As filed with the Securities and Exchange Commission on July 6, 2007
Registration No. 333-142535

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cumberland Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)

Tennessee	2834	62-1765329
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2525 West End Avenue, Suite 950
Nashville, Tennessee 37203
(615) 255-0068
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A.J. Kazimi
Chairman and CEO
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203
(615) 255-0068
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin S. Brown, Esq. Virginia Boulet, Esq. Adams and Reese LLP 424 Church Street, Suite 2800 Nashville, Tennessee 37219 (615) 259-1450	Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019-6092 (212) 259-8000

Approximate date of commencement of proposed offering to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	JULY 6, 2007

           Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the           shares of our common stock offered by this prospectus.

We have applied to have our common stock included for quotation on The Nasdaq Global Market under the symbol “CPIX”.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional        shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , and our total proceeds, before expenses, will be $          .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about          , 2007.

UBS Investment Bank

Jefferies & Company
Wachovia Securities
Morgan Joseph

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including          , 2007 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Amelior®, Acetadote® and the Cumberland Pharmaceuticals logo are trademarks or service marks of Cumberland Pharmaceuticals Inc. All other trademarks or service marks appearing in this prospectus are the property of their respective holders.

i

Prospectus summary

This summary highlights select contents of this prospectus, and may not contain all of the information that you should consider before investing in our common stock. This summary should be read together with the more detailed information found elsewhere in this prospectus, including “Risk factors” and our consolidated financial statements and related notes beginning on page F-1. References in this prospectus to “Cumberland,” “we,” “us” and “our” refer to Cumberland Pharmaceuticals Inc. and our consolidated subsidiaries, unless the context indicates otherwise.

OUR COMPANY

We are a profitable and growing specialty pharmaceutical company focused on the acquisition, development and commercialization of branded prescription products. Our primary target markets are hospital acute care and gastroenterology, which are characterized by relatively concentrated physician prescriber bases. Unlike many emerging pharmaceutical and biotechnology companies, we have established both product development and commercialization capabilities, and believe our organizational structure can be expanded efficiently to accommodate our expected growth. Our management team consists of pharmaceutical industry veterans experienced in business development, clinical and regulatory affairs, and sales and marketing.

Since our inception in 1999, we have successfully funded the acquisition and development of our product portfolio with limited external investment, while maintaining profitable operations over the past three years. Our portfolio consists of two products approved by the U.S. Food and Drug Administration, or FDA, one late-stage development product candidate nearing completion of Phase III clinical trials and several pre-clinical development projects. We were directly responsible for the clinical development and regulatory approval of Acetadote, one of our marketed products, and are currently completing development of Amelior, our lead product candidate. We promote Acetadote and our other FDA-approved product, Kristalose, through dedicated hospital and gastroenterology sales forces, which together are comprised of 42 sales representatives and managers. We believe that our target markets are highly concentrated, and consequently can be penetrated effectively by small, dedicated sales forces without large-scale promotional activity. For the years 2004, 2005 and 2006, our net revenue was $12.0 million, $10.7 million and $17.8 million, respectively, and our net income was $558,000, $2.0 million and $4.4 million, respectively.

OUR PRODUCTS

Our key products and product candidates include:

Product	Indication	Delivery	Status

Amelior®	Pain and Fever	Injectable	Phase III
Acetadote®	Acetaminophen Poisoning	Injectable	Marketed
Kristalose®	Chronic and Acute Constipation	Oral Solution	Marketed

Amelior, our lead pipeline candidate, is an intravenous formulation of ibuprofen currently in Phase III clinical trials. We expect to complete clinical development by early 2008 and are preparing to submit our new drug application, or NDA, to the FDA for review. There currently are no injectable products approved for sale in the U.S. for the treatment of both pain and fever. If we complete clinical development and receive FDA approval for Amelior on our current projected timeline, we believe Amelior would be the first injectable product available for the treatment of both pain and fever in the country. If approved, we plan to market Amelior in the U.S. through our hospital sales force and to market Amelior internationally through alliances with marketing partners. We believe Amelior currently represents our most significant product opportunity.

According to IMS Health, the U.S. market for injectable analgesics, or pain relievers, exceeded $302 million, or 491 million units, in 2006. This market consists primarily of the non-steroidal anti-inflammatory drug ketorolac and generic opioids. Despite having a poor safety profile, usage of ketorolac has grown from approximately 38 million units in 2003, or 7% of the market, to approximately 43 million units in 2006, or 9% of the market, according to IMS Health. Injectable opioids such as morphine and meperidine accounted for approximately 447 million units sold in 2006. While opioids are widely used for acute pain management, they are associated with a variety of side effects including sedation, nausea, vomiting, headache, cognitive impairment and respiratory depression. Based on the results of clinical studies to date, we believe Amelior represents a potentially safer alternative to ketorolac, the only non-opioid injectable pain relief drug available in the U.S. There is currently no approved injectable treatment for fever in the U.S.

Acetadote is the only intravenous formulation of N-acetylcysteine, or NAC, approved in the U.S. for the treatment of acetaminophen poisoning. Though safe at recommended doses, acetaminophen can cause liver damage with excessive use. Acetaminophen overdose is the most common cause of acute liver failure in adults in the U.S. According to the American Association of Poison Control Centers’ Toxic Exposure Surveillance System, acetaminophen was the leading cause of poisonings presenting to emergency departments in the U.S. in 2005, with approximately 77,000 cases treated.

NAC is accepted worldwide as the standard of care for treating acetaminophen overdose, which is well-documented and is supported by a 2005 article in volume 17 of Current Opinion in Pediatrics. Until our 2004 launch of Acetadote, the only FDA-approved form of NAC available in the U.S. was an oral preparation. Medical literature suggests that, for a number of patients, IV treatment is the only reasonable route of administration due to nausea and vomiting associated with the administration of oral NAC for acetaminophen overdose. Sales of Acetadote have increased consistently since we launched the product in June 2004. According to Wolters Kluwer Health Sourcetm Pharmaceutical Audit Suite, Acetadote sales to hospitals grew 43% from 2005 to 2006. Total sales to hospitals in 2006 were $12.8 million. We believe that we can continue to expand market share, and that our Acetadote sales and marketing platform should help facilitate the anticipated launch of Amelior.

Kristalose, a prescription laxative product, is a crystalline form of lactulose designed to enhance patient acceptance and compliance. Based on data from IMS Health, the U.S. prescription laxative market has grown rapidly over the past few years, increasing from approximately $206 million in 2003 to $389 million in 2006, representing a compound annual growth rate of 24%. Wholesaler sales of Kristalose to pharmacies were $10.5 million in 2006. During that year, we acquired exclusive U.S. commercialization rights to Kristalose, subsequently assembling a dedicated field sales force and re-launching the product in October 2006 under the Cumberland brand. We believe that we can increase market share for Kristalose given its many positive, competitive attributes including better taste, consistency, ease of use and cost relative to competing products.

Early-stage product candidates.  Our pre-clinical product candidates are being developed by Cumberland Emerging Technologies, Inc., or CET, our 86%-owned subsidiary. CET collaborates with leading research institutions to identify and advance the development of promising pre-clinical product candidates within our target segments. Current CET projects include an improved treatment for fluid buildup in the lungs of cancer patients and an anti-infective for treating fungal infections in immuno-compromised patients.

OUR COMPETITIVE STRENGTHS

We believe our key competitive strengths include the following:

➢	A significant late-stage product opportunity in Amelior;

➢	Strong growth potential of our existing marketed products, Acetadote and Kristalose;

➢	Our focus on underserved niche markets, including hospital acute care and gastroenterology;

➢	A profitable business with a history of fiscal discipline; and

➢	Extensive management expertise in business development, clinical and regulatory affairs, and sales and marketing.

OUR STRATEGY

Our objective is to develop, acquire and commercialize branded pharmaceutical products for specialty physician market segments. Our strategy to achieve this objective includes the following key elements:

➢	Successfully develop and commercialize Amelior, our lead product candidate in Phase III clinical trials;

➢	Maximize sales of our marketed products, Acetadote and Kristalose;

➢	Expand our dedicated hospital and gastroenterology sales forces;

➢	Expand our product portfolio by acquiring rights to additional marketed products and late-stage product candidates; and

➢	Develop a pipeline of early-stage products through CET, our majority-owned subsidiary.

RISKS AFFECTING US

Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. These and other risks are discussed further in the section entitled “Risk factors” immediately following this prospectus summary, and include the following:

➢	Our Amelior product candidate has not been approved for sale and may never be successfully commercialized;

➢	Sales of Acetadote and Kristalose currently generate almost all of our revenues. An adverse development regarding either of these products could have a material and adverse impact on our future revenues and profitability;

➢	If any manufacturer we rely upon fails to produce our products and product candidates in the amounts we require on a timely basis, or fails to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the commercialization of Amelior, or may be unable to meet demand for the product supplied by the manufacturer and may lose potential revenues;

➢	We are dependent on a variety of other third parties. If these third parties fail to perform as we expect, our operations could be disrupted and our financial results could suffer; and

➢	If we are unable to maintain and build an effective sales and marketing infrastructure, we will not be able to successfully commercialize and grow our products and product candidates.

In addition, as of March 31, 2007, we had an accumulated deficit of ($6.6) million.

CORPORATE INFORMATION

We were incorporated in Tennessee in 1999. Our principal executive offices are located at 2525 West End Avenue, Suite 950, Nashville, Tennessee 37203, and our telephone number is (615) 255-0068. Our website address is www.cumberlandpharma.com. The information on, or accessible through, our website is not part of this prospectus.

The offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share. We expect to use the net proceeds from this offering primarily for potential acquisitions and product development. We may use the proceeds from this offering for additional development and potential commercial introduction of our lead product candidate, Amelior. We may also use the proceeds from this offering to expand operations, including expansion of our sales forces, and for general corporate purposes.

Proposed Nasdaq Global Market Symbol	CPIX

The number of shares of common stock to be outstanding after this offering is based on           shares outstanding as of                     and excludes:

➢	shares of common stock issuable upon exercise of options issued under our 1999 Stock Option Plan and options issued in connection with debt financings in 2001 and 2003, at a weighted average exercise price of $ per share;

➢	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ and $ per share;

➢	shares of common stock issuable upon conversion of outstanding preferred stock; and

➢	shares of common stock reserved for future issuance under our current stock option plans.

Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their option to purchase up to           shares of our common stock to cover over-allotments. All information in this prospectus has been adjusted to reflect a           for           stock split of our common stock which became effective on                  , 2007.

Summary consolidated financial data

The tables below summarize our financial data as of the dates and for the periods indicated. You should read the following information together with the more detailed information contained in “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The pro forma statement of operations and balance sheet data below gives effect to the conversion of           shares of our preferred stock into           shares of common stock. The pro forma as adjusted balance sheet data below gives further effect to the sale of           shares of common stock that we are offering at an assumed initial public offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

	Years Ended December 31,			Three Months Ended March 31,
Statement of operations data:	2004	2005	2006	2006	2007

	(in thousands, except per share data)
				(unaudited)

Net revenues	$12,032	$10,690	$17,815	$1,388	$5,907
Operating income (loss)	1,569	750	2,224	(1,203)	1,251
Net income (loss) before income taxes	558	770	1,708	(1,217)	1,149
Net income (loss)	558	1,954	4,404	(1,217)	739

Net income (loss) per share—basic	$0.12	$0.41	$0.90	($0.25)	$0.15

Net income (loss) per share—diluted	$0.07	$0.24	$0.54	($0.25)	$0.09

Pro forma net income (loss) per share—basic (unaudited)			$0.77		$0.13

Pro forma net income (loss) per share—diluted (unaudited)			$0.54		$0.09

Weighted average shares outstanding—basic	4,541	4,748	4,899	4,895	4,935
Weighted average shares outstanding—diluted	7,741	8,153	8,227	8,225	8,310
Pro forma weighted average shares outstanding—basic (unaudited)			5,754		5,790
Pro forma weighted average shares outstanding—diluted (unaudited)			8,227		8,310

	As of March 31, 2007
			Pro Forma
Balance sheet data:	Actual	Pro Forma	as Adjusted

	(in thousands)
	(unaudited)

Cash and cash equivalents	$8,999	$	$
Working capital	4,431
Total assets	26,854
Total long-term debt and other long-term obligations (including current portion)	9,947
Preferred stock	2,743
Accumulated deficit	(6,621)
Total shareholders’ equity	12,223

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the information included in this prospectus, before investing in our common stock. If any of the following risks were to occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our Amelior product candidate has not been approved for sale and may never be successfully commercialized.

We anticipate that a substantial portion of our future growth will come from sales of our Amelior product candidate. However, Amelior has neither been approved nor marketed by the U.S. Food and Drug Administration, or FDA, and it is still subject to risks associated with its clinical development.

Amelior is undergoing Phase III clinical trials to test its efficacy and safety. Delays in the completion of these clinical trials, which can result from unforeseen issues, FDA interventions, problems with enrolling patients and other reasons, could significantly delay commercial launch and affect our product development costs. Moreover, results from these clinical studies may not be as favorable as the results we obtained in prior, completed studies.

If the results of our clinical trials are favorable, we intend to submit to the FDA an application for marketing approval for Amelior. The FDA may decline to accept our application. If the FDA declines our application, it may require that we conduct additional studies and submit additional data prior to resubmitting the application. If the FDA accepts and reviews the application, it may still require that we conduct additional studies or submit other data. Conducting studies and collecting, analyzing and submitting necessary data can be time-consuming and expensive. The FDA may not act on our application during the timeframe that we expect. Moreover, the FDA might not approve our application, in which event we would not be able to sell Amelior in the U.S., or it might approve Amelior for only limited uses, in which event the market for this product could be significantly reduced, adversely affecting our commercial opportunity. In addition, new government regulations could prevent or delay regulatory approval of Amelior.

Amelior, which is injectable ibuprofen, is a non-steroidal anti-inflammatory drug, or NSAID. The widespread use of NSAIDs has meant that the adverse effects of these relatively safe drugs have become increasingly prevalent. The two main adverse drug reactions associated with NSAIDs relate to the gastrointestinal tract and the kidneys. Recent studies suggest there may also be a risk of cardiovascular adverse effects associated with NSAIDs. While we are currently studying the safety of Amelior in our clinical trials, the FDA may require additional safety data be collected prior to or after any approval of the product.

Even if Amelior is successfully developed and approved by the FDA, it may never gain significant acceptance in the marketplace and therefore never generate substantial revenue or profits for us. Physicians may determine that existing drugs are adequate to address patients’ needs. For example, oral non-narcotic pain and fever reducers, as well as narcotic IV pain relievers, are widely available and commonly prescribed. If physicians determine that Amelior is safe and effective, it will still compete, on a patient-by-patient and physician-by-physician basis, with other therapeutic alternatives. Additionally, we are aware of other companies developing products that would address the same market that we are targeting for Amelior. The extent to which Amelior will be reimbursed by the U.S. government or third-party payors is also currently unknown, and reimbursement levels of Amelior compared to those of other competitive drugs will also affect the level of market acceptance.

Risk factors

As a result of the foregoing and other factors, we do not know the extent to which Amelior will contribute to our future growth.

Sales of Acetadote and Kristalose currently generate almost all of our revenues. An adverse development regarding either of these products could have a material and adverse impact on our future revenues and profitability.

A number of factors may impact the effectiveness of our marketing and sales activities and the demand for our products, including:

➢	The prices of Acetadote and Kristalose relative to other drugs or competing treatments;

➢	Any unfavorable publicity concerning us, Acetadote or Kristalose, or the markets for these products such as information concerning product contamination or other safety issues in either of our product markets, whether or not directly involving our products;

➢	Perception by physicians and other members of the healthcare community of the safety or efficacy of Acetadote, Kristalose or competing products;

➢	Regulatory developments related to our marketing and promotional practices or the manufacture or continued use of Acetadote or Kristalose;

➢	The inability of the orphan drug designation of Acetadote (under which the FDA granted seven years marketing exclusivity for intravenous treatment of moderate to severe acetaminophen overdose) to prevent development and marketing of a different product that competes with Acetadote;

➢	Changes in intellectual property protection available for Acetadote or Kristalose or competing treatments;

➢	The availability and level of third-party reimbursement for sales of Acetadote and Kristalose; and

➢	The continued availability of adequate supplies of Acetadote and Kristalose to meet demand.

If demand for either Acetadote or Kristalose weakens, our revenues and profitability will likely decline.

Known adverse effects of our marketed products are documented in product labeling, including the product package inserts, medical information disclosed to medical professionals, and all marketing related materials. No unforeseen or serious adverse effects outside of those specified in current product labeling have been directly attributed to our approved products. The most frequently reported adverse events attributed to Acetadote include rash, urticaria (hives) and pruritus (itching), and anaphylactoid reactions. The most frequently reported adverse events attributed to Kristalose, and reported to us, include flatulence and nausea.

If any manufacturer we rely upon fails to produce our products and product candidates in the amounts we require on a timely basis, or fails to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the commercialization of Amelior, or may be unable to meet demand for the product supplied by the manufacturer and may lose potential revenues.

We do not manufacture any of our products or product candidates, and we do not currently plan to develop any capacity to do so. Our dependence upon third parties for the manufacture of products could adversely affect our profit margins or our ability to develop and deliver products on a timely and competitive basis. If for any reason we are unable to obtain or retain third-party manufacturers on commercially acceptable terms, we may not be able to sell our products as planned. Furthermore, if we encounter delays or difficulties with contract manufacturers in producing our products, the distribution, marketing and subsequent sales of these products could be adversely affected. In either event, we may

Risk factors

choose to or need to seek an alternative source of supply for, or abandon, a product line or sell a product line on unsatisfactory terms. Our agreement with Bioniche Teoranta, or Bioniche, for the exclusive manufacture and supply of Acetadote requires that we obtain Acetadote only from Bioniche, even if we could obtain Acetadote from another supplier on terms more favorable than the terms of our agreement with Bioniche.

We have minimum purchase obligations under our Acetadote supply agreement with Bioniche and our Kristalose supply agreement with Inalco S.p.A. and Inalco Biochemicals, Inc., or collectively Inalco. If our purchase obligations exceed demand for these products, we may be forced to either breach our contract with that manufacturer or purchase a supply of the product that we may be unable to sell. Our contract with Bioniche extends until 2011, and our contract with Inalco extends until 2021.

On February 2, 2007, Mayne Pharma Pty. Ltd., our exclusive manufacturer of Amelior, was acquired by Hospira, Inc. If Hospira encounters integration problems or if we have disagreements with Hospira, with whom we have not collaborated in the past, our supply of Amelior could be interrupted.

Amelior is manufactured at a single facility in Australia. Acetadote is manufactured at a single facility in Ireland, and the active pharmaceutical ingredient for Kristalose is manufactured at a single facility in Italy. If any one of these facilities is damaged or destroyed, or if local conditions result in a work stoppage, we could suffer a delay or suspension of clinical trials, in the case of Amelior, or an inability to meet demand, in the case of our marketed products. Kristalose is manufactured through a complex process involving trade secrets of the manufacturer; therefore, it would be particularly difficult to find a new manufacturer of Kristalose on an expedited basis. As a result of these factors, our ability to manufacture Kristalose may be substantially impaired if the manufacturer is unable or unwilling to supply sufficient quantities of the product.

In addition, all manufacturers of our products and product candidates must comply with current good manufacturing practices, referred to as cGMP, enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of our product candidates may be unable to comply with cGMP requirements and with other FDA, state and foreign regulatory requirements. We have no control over our manufacturers’ compliance with these regulations and standards. If our third-party manufacturers do not comply with these requirements, we could be subject to:

➢	fines and civil penalties;

➢	suspension of production or distribution;

➢	suspension or delay in product approval;

➢	product seizure or recall; and

➢	withdrawal of product approval.

We are dependent on a variety of other third parties. If these third parties fail to perform as we expect, our operations could be disrupted and our financial results could suffer.

We have a relatively small internal infrastructure. We rely on a variety of third parties, other than our third-party manufacturers, to help us operate our business. Other third parties on which we rely include:

➢	Cardinal Health Specialty Pharmaceutical Services, a logistics and fulfillment company and business unit of Cardinal, which warehouses and ships both Kristalose and Acetadote;

➢	Inventiv Commercial Services, LLC, which provides a field sales force that is the primary selling team for Kristalose; and

Risk factors

➢	Vanderbilt University and the Tennessee Technology Development Corporation, co-owners with us of Cumberland Emerging Technologies, Inc., or CET, and the universities that collaborate with us in connection with CET’s research and development programs.

If these third parties do not continue to provide services to us, or collaborate with us, we might not be able to obtain others who can serve these functions. This could disrupt our business operations, delay completion of clinical trials, regulatory approval and market launch of Amelior or any future product candidate, increase our operating expenses and otherwise adversely affect our operating results.

If we are unable to maintain and build an effective sales and marketing infrastructure, we will not be able to commercialize and grow our products and product candidates successfully.

Historically, we have relied on Cardinal, to provide sales representatives to promote our products. Recently, we exercised an option under our agreement with Cardinal to convert the hospital sales force for our products to Cumberland employees. This conversion was completed in January 2007. Our ability to maintain and increase our revenues and profitability, particularly in the near term, will depend on our ability to address any issues or inefficiencies that arise from transitioning this sales force from Cardinal employees to our employees.

As we grow, we may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our products. This risk would be accentuated if we acquire products in areas outside of acute care/emergency medicine and gastroenterology, since our sales forces specialize in these areas. If we are unable to expand our sales and marketing capability or any other capabilities necessary to commercialize our products and product candidates, we will need to contract with third parties to market and sell our products. If we are unable to establish and maintain adequate sales and marketing capabilities:

➢	we may not be able to increase our product revenue;

➢	we may generate increased expenses; and

➢	we may not continue to be profitable.

Competitive pressures could reduce our revenues and profits.

The pharmaceutical industry is intensely competitive. Our strategy is to target differentiated products in specialized markets. However, this strategy does not relieve us from competitive pressures, and can entail distinct competitive risks. For example, a new entrant into a smaller market could have a disproportionately large impact on others in the market. In addition, certain of our competitors do not aggressively promote their products in our markets. A relatively modest increase in promotional activity in our markets could result in large shifts in market share, adversely affecting us.

Kristalose competes in the U.S. with several other branded prescription laxative products, including Amitiza® and Zelnorm®. Amitiza® is marketed by Sucampo Pharmaceuticals Inc. and Takeda Pharmaceutical Company Limited. Zelnorm® is a product of Novartis Pharma AG, which withdrew Zelnorm® from the U.S. market in March 2007 based on a recent finding of an increased risk of serious cardiovascular adverse events associated with the use of the drug. Acetadote competes domestically with several orally administered prescription products for treating acetaminophen overdose. We are aware of products under development, including an intravenous acetaminophen product being developed by Cadence Pharmaceuticals Inc., which could compete with Amelior. We have limited patent protection against direct competition.

Our competitors may sell or develop drugs that are more effective and useful and less costly than ours, and they may be more successful in manufacturing and marketing their products. Many of our

Risk factors

competitors have significantly greater financial and marketing resources than we do. Additional competitors may enter our markets.

The pharmaceutical industry is characterized by constant and significant investment in new product development, which can result in rapid technological change. The introduction of new products could substantially reduce our market share or render our products obsolete. The selling prices of pharmaceutical products tend to decline as competition increases, through new product introduction or otherwise, which could reduce our revenues and profitability.

Governmental and private health care payors have recently emphasized substitution of branded pharmaceuticals with less expensive generic equivalents. An increase in the sales of generic pharmaceutical products could result in a decrease in our revenues. While there are no generic equivalents competing with Amelior, Acetadote or Kristalose at this time, in the future we could face generic competition.

Our future growth depends on our ability to identify and acquire rights to products. If we do not successfully identify and acquire rights to products and successfully integrate them into our operations, our growth opportunities would be limited.

We acquired rights to Amelior, Acetadote and Kristalose. Our business strategy is to continue to acquire rights to FDA-approved products as well as pharmaceutical product candidates in the late stages of development. We do not plan to conduct basic research or pre-clinical product development, except to the extent of our investment in CET. We have limited resources to acquire third-party products, businesses and technologies and integrate them into our current infrastructure. Many acquisition opportunities involve competition among several potential purchasers including large multi-national pharmaceutical companies and other competitors that have access to greater financial resources than we do.

With future acquisitions, we may face financial and operational risks and uncertainties, including:

➢	not realizing the expected economic return or other benefits from an acquisition;

➢	incurring higher than expected acquisition and integration costs;

➢	assuming or otherwise being exposed to unknown liabilities;

➢	developing or integrating new products that could disrupt our business and divert our management’s time and attention;

➢	not being able to preserve key suppliers or distributors of any acquired products;

➢	incurring substantial debt or issue dilutive securities to pay for acquisitions; and

➢	acquiring products that could substantially increase our amortization expenses.

We are not precluded from engaging in a large acquisition in the future, including an acquisition that entails the investment of substantially all of the proceeds from this offering. While large acquisitions potentially present large opportunities, they also could magnify the risks identified above. As of the date of this prospectus, we have no commitments or agreements regarding any potential acquisitions.

We may not be able to engage in future product acquisitions, and those we do complete may not be beneficial to us in the long term.

Risk factors

Continued consolidation of distributor networks in the pharmaceutical industry as well as increases in retailer concentration may limit our ability to profitably sell our products.

We sell most of our products to large pharmaceutical wholesalers, who in turn sell to, thereby supplying, hospitals and retail pharmacies. The distribution network for pharmaceutical products has become increasingly consolidated in recent years. Today, three large wholesalers control most of the market. Further consolidation among, or any financial difficulties of, pharmaceutical wholesalers or retailers could result in the combination or elimination of warehouses, which could cause product returns to us. In addition, further consolidation or financial difficulties could also cause our customers to reduce the amounts of our products that they purchase, which would materially and adversely affect our business, financial condition and results of operations.

If governmental or third-party payors do not provide adequate reimbursement for our products, our revenue and prospects for continued profitability will be limited.

Our financial success depends, in part, on the availability of adequate reimbursement from third-party healthcare payors. Such third-party payors include governmental health programs such as Medicare and Medicaid, managed care providers and private health insurers. Third-party payors are increasingly challenging the pricing of medical products and services, while governments continue to propose and pass legislation designed to reduce the cost of healthcare. Adoption of such legislation could further limit reimbursement for pharmaceuticals. For example, in December 2003, Congress enacted a limited prescription drug benefit for Medicare beneficiaries in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Under this program, drug prices for certain prescription drugs are negotiated by drug plans, with the goal to lower costs for Medicare beneficiaries. Future cost control initiatives could decrease the price that we would receive for any products, which would limit our revenue and profitability. In addition, legislation and regulations affecting the pricing of pharmaceuticals might change.

Reimbursement practices of third-party payors might preclude us from achieving market acceptance for our products or maintaining price levels sufficient to realize an appropriate return on our investment in product acquisition and development. If we cannot obtain adequate reimbursement levels, our business, financial condition and results of operations would be materially and adversely affected.

“Formulary” practices of third-party payors could adversely affect our competitive position.

Many managed health care organizations are now controlling the pharmaceutical products listed on their formulary lists. The benefit of having products listed on these formulary lists creates competition among pharmaceutical companies which, in turn, has created a trend of downward pricing pressure in our industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. Our products might not be included on the formulary lists of managed care organizations, and downward pricing pressure in our industry generally could negatively impact our operations.

Our CET joint initiative may not result in our gaining access to commercially viable products.

Our CET joint initiative with Vanderbilt University and Tennessee Technology Development Corporation is designed to help us investigate, in a cost-effective manner, early-stage products and

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technologies. However, we may never gain access to commercially viable products from CET for a variety of reasons, including:

➢	CET investigates early-stage products, which have the greatest risk of failure prior to FDA approval and commercialization;

➢	In some programs, we do not have pre-set rights to product candidates developed by CET. We would need to agree with CET and its collaborators on the terms of any product license to, or acquisition by, us;

➢	We rely principally on government grants to fund CET’s research and development programs. If these grants were no longer available, we or our co-owners might be unable or unwilling to fund CET operations at current levels or at all;

➢	We may become involved in disputes with our co-owners regarding CET policy or operations, such as how best to deploy CET assets or which product opportunities to pursue. Disagreement could disrupt or halt product development; and

➢	CET may disagree with one of the various universities with which CET is collaborating on research. A disagreement could disrupt or halt product development.

The size of our organization and our activities are growing, and we may experience difficulties in managing growth.

As of June 20, 2007, we had 35 full-time employees, which includes the sales staff we recently acquired from Cardinal, now comprised of 15 representatives. We may need to continue to expand our managerial, operational, financial and other resources in order to increase our marketing efforts with regard to our currently marketed products, continue our business development and product development activities and commercialize our product candidates. We have experienced, and may continue to experience, rapid growth in the scope of our operations in connection with the commercial launch of new products. Our financial performance will depend, in part, on our ability to manage any such growth effectively. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth.

We depend on our key personnel, the loss of whom would adversely affect our operations. If we fail to attract and retain the talent required for our business, our business will be materially harmed.

We are a relatively small company, and we depend to a great extent on principal members of our management and scientific staff. If we lose the services of any key personnel, in particular, A.J. Kazimi, our Chief Executive Officer, it could have a material adverse effect on our business prospects. We currently have a key man life insurance policy covering the life of Mr. Kazimi. We have entered into agreements with each of our employees that contain restrictive covenants relating to non-competition and non-solicitation of our customers and suppliers for one year after termination of employment. Nevertheless, each of our officers and key employees may terminate his or her employment at any time without notice and without cause or good reason, and so as a practical matter these agreements do not guarantee the continued service of these employees. Our success depends on our ability to attract and retain highly qualified scientific, technical and managerial personnel and research partners. Competition among pharmaceutical companies for qualified employees is intense, and we may not be able to retain existing personnel or attract and retain qualified staff in the future. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Risk factors

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product or product candidate and may have to limit its commercialization.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates and the commercial sale of our products. An individual may bring a liability claim against us if one of our product candidates or products causes, or appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we may incur substantial liabilities. Liability claims may result in:

➢	decreased demand for our products;

➢	injury to our reputation;

➢	withdrawal of clinical trial participants;

➢	significant litigation costs;

➢	substantial monetary awards to or costly settlement with patients;

➢	product recalls;

➢	loss of revenue; and

➢	the inability to commercialize our product candidates.

We are highly dependent upon medical and patient perceptions of us and the safety and quality of our products. We could be adversely affected if we or our products are subject to negative publicity. We could also be adversely affected if any of our products or any similar products sold by other companies prove to be, or are asserted to be, harmful to patients. Also, because of our dependence upon medical and patient perceptions, any adverse publicity associated with illness or other adverse effects resulting from the use or misuse of our products or any similar products sold by other companies could have a material adverse impact on our results of operations.

We have product liability insurance that covers our clinical trials and the marketing and sale of our products up to a $10 million annual aggregate limit, subject to specified deductibles. Our current or future insurance coverage may prove insufficient to cover any liability claims brought against us. Because of the increasing costs of insurance coverage, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid cash dividends on our capital stock. We do not anticipate paying cash dividends to our shareholders in the foreseeable future. The availability of funds for distributions to shareholders will depend substantially on our earnings. Even if we become able to pay dividends in the future, we expect that we would retain such earnings to enhance capital and/or reduce long-term debt.

RISKS RELATING TO GOVERNMENT REGULATION

We are subject to stringent government regulation. All of our products face regulatory challenges.

Virtually all aspects of our business activities are regulated by government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution, promotion and sampling, and advertising of our products, and disposal of waste products arising from such activities, are subject to governmental

Risk factors

regulation. These activities are regulated by one or more of the FDA, the Federal Trade Commission, or the FTC, the Consumer Product Safety Commission, the U.S. Department of Agriculture and the U.S. Environmental Protection Agency, or the EPA, as well as by comparable agencies in foreign countries. These activities are also regulated by various agencies of the states and localities in which our products are sold. For more information, see “Business—Government Regulation.”

Like all pharmaceutical manufacturers, we are subject to regulation by the FDA under the authority of the Federal Food, Drug and Cosmetic Act, or the FDC Act. All “new drugs” must be the subject of an FDA-approved new drug application, or NDA, before they may be marketed in the U.S. The FDA has the authority to withdraw existing NDA approvals and to review the regulatory status of products marketed under the enforcement policy. The FDA may require an approved NDA for any drug product marketed under the enforcement policy if new information reveals questions about the drug’s safety and effectiveness. All drugs must be manufactured in conformity with cGMP, and drug products subject to an approved NDA must be manufactured, processed, packaged, held and labeled in accordance with information contained in the NDA. Since we rely on third parties to manufacture our products, cGMP requirements directly affect our third party manufacturers and indirectly affect us. The manufacturing facilities of our third-party manufacturers are continually subject to inspection by such governmental agencies, and manufacturing operations could be interrupted or halted in any such facilities if such inspections prove unsatisfactory. Our third-party manufacturers are subject to periodic inspection by the FDA to assure such compliance.

Pharmaceutical products must be distributed, sampled and promoted in accordance with FDA requirements. The FDA also regulates the advertising of prescription drugs. The FDA has the authority to request post-approval commitments that can be time-consuming and expensive to comply with.

Under the FDC Act, the federal government has extensive enforcement powers over the activities of pharmaceutical manufacturers to ensure compliance with FDA regulations. Those powers include, but are not limited to, the authority to initiate court action to seize unapproved or non-complying products, to enjoin non-complying activities, to halt manufacturing operations that are not in compliance with cGMP, and to seek civil monetary and criminal penalties. The initiation of any of these enforcement activities, including the restriction or prohibition on sales of our products, could materially adversely affect our business, financial condition and results of operations.

Any change in the FDA’s enforcement policy could have a material adverse effect on our business, financial condition and results of operations.

We cannot determine what effect changes in regulations or statutes or legal interpretation, when and if promulgated or enacted, may have on our business in the future. Such changes could, among other things, require:

➢	changes to manufacturing methods;

➢	expanded or different labeling;

➢	recall, replacement or discontinuance of certain products;

➢	additional record keeping; and

➢	expanded documentation of the properties of certain products and scientific substantiation.

Such changes, or new legislation, could have a material adverse effect on our business, financial condition and results of operations.

Risk factors

RISKS RELATING TO INTELLECTUAL PROPERTY

Our strategy to secure and extend marketing exclusivity or patent rights may provide only limited protection from competition.

We seek to secure and extend marketing exclusivity for our products through a variety of means, including FDA exclusivity and patent rights. Acetadote has been designated as an “orphan drug” and is indicated to prevent or lessen hepatic (liver) injury when administered intravenously within eight to ten hours after ingesting quantities of acetaminophen that are potentially toxic to the liver. The FDA is authorized to grant orphan drug designation to drugs intended to treat a rare disease or condition. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market another drug using the same active ingredients for the same indication, except in very limited circumstances, for seven years. To this extent, Acetadote is protected until 2011 against competition from another drug using the same active ingredient to treat the same indication. Orphan drug marketing exclusivity does not, however, protect a drug from competition by a different drug marketed for the same indications.

We do not have “composition of matter” or “use” patents for our marketed products. We do have a U.S. patent, No. 6,727,286, and some related international patents, which are directed to ibuprofen solution formulations, methods of making the same, and methods of using the same, and which are related to our formulation and manufacture of Amelior. We have applied for additional U.S. and international patent protection for our invention related to ibuprofen solution formulations, methods of making the same, and methods of using the same, but those applications may not result in issued patents. Additionally, the active ingredient in Amelior—ibuprofen—is in the public domain, and if a competitor were to develop a sufficiently distinct formulation, it could develop and seek FDA approval for an ibuprofen product that competes with Amelior. Following successful completion of our clinical studies, we also plan to seek three-year marketing exclusivity for Amelior.

Inalco manufactures Kristalose and owns two U.S. patents, Nos. 5,003,061 and 5,480,491, related to the manufacture of Kristalose. These patents are not directed to the composition or use of Kristalose and do not prevent a competitor from developing a formulation and developing and seeking FDA approval for a product that competes with Kristalose.

While we consider patent protection when evaluating product acquisition opportunities, any products we acquire in the future may not have significant patent protection. Neither the U.S. Patent and Trademark Office nor the courts have a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under many pharmaceutical patents. Patent applications in the U.S. and many foreign jurisdictions are typically not published until 18 months following the filing date of the first related application, and in some cases not at all. In addition, publication of discoveries in scientific literature often lags significantly behind actual discoveries. Therefore, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. In addition, changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. Furthermore, our competitors may independently develop similar technologies or duplicate technology developed by us in a manner that does not infringe our patents or other intellectual property. As a result of these factors, our patent rights may not provide any commercially valuable protection from competing products.

Risk factors

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patents, we rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation where we do not believe patent protection is appropriate or attainable. For example, the manufacturing process for Kristalose involves substantial trade secrets and proprietary know-how. We have entered into confidentiality agreements with certain key employees and consultants pursuant to which such employees and consultants must assign to us any inventions relating to our business if made by them while they are our employees, as well as certain confidentiality agreements relating to the acquisition of rights to products. Confidentiality agreements can be breached, though, and we might not have adequate remedies for any breach. Also, others could acquire or independently develop similar technology.

We depend on our licensors for the maintenance and enforcement of our intellectual property and have limited, if any, control over the amount or timing of resources that our licensors devote on our behalf.

When we license products, we often depend on our licensors to protect the proprietary rights covering those products. We have limited, if any, control over the amount or timing of resources that our licensors devote on our behalf or the priority they place on maintaining patent or other rights and prosecuting patent applications to our advantage. While any such licensor is expected to be under contractual obligations to us to diligently prosecute its patent applications and allow us the opportunity to consult, review and comment on patent office communications, we cannot be sure that it will perform as required. If a licensor does not perform and if we do not assume the maintenance of the licensed patents in sufficient time to make required payments or filings with the appropriate governmental agencies, we risk losing the benefit of all or some of those patent rights.

If the use of our technology conflicts with the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to commercialize products based on this technology in a profitable manner or at all.

Third parties, including our competitors, could have or acquire patent rights that they could enforce against us. In addition, we may be subject to claims from others that we are misappropriating their trade secrets or confidential proprietary information. If our products conflict with the intellectual property rights of others, they could bring legal action against us or our licensors, licensees, manufacturers, customers or collaborators. If we were found to be infringing a patent or other intellectual property rights held by a third party, we could be forced to seek a license to use the patented or otherwise protected technology. We might not be able to obtain such a license on terms acceptable to us or at all. If an infringement or misappropriation legal action were to be brought against us or our licensors, we would incur substantial costs in defending the action. If such a dispute were to be resolved against us, we could be subject to significant damages, and the manufacturing or sale of one or more of our products could be enjoined.

We may be involved in lawsuits to protect or enforce our patents or the patents of our collaborators or licensors, which could be expensive and time consuming.

Competitors may infringe our patents or the patents of our collaborators or licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse

Risk factors

result in any litigation or defense proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management. We may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, some of our confidential information could be disclosed during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

If we breach any of the agreements under which we license rights to our products and product candidates from others, we could lose the ability to continue commercialization of our products and development and commercialization of our product candidates.

We have exclusive licenses for the marketing and sale of certain products and may acquire additional licenses. Such licenses may terminate prior to expiration if we breach our obligations under the license agreement related to these pharmaceutical products. For example, the licenses may terminate if we fail to meet specified quality control standards, including cGMP with respect to the products, or commit a material breach of other terms and conditions of the licenses. Such early termination could have a material adverse effect on our business, financial condition and results of operations.

Our agreement with Inalco appoints us as the exclusive marketer, seller and distributor of Kristalose in the U.S. Either we or Inalco may terminate this agreement upon the breach of any material provision of the agreement if the breach is not cured within 45 days following written notice. If our agreement with Inalco were terminated, we would lose our right to continue commercialization of Kristalose in the U.S.

Under an agreement between us and Vanderbilt University, we have received certain clinical data to support our planned NDA submission for Amelior. Either we or Vanderbilt may terminate this agreement upon the breach of any material provision of the agreement if the breach is not cured within 45 days following written notice. If our agreement with Vanderbilt were terminated, we would lose our right to use the data to support our planned NDA submission, and this loss may hinder our ability to commercialize Amelior in accordance with our plans.

RISKS RELATED TO OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We have identified material weaknesses and a significant deficiency in our internal controls that, if not properly corrected, could result in material misstatements in our financial statements.

In connection with our fiscal year 2006 financial statement audit, we identified three material weaknesses, and an additional significant deficiency (not rising to the level of a material weakness), in our internal controls. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected by our internal controls. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote

Risk factors

likelihood that a material misstatement of our annual or interim financial statement will not be prevented or detected by our internal controls. We have undertaken a remediation plan designed to correct these issues.

We summarize below the nature of the material weaknesses referenced above as well as the related remediation steps that we are implementing or plan to implement:

➢	Non-Routine Transactions. We did not maintain adequate policies and procedures related to our financial reporting in order to account for significant, non-routine transactions in accordance with U.S. generally accepted accounting principles. To remedy this material weakness, we are implementing a new policy requiring management to review quarterly the accounting treatment for all transactions and contracts entered into.

➢	Financial Statement Review Process. We lack adequate personnel resources possessing sufficient expertise in U.S. generally accepted accounting principles to effectively perform a review of the annual financial statements. To remedy this material weakness, we intend to establish a new internal position that will be primarily responsible for SEC and other external reporting requirements. This position will report to the Vice President of Finance and Accounting.

➢	Taxes. We do not have an adequate number of personnel with appropriate qualifications and training in accounting for income taxes to perform a sufficient review of the income tax provision. To remedy this material weakness, we are implementing new procedures that, among other things, require us to further review the work of our external tax provider and to increase communication and information-sharing between our external tax provider and us.

The significant deficiency relates to our policies and procedures for the review of our master listing of stock options granted. To remedy this significant deficiency, we are reviewing each transaction on our master listing against the relevant source documents and implementing new policies requiring quarterly review of the master listing by departments including our finance and accounting departments.

If we are not able to timely remedy the material weaknesses and significant deficiency described above, we may be unable to provide to our shareholders the required financial information in a timely and reliable manner, and we may misreport financial information, either of which could subject us to stockholder litigation and regulatory enforcement actions. This could materially and adversely impact our financial condition and the market value of our securities.

Our operating results are likely to fluctuate from period to period.

We are a relatively new company seeking to capture significant growth. While our revenues and operating income have increased over time, we anticipate that there may be fluctuations in our future operating results. Potential causes of future fluctuations in our operating results may include:

➢	new product launches, which could increase revenues but also increase sales and marketing expenses;

➢	acquisition activity and other one-time charges (such as for inventory expiration);

➢	increases in research and development expenses resulting from the acquisition of a product candidate that requires significant additional development;

➢	changes in the competitive, regulatory or reimbursement environment, which could drive down revenues or drive up sales and marketing or compliance costs; and

➢	unexpected product liability or intellectual property claims and lawsuits.

Risk factors

See also “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.” Fluctuation in operating results, particularly if not anticipated by investors and other members of the financial community, could add to volatility in our stock price.

Our focus on acquisitions as a growth strategy has created a large amount of intangible assets whose amortization could negatively affect our results of operations.

Our total assets include intangible assets related to our acquisitions. The value of these intangible assets represents the excess of the acquisition purchase price over the fair value of the separate assets we acquired. As of March 31, 2007, intangible assets relating to product and data acquisitions represented approximately 36.0% of our total assets. We may never realize the value of these assets. Generally accepted accounting principles require that we evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of the asset may no longer be recoverable, in which case we would write down the value of the asset and take a corresponding charge to earnings. Any determination requiring the write-off of a significant portion of unamortized intangible assets would adversely affect our results of operations.

We may need additional funding and may be unable to raise capital when needed, which could force us to delay, reduce or eliminate our product development or commercialization and marketing efforts.

We may need to raise additional funds in order to meet the capital requirements of running our business and acquiring and developing new pharmaceutical products. If we require additional funding, we may seek to sell common stock or other equity or equity-linked securities, which could result in dilution to purchasers of common stock in this offering. We may also seek to raise capital through a debt financing, which would result in ongoing debt-service payments and increased interest expense. Any financings would also likely involve operational and financial restrictions being imposed on us. We might also seek to sell assets or rights in one or more commercial products or product development programs. Additional capital might not be available to us when we need it on acceptable terms or at all. If we are unable to raise additional capital when needed, we could be forced to scale back our operations to conserve cash.

We have a relatively short history of profitability and may not be able to sustain or increase our net income levels.

We were incorporated in 1999 and incurred operating losses until 2004. We recorded our first year of profitability in 2004 and have increased profitability in each of 2005 and 2006. As of March 31, 2007, however, we still had an accumulated deficit of ($6.6) million, representing the amount by which our historical losses have exceeded our historical profits. We may not be able to maintain or improve our current levels of revenue or net income. In such event, investors are likely to lose confidence in our ability to grow, and our stock price would suffer.

RISKS RELATED TO THIS OFFERING AND AN INVESTMENT IN OUR STOCK

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Investors purchasing shares of

Risk factors

common stock in this offering will pay a price that substantially exceeds the value of our tangible assets after subtracting liabilities. As a result, investors in this offering will:

➢	incur immediate dilution of $ per share, based on an assumed initial public offering price of $ per share;

➢	contribute % of the total amount invested to date to fund our company based on an assumed initial offering price to the public of $ per share;

➢	but will own only % of the shares of common stock outstanding after the offering.

We may conduct substantial additional equity offerings or issue equity as consideration in an acquisition or otherwise. These future equity issuances, together with the exercise of outstanding options or warrants, could result in future dilution to investors.

The market price of our common stock may fluctuate substantially.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. The price of our common stock may decline. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially.

The realization of any of the risks described in these “Risk factors” could have a dramatic and material adverse impact on the market price of our common stock. In addition, securities class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such securities litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could negatively impact our business, operating results and financial condition.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote additional time to new compliance initiatives.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote additional time to new compliance initiatives. As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. These rules and regulations will increase our legal and financial compliance costs and will render some activities more time-consuming and costly.

The Sarbanes-Oxley Act will require, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2008, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. As described in a previous risk factor, we have identified certain deficiencies in the past. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. Moreover, if we are not able to comply with the requirements of

Risk factors

Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

There may not be a viable public market for our common stock.

Prior to this offering, there has been no public market for our common stock, and a regular trading market might not develop or continue after this offering. Moreover, the market price of our common stock might decline below the initial public offering price.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have broad discretion over the use of proceeds from this offering. We expect that the net proceeds from this offering will be used to fund clinical trials for Amelior and other research, marketing and development activities, and to fund working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds to acquire products. We have no present agreements with respect to any such product acquisitions. We will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that lose value.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market after this offering or the perception that these sales may occur could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market could impair our ability to raise capital through the sale of additional common or preferred stock. After this offering, we will have           shares of common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable.

Some provisions of our second amended and restated charter, bylaws and Tennessee law may inhibit potential acquisition bids that you may consider favorable.

Our corporate documents contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other shareholders. These provisions include:

➢	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without shareholder approval;

➢	advance notice procedures required for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders;

➢	limitations on persons authorized to call a special meeting of shareholders;

➢	a staggered board of directors;

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➢	a requirement that vacancies in directorships are to be filled by a majority of the directors then in office and the number of directors is to be fixed by the board of directors; and

➢	no cumulative voting.

These and other provisions contained in our second amended and restated charter and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our shareholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of shareholders to remove our current management or approve transactions that our shareholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

In addition, we are subject to control share acquisitions provisions and affiliated transaction provision of the Tennessee Business Corporation Act, the applications of which may have the effect of delaying or preventing a merger, takeover or other change of control of us and therefore could discourage attempts to acquire our company. For more information, see “Description of capital stock—Anti-takeover effects of Tennessee law and provisions of our charter and bylaws.”

Special note regarding forward-looking statements

Statements in this prospectus that are not historical factual statements are “forward-looking statements.” Forward-looking statements include, among other things, statements regarding our intent, belief or expectations, and can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “should,” “seek,” “anticipate” and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward-looking oral and written public statements concerning our expected future operations and other developments. While forward-looking statements reflect our good-faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties, including those mentioned in “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and elsewhere in this prospectus. Actual results may differ materially from the expectations contained in the forward-looking statements as a result of various factors. Such factors include, without limitation:

➢	legislative, regulatory or other changes in the healthcare industry at the local, state or federal level which increase the costs of, or otherwise affect our operations;

➢	changes in reimbursement available to us by government or private payers, including changes in Medicare and Medicaid payment levels and availability of third-party insurance coverage;

➢	competition; and

➢	changes in national or regional economic conditions, including changes in interest rates and availability and cost of capital to us.

Use of proceeds

We estimate that the net proceeds to us from the sale of the           shares of common stock offered hereby will be approximately $      million, assuming an initial public offering price of $      and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $      million. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more shares than the number set forth on the cover page of this prospectus.

We plan to use the net proceeds from this offering principally for acquisitions of product candidates, new products, intellectual property rights to products or companies that complement our business. We actively seek out acquisitions in the markets in which we have developed our sales forces—hospital acute care and gastroenterology. We concentrate our efforts on products that are in the late stages of development or that are currently marketed. We do not currently have a letter of intent or definitive purchase agreement for any potential target. We may undertake one large acquisition, utilizing substantially all of the net proceeds from this offering, or we may engage in one or more smaller acquisitions. It is also possible that we do not identify and complete any acquisitions.

Subject to the foregoing, we currently expect to use our net proceeds from this offering as follows:

➢	the majority for potential acquisition of rights to additional products or product candidates, as discussed above;

➢	approximately $4.0 million to complete the remaining clinical testing and product development of Amelior that we believe is necessary to file our NDA with the FDA;

➢	approximately $12.0 million for expected commercial introduction of Amelior to the U.S. market;

➢	approximately $15.0 million for expansion of our hospital and field sales forces to a total of approximately 130 representatives and managers;

➢	approximately $1.0 million for product development by CET, our 86%-owned subsidiary; and

➢	the remainder to fund working capital and for general corporate purposes.

The expected uses of net proceeds of this offering represent our current intentions based upon our present plans and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and you will be relying on the judgment of our management regarding the application of the proceeds of this offering.

The amounts we actually expend for the above-specified purposes may vary depending on a number of factors, including the extent of our success in identifying and completing acquisitions, changes in our business strategy, the amount of our future revenues and expenses and our future cash flow. If our future revenues or cash flow are less than we currently anticipate, we may need to support our ongoing business operations with net proceeds from this offering that we would otherwise use to support acquisitions and other methods of growth.

Until we use the net proceeds from this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities as directed by our investment policy. Our goals with respect to the investment of these net proceeds are capital preservation and liquidity so that such funds are readily available.

Dividend policy

We have not declared or paid any dividends on our common stock and do not anticipate paying cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings for use in the operation of our business and to fund future growth. The payment of any dividends by us on our common or preferred stock is limited by our loan agreement with Bank of America. Any future decision to declare and pay dividends will be at the sole discretion of our board of directors.

Capitalization

The following table sets forth our capitalization as of March 31, 2007:

➢	on an actual basis;

➢	on a pro forma basis to give effect to the conversion of all of our outstanding preferred stock into shares of common stock; and

➢	on a pro forma as adjusted basis to give further effect to the sale of shares of common stock that we are offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus.

	As of March 31, 2007
				Pro Forma
	Actual	Pro Forma		as Adjusted

	(in thousands)

Cash and cash equivalents(1)	$8,999	$		$

Long-term debt and long-term obligations (less current portion)	6,248

Shareholders’ equity:
Preferred stock, no par value; 3,000,000 shares authorized, 855,495 shares issued and outstanding, actual; and shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted(2)	2,743		—	—
Common Stock, no par value; 10,000,000 shares authorized; 4,938,845 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding on a pro forma as adjusted basis(3)	16,101
Accumulated deficit	(6,621)

Total shareholders’ equity(1)	12,223

Total capitalization(1)	$18,471	$		$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, the amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

(2)	Upon the completion of this offering, the outstanding shares of preferred stock will convert into an aggregate of shares of common stock.

(3)	Excludes:

➢	shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $ per share;

➢	shares of common stock reserved for future issuance under our 2007 Long-Term Incentive Compensation Plan and our 2007 Directors’ Plan; and

➢	shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share.

Dilution

Our net tangible book as of March 31, 2007 was $2.6 million, or $      per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. Our pro forma net tangible book value as of March 31, 2007 was $           million, or $           per share of common stock. Pro forma net tangible book value per share gives effect to the conversion of all of our preferred stock into           shares of our common stock, which will occur upon completion of this offering.

After giving further effect to the sale by us of           shares of common stock in this offering at an assumed initial public offering price of $           per share, after taking into account the automatic conversion of our preferred stock upon completion of this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $           million, or approximately $           per share. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of approximately $           per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2007	$
Effect on net tangible book value per share on conversion of preferred stock into common stock

Pro forma net tangible book value per share as of March 31, 2007
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2007 by approximately $           million, the pro forma as adjusted net tangible book value per share after this offering by $           and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $           per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

The following table summarizes, as of March 31, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing shareholders and new investors paid. The table gives effect to the conversion of all of our outstanding preferred stock into        shares of common stock, which will occur upon completion of this offering. The calculation below is based on an assumed initial public offering price of $           per share and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

Average
	Total Shares			Total Consideration			Price
	Number	%		Number	%		per Share

Existing shareholders			%			%	$
New investors

Total		100.0%			100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing shareholders will be further reduced to          , or  % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to          , or  % of the total number of shares of common stock to be outstanding after this offering.

In addition, the above discussion and table assume no exercise of stock options after March 31, 2007. As of March 31, 2007, we had outstanding options to purchase a total of           shares of common stock at a weighted average exercise price of $           per share and we had reserved           shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $      per share. If all such options and warrants had been exercised as of March 31, 2007, pro forma as adjusted net tangible book value per share would have been $      per share, and dilution to new investors would have been $           per share.

Selected consolidated financial data

The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operation” and other financial information appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005 and 2006 are derived from consolidated financial statements audited by KPMG LLP and are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that do not appear in this prospectus. The consolidated statements of operation data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements which are included elsewhere in this prospectus. Our unaudited consolidated financials statements include, in the opinion of management, all adjustments, consisting of only normal reoccurring adjustments, necessary for a fair presentation of these statements. The historical results are not necessarily indicative of the results to be expected for any future periods.

						Three Months
	Years Ended December 31,					Ended March 31,
Statement of operations data(1):	2002	2003	2004	2005	2006	2006	2007

	(in thousands, except per share data)

Net revenues	$2,086	$2,943	$12,032	$10,690	$17,815	$1,388	$5,907
Costs and expenses:
Cost of products sold	—	—	816	533	2,399	27	571
Selling and marketing	2,100	2,726	6,802	5,647	7,349	1,326	2,417
Research and development	934	1,658	746	1,158	2,233	589	452
General and administrative	2,279	2,265	2,358	2,588	2,999	620	1,019
Amortization of product license rights	—	—	—	—	515	—	172
Other	—	5	6	13	96	29	25

Total costs and expenses	5,313	6,654	10,729	9,940	15,592	2,591	4,656
Gain on insurance recovery	—	—	266	—	—	—	—

Operating income (loss)	(3,227)	(3,710)	1,569	750	2,224	(1,203)	1,251
Interest income	3	8	1	89	209	55	90
Interest (expense)	(73)	(765)	(1,012)	(63)	(722)	(69)	(192)
Other income (expense)	9	(2)	—	(6)	(3)	—	—

Net income (loss) before minority interest and income taxes	(3,289)	(4,469)	558	770	1,708	(1,217)	1,149
Minority interest in net loss of consolidated subsidiary	7	—	—	—	—	—	—
Income tax benefit (expense)	—	—	—	1,184	2,697	—	(410)

Net income (loss)	$(3,282)	$(4,469)	$558	$1,954	$4,404	($1,217)	$739

Net income (loss) per share—basic	$(0.80)	$(1.05)	$0.12	$0.41	$0.90	($0.25)	$0.15

Net income (loss) per share—diluted	$(0.80)	$(1.05)	$0.07	$0.24	$0.54	($0.25)	$0.09

Weighted average shares outstanding—basic	4,116	4,261	4,541	4,748	4,899	4,895	4,935

Weighted average shares outstanding—diluted	4,116	4,261	7,741	8,153	8,227	8,225	8,310

(1)	The sum of the individual amounts may not agree due to rounding.

	As of December 31,					As of
Balance sheet data:	2002	2003	2004	2005	2006	March 31, 2007

	(in thousands)

Cash and cash equivalents	$1,790	$771	$516	$5,536	$6,255	$8,999
Working capital	(485)	(3,110)	262	5,640	3,945	4,431
Total assets	1,946	2,083	4,507	10,173	26,481	26,854
Total long-term debt and other long-term obligations (including current portion)	2,554	3,108	2,436	2,398	10,543	9,947
Preferred stock	2,743	2,743	2,743	2,743	2,743	2,743
Accumulated deficit	(9,808)	(14,277)	(13,719)	(11,764)	(7,360)	(6,621)
Total shareholders’ equity (deficit)	(1,762)	(3,433)	(22)	6,234	11,126	12,223

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial position and results of operations should be read together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks and uncertainties. You should review the “Risk factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

OVERVIEW

We are a specialty pharmaceutical company focused on the acquisition, development and commercialization of branded, prescription products. We are building our product portfolio primarily by acquiring rights to FDA-approved and late-stage development products and marketing them to specialty physician segments. Our primary target markets are hospital acute care and gastroenterology. Our current portfolio consists of two marketed products and one late-stage development product nearing completion of Phase III clinical trials.

We pursued the development of Acetadote for the treatment of acetaminophen poisoning and acquired rights to clinical data to support its approval. Approval of the product was obtained in January 2004 and we began to market Acetadote in the second quarter of 2004 and launched the product with a dedicated hospital sales force. In March 2006, we received approval from the FDA for the use of Acetadote in pediatric patients.

We gained access to marketed gastroenterology products by negotiating co-promotion agreements with the original developers of these products. These agreements allowed us to enter the gastroenterology market with minimal up-front costs and limited ongoing operating risk. In 2005, we made a strategic decision to de-emphasize our reliance on co-promotion agreements as a primary growth driver. In April 2006, we acquired exclusive commercial rights in the U.S. to Kristalose, a gastroenterology product we had previously co-promoted under an arrangement with Bertek Pharmaceuticals Inc., a subsidiary of Mylan Laboratories Inc. In October 2006, we re-launched Kristalose under the Cumberland brand with a dedicated field sales force targeting gastroenterologists and other high prescribers of laxative products.

Our research and development expenses have grown consistently because of our program to develop Amelior. We expect research and development expenses to increase in 2007 as we continue our clinical work related to Amelior. We plan to complete the Amelior clinical work in early 2008.

We have funded our operations with private equity capital of approximately $14 million during the past six years. We have supplemented this equity funding by re-investing our profits and utilizing our credit facilities in order to support our operations.

Prior to 2007, our sales forces were contracted to us by a third party. In January 2007, we brought the hospital sales force in-house via our newly-formed, wholly-owned subsidiary, Cumberland Pharma Sales Corp. We continue to outsource the dedicated gastroenterology sales force. All expenses associated with the sales forces are included in selling and marketing expense.

In 2000, we formed CET with Vanderbilt University and Tennessee Technology Development Corporation to identify early-stage drug development activities. CET partners with universities and other research organizations to advance promising, early-stage product candidates through the development process and on to commercialization.

Management’s discussion and analysis of financial condition and results of operations

Our operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations can result from competitive factors, new product acquisitions or introduction, the nature, scope and result of our research and development programs, pursuit of our growth strategy and other factors. As a result of these fluctuations, our historical financial results are not necessarily indicative of future results.

We were incorporated in 1999 and have been headquartered in Nashville, Tennessee since inception.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. We base our estimates on past experience and on other factors we deem reasonable given the circumstances. Past results help form the basis of our judgments about the carrying value of assets and liabilities that are not determined from other sources. Actual results could differ from those estimates. These estimates, judgments and assumptions are most critical with respect to our accounting for revenue recognition, provision for income taxes, stock-based compensation, research and development accounting, and intangible assets.

Revenue Recognition

We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104 (together, SAB 101), and Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists (SFAS 48).

Our revenue is derived primarily from the product sales of Acetadote and Kristalose. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is probable. Delivery is considered to have occurred upon either shipment of the product or arrival at its destination based on the shipping terms of the transaction. When these conditions are satisfied, we recognize gross product revenue, which is the price we charge generally to our wholesalers for a particular product.

Our net product revenue reflects the reduction of gross product revenue at the time of initial sales recognition for estimated accounts receivable allowances for chargebacks, discounts and damaged product as well as provisions for sales related accruals of rebates, product returns and administrative fees for product promotion and fee for services. Our financial statements reflect accounts receivable allowances of $184,000, $299,000 and $223,000 as of December 31, 2005 and 2006 and March 31, 2007, respectively, for chargebacks, discounts and allowances for product damaged in shipment. We had accrued liabilities of $83,000, $743,000 and $626,000 as of December 31, 2005 and 2006 and March 31, 2007, respectively, for rebates, product returns and administrative fees.

Management’s discussion and analysis of financial condition and results of operations

The following table reflects our sales-related accrual activity:

Sales Related Accruals

Balance as of December 31, 2004	—
Current Provision	83,056
Actual Returns/Credits	—

Balance as of December 31, 2005	83,056
Current Provision	923,517
Actual Returns/Credits	(263,895)

Balance as of December 31, 2006	742,678
Current Provision	255,388
Actual Returns/Credits	(372,109)

Balance as of March 31, 2007	625,957

The allowances for chargebacks, discounts, and damaged products and sales related accruals for rebates and product returns are determined on a product-by-product analysis and are established by management as our best estimate at the time of sale based on each product’s historical experience, adjusted to reflect known changes in the factors that impact such allowances and accruals. Additionally, these allowances and accruals are established based on the contractual terms with customers; analysis of historical levels of discounts, returns, chargebacks and rebates; communication with customers, and purchased information about the rate of prescriptions being written and the level of inventory remaining in the distribution channel, if known; as well as expectations about the market for each product, including any anticipated introduction of competitive products.

The allowances for chargebacks and accruals for rebates and product returns are the most significant estimates used in the recognition of our revenue from product sales. Of the accounts receivable allowances and our sales related accruals, our accrual for rebates represents the majority of the balance. Sales related accrued liabilities totaled $83,000, $743,000 and $626,000 as of December 31, 2005, 2006 and March 31, 2007, respectively. Of these amounts, our estimated liability for rebates represented $0, $598,000 and $419,000, respectively. If the actual amount of cash discounts taken, chargebacks, rebates and product returns differ from the amounts estimated by management, material difference may result from the amount of our revenue recognized from product sales. A change in our rebate estimate of one percentage point would have had an impact on net sales of approximately $72,000 and $23,000 for the year ended December 31, 2006 and the three-month period ended March 31, 2007, respectively. With respect to product that could potentially be returned for expiration as of December 31, 2006 as well as of March 31, 2007, we have calculated an estimated exposure of approximately $64,000. Our product returns for expired product are not material and are not tracked against specific periods. Any expired product return would be from a prior period, given the shelf-life of the products.

From January 2006 through part of April 2006, we recorded contract sales revenue which was based on co-promotion agreements primarily with Bertek Pharmaceuticals Inc., for the sales of Kristalose. Co-promotion fees were calculated based on a percent of gross sales or similar calculation. Contract sales revenue is included in net revenues.

In 2004 and 2005, we allowed customers to purchase additional product prior to a scheduled price increase. Revenue for shipments of these purchases was recognized in accordance with our stated revenue recognition policy. As a general rule, effective January 1, 2006, we no longer offer these or any other type of incentive purchases to our customers. We occasionally make an exception to this policy,

Management’s discussion and analysis of financial condition and results of operations when we offer odd-lot quantities at a slightly reduced price or when a customer opens a new facility and requests special terms on their initial purchase. To date, we believe these types of transactions have not been material. Moreover, when we offer special terms, we review the transaction against our revenue recognition policy for proper treatment. If we determine such transactions become material, we will disclose the impact in the notes to our financial statements.

While we do not have regular access to our customers’ inventory levels, we review each order from all of our customers. To the extent that an order reflects more than a normal purchasing pattern, management discusses the order with the customer prior to agreeing to process the order.

Other income, which is included in net revenues, includes rental and grant income. Rental income and grant income were three percent of net revenues in 2006.

Income Taxes

We provide for deferred taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carry-forwards and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Our principal differences are related to the timing of deductibility of certain items such as depreciation, amortization and expense for options issued to non-employees. Deferred tax assets and liabilities are measured using management’s estimate of tax rates expected to apply to taxable income in the years in which management believes those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully utilize the deferred tax asset of $4.0 million as of December 31, 2006, we will need to generate future taxable income of approximately $11.8 million prior to the expiration of the net operating loss carry-forwards in 2025.

Stock-Based Compensation

We determine our share value on a contemporaneous basis when we issue shares of common stock and options to purchase shares of our common stock. Our board of directors establishes a share value of the common stock based on a recommendation by management and its assessment of several factors, including:

➢	the fact that, prior to this offering, our common stock has not traded on a public market;

➢	reports by management of arms’ length negotiations with third parties who accept our common stock as consideration for services rendered;

➢	our performance and the status of our research and product development efforts;

➢	review of third-party valuation reports secured from time to time by management; and

➢	the board’s consideration of the timing of a liquidity event (such as an initial public offering, merger or sale of our company), given our board’s consideration of existing market conditions.

In preparing its recommendation for our board, our management analyzes our revenue and expense projections, along with financial assumptions (including anticipation of future events). Management

Management’s discussion and analysis of financial condition and results of operations calculates a range of values based on multiples of revenues, EBITDA and earnings. In calculating the value of common stock and the exercise price of options used as compensation, we have not imposed any minority discount. For this purpose, all shares, whether currently outstanding or subject to issuance upon the exercise of options or warrants, are valued equally. In recommending a specific price within a range of values, management makes subjective judgments based upon its current assessment of our historical and projected performance, general market conditions and similar subjective criteria that management deems appropriate. All valuation analyses are performed contemporaneously. Most recently in December 2006, Morgan Joseph & Co. Inc., acting in connection with its role as our financial advisor, assisted management in preparing its valuation analysis for board review.

Prior to January 1, 2006 we applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, and related interpretations including FIN No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, to account for our stock options issued under the 1999 Stock Option Plan. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation and Financial Accounting Standards Boards, or FASB No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by then-existing accounting standards, we elected to continue to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS No. 123, as amended.

Effective January 1, 2006, we adopted SFAS, No. 123(R), Share-Based Payment, which revises SFAS No. 123, Accounting for Stock-Based Compensation and supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires that share-based payment transactions with employees be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period. We adopted SFAS 123(R) effective January 1, 2006, prospectively for new equity awards issued subsequent to December 31, 2005.

Information on employee and non-employee stock options granted in 2006 and for the three months ended March 31, 2007 is summarized as follows:

	Number of	Weighted	Average	Weighted Average
	Stock Options	Average	Intrinsic Value	Fair Value of
Grants made during quarter ended	Granted	Exercise Price	per Share	Option (per Share)

March 31, 2006	12,000	$18.00	$4.00	$8.36
June 30, 2006	24,300	$18.74	$3.26	$9.90
September 30, 2006	9,075	$18.00	$4.00	$11.16
December 31, 2006	2,600	$18.00	$4.00	$11.01
March 31, 2007	45,077	$22.00	$0.00	$14.41

Under SFAS No. 123(R), we calculate the fair value of stock option grants using the Black-Scholes option-pricing model. The assumptions used in the Black-Scholes model ranged from two months to ten years for the expected term, 37%-74% for the expected volatility, 4.34% to 5.08% for the risk free rate and zero percent for dividend yield for the year ended December 31, 2006 and the three months ended March 31, 2007. Future option expense could be impacted by changes in our model assumptions.

Management’s discussion and analysis of financial condition and results of operations

For employee stock option grants, the weighted average expected option terms for 2006 and the three months ended March 31, 2007 represent the application of the simplified method as defined in SEC Staff Accounting Bulletin (or SAB), No. 107 issued in March of 2005. The simplified method defines the expected life as the average of the contractual term of the options and the weighted average vesting period for the option. For non-employee stock option grants, the expected option terms for 2006 and the three months ended March 31, 2007 represent the contractual term.

We estimated volatility for 2006 and for the first quarter of 2007 in accordance of SAB No. 107. As there has been no public market for our common stock prior to this offering, and therefore, a lack of company-specific historical or implied volatility data, we have determined the share-price volatility based on an analysis of certain publicly-traded companies that we consider to be our peers. The comparable peer companies used for our estimated volatility are publicly-traded companies with operations which we believe to be similar to ours. When identifying companies as peers, we consider such characteristics as the type of industry, size and/or type of product(s), research and/or product development capabilities and stock-based transactions. We intend to continue to consistently estimate our volatility in this manner until sufficient historical information regarding the volatility of our own shares becomes available, or circumstances change such that the identified entities are no longer similar to us. In this latter case, we would utilize other similar entities whose share prices are publicly available.

As of March 31, 2007, we had approximately $766,000 of unrecognized share-based compensation expense related to unvested option awards. Additionally, as of March 31, 2007, we had outstanding vested options to purchase 3,894,584 shares of our common stock and unvested options to purchase 139,067 shares of our common stock. Furthermore, as of March 31, 2007, we had outstanding 34,479 warrants to purchase shares of our common stock.

Research and Development

We account for research and development costs and accrue expenses, based on estimates of work performed, patient enrollment or fixed-fee-for-services. As work is performed and/or invoices are received, we adjust our estimates and accruals. To date, our accruals have been within our estimates. Total research and development costs are a function of studies being conducted and will increase or decrease depending on the level of activity in any particular year.

Intangible Assets

Intangible assets include license agreements, product rights and other identifiable intangible assets. We assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In determining the recoverability of our intangible assets, we must make assumptions regarding estimated future cash flows and other factors. If the estimated undiscounted future cash flows do not exceed the carrying value of the intangible assets, we must determine the fair value of the intangible assets. If the fair value of the intangible assets is less than the carrying value, an impairment loss will be recognized in an amount equal to the difference.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from our statement of operations expressed as a percentage of net revenues, as well as the period-to-period change in these items.

				Three Months
	Years Ended			Ended				% Change
	December 31,			March 31,		% Change		Three Months Ended March 31,
	2004	2005	2006	2006	2007	2004-2005	2005-2006	2006-2007

				(unaudited)

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	(11.2%)	66.7%	325.6%

Costs and expenses:
Cost of products sold	6.8	5.0	13.5	2.0	9.7	(34.7)	349.9	2,002.5
Selling and marketing	56.5	52.8	41.2	95.5	40.9	(17.0)	30.1	82.3
Research and development	6.2	10.8	12.5	42.4	7.7	55.2	92.9	(23.2)
General and administrative	19.6	24.2	16.8	44.7	17.3	9.7	15.9	64.4
Amortization of product license rights	—	—	2.9	0.0	2.9	—	—	—
Other	0.1	0.1	0.5	2.1	0.4	117.4	614.9	(13.1)

Total costs and expenses	89.2	93.0	87.5	186.7	78.8	(7.4)	56.9	79.7
Gain on insurance recovery	2.2	0.0	0.0	0.0	0.0	(100.0)	0.0	0.0

Operating income (loss)	13.0	7.0	12.5	(86.7)	21.2	(52.2)	196.5	204.0
Interest income	0.0	0.8	1.2	4.0	1.5	— (1)	133.8	64.4
Interest expense	(8.4)	(0.6)	(4.1)	(4.9)	(3.3)	(93.8)	— (1)	(180.2)
Other expense	(0.0)	(0.1)	(0.0)	(0.0)	(0.0)	—	(50.3)	0.0

Net income (loss) before income taxes	4.6	7.2	9.6	(87.7)	19.4	38.0	121.7	194.4
Income tax benefit (expense)	0.0	11.1	15.1	0.0	(6.9)	—	127.7	— (1)

Net income (loss)(2)	4.6	18.3	24.7	(87.7)	12.5	250.1	125.4	160.7

(1)	Not meaningful.

(2)	The sum of the individual amounts do not agree to the total due to rounding.

Description of operating accounts

Net revenues consist of net product revenue, revenue from co-promotion agreements and other revenue. Net product revenue consists primarily of gross revenue less discounts and allowances, such as cash discounts, rebates, chargebacks and returns. Revenue from co-promotion agreements includes product promotion fees. Other income includes rental and grant income.

Cost of products sold consists primarily of the cost of each unit of product sold. Cost of products sold also includes expense associated with the write-off of slow moving or expired product.

Management’s discussion and analysis of financial condition and results of operations

Selling and marketing expense consists primarily of expense relating to the promotion, distribution and sale of products, including salaries and related costs.

Research and development expense consists primarily of clinical trial expenses, salary and wages and related costs of materials and supplies, and certain activities of third-party providers participating in our clinical studies.

General and administrative expense includes finance and accounting expenses, executive expenses, office expenses and business development expenses, including salaries and related costs.

Amortization of product license rights resulted from our acquisition of the exclusive U.S. commercialization rights to Kristalose.

Interest income consists primarily of interest income earned on cash deposits.

Interest expense consists primarily of interest incurred on debt and other long-term obligations.

Income tax benefit consists primarily of the realization of our deferred tax assets less taxes incurred on income.

Three months ended March 31, 2007 compared to three months ended March 31, 2006

Net revenues.  Net revenues for the three months ended March 31, 2007 totaled $5.9 million, representing an increase of $4.5 million, or 326%, over net revenues for the three months ended March 31, 2006 of $1.4 million. The increase reflected growth of sales of Acetadote of $3.0 million as well as recording all sales for Kristalose in the three months ended March 31, 2007 versus recording a co-promotion fee for Kristalose in the three months ended March 31, 2006. In April 2006, we entered into an agreement to acquire the U.S. commercial rights to Kristalose and began recording revenue based on shipments of the product. Prior to April 2006, we co-promoted Kristalose and recorded a co-promotion fee based on a percentage of the product’s sales. For the three months ended March 31, 2007, gross sales were reduced by $536,000, of which $139,000 related to cash discounts, $103,000 related to damaged and expired product returns, $81,000 related to fee-for-service costs and $213,000 related to estimated rebates and chargebacks. Gross sales for the three months ended March 31, 2006 were reduced by $64,000, including $47,000 related to damaged and expired product returns and $17,000 for cash discounts.

Cost of products sold.  Cost of products sold during the three months ended March 31, 2007 totaled $571,000, representing an increase of $544,000, over cost of products sold during the three months ended March 31, 2006 of $27,000. Cost of products sold as a percentage of net revenue was 9.7% and 2.0% in the three months ended March 31, 2007 and 2006, respectively. Of the increase, $466,000 was due to recording the cost of products sold associated with Kristalose during 2007. Prior to that date, we recorded no Kristalose cost of products sold because of the co-promotion arrangement. Acetadote cost of products sold increased $77,000 in the first quarter of 2007. As a percentage of Acetadote net revenues, cost of products sold was not materially different in the three-month periods ended March 31, 2007 and 2006.

Selling and marketing.  Selling and marketing expense in the three months ended March 31, 2007 totaled $2.4 million, representing an increase of $1.1 million, or 82.3%, over selling and marketing expense in the three months ended March 31, 2006 of $1.3 million. Selling and marketing expense as a percentage of net revenues was 40.9% and 95.5% in the three months ended March 31, 2007 and 2006, respectively. The decrease as a percentage was the result of the higher revenue generated in the first quarter of 2007 due to increased Acetadote sales combined with the recording of all Kristalose sales in the three months ended March 31, 2007 versus the Kristalose co-promotion fees recorded in the three months ended March 31, 2006. The dollar increase was due to $877,000 in sales force-related

Management’s discussion and analysis of financial condition and results of operations costs associated with the additional sales representatives added to promote Kristalose. Distribution costs also increased by $166,000 primarily related to Kristalose activity.

Research and development.  Research and development expense in the three months ended March 31, 2007 totaled $452,000, representing a decrease of $137,000, or 23.2%, from research and development expense in the three months ended March 31, 2006, of $589,000. Research and development expense as a percentage of net revenue was 7.7% and 42.4% in the three months ended March 31, 2007, and 2006, respectively. This decrease was due to reduced costs incurred related to our clinical studies resulting from the timing of patient enrollments. Research and development expense is expected to increase through the remainder of 2007, as we work to complete our final studies of Amelior prior to submission for approval to the FDA.

General and administrative.  General and administrative expense in the three months ended March 31, 2007 totaled $1.0 million, representing an increase of $399,000, or 64.4%, over general and administrative expense in the three months ended March 31, 2006 of $620,000. General and administrative expense as a percentage of net revenue was 17.3% and 44.7% in the first quarter of 2007 and 2006, respectively. The dollar increase in general and administrative expense was primarily due to increased share-based compensation of $120,000, increased salary and wages of $85,000, increased audit costs of $150,000 and increased consulting expense of $34,000. We expect general and administrative expense to increase in future periods as we add staff, expand our infrastructure and support the requirements of a public company.

Amortization of product license rights.  Amortization of products license rights expense in the three months ended March 31, 2007 totaled $172,000. There was no amortization of product license rights in the three months ended March 31, 2006, as our product license for Kristalose was not acquired until the second quarter of 2006.

Interest income.  Interest income in the three months ended March 31, 2007 totaled $90,000, compared to interest income in the three months ended March 31, 2006 of $55,000. The increase was due to larger cash and cash equivalent balances in the first quarter of 2007.

Interest expense.  Interest expense in the three months ended March 31, 2007 totaled $192,000, compared to interest expense in the three months ended March 31, 2006 of $69,000. The majority of the increase was due to interest expense associated with debt incurred to finance the acquisition of Kristalose as well as interest expense associated with accreting the discounted notes payable associated with the acquisition of Kristalose. In the first quarter of 2006, we had minimal debt and thus, minimal interest expense.

Income tax expense.  Net income tax expense in the three months ended March 31, 2007 totaled $410,000 compared to no income tax expense in the three months ended March 31, 2006. In the first quarter of 2006, the Company still had a significant valuation allowance for its deferred tax asset which was subsequently released in the fourth quarter of 2006 after determining that it was more likely than not that we would realize the benefits of the deferred tax asset.

Year ended December 31, 2006 compared to year ended December 31, 2005

Net revenues.  Net revenues in 2006 totaled $17.8 million, representing an increase of $7.1 million, or 66.7%, over net revenues in 2005 of $10.7 million. Of this increase, $4.7 million was due to additional product revenue from sales of Kristalose, and $611,000 was due to an increase in sales of Acetadote. In April 2006, we entered into an agreement to acquire the exclusive U.S. commercial rights to Kristalose and began recording revenue based on shipments of the product. Prior to April 2006, we co-promoted Kristalose and recorded a co-promotion fee based on a percentage of the product’s sales. In 2005,

Management’s discussion and analysis of financial condition and results of operations revenue was reduced by approximately $2.0 million for promotional costs owed to a wholesaler. Additionally, unlike prior years, in 2006, we did not offer any special purchasing opportunities to our customers prior to product price increases.

Gross product sales were reduced by $2.1 million and $2.6 million in 2006 and 2005, respectively. For 2006, this reduction included $680,000 related to damaged and expired product returns, $253,000 related to cash discounts, $179,000 related to fee-for-service costs and $990,000 related to estimated rebates, chargebacks and discounts related to Kristalose. In 2005, this reduction included approximately $2.0 million for promotional costs, $232,000 related to cash discounts and $378,000 related to damaged and expired product returns.

Cost of products sold.  Cost of products sold in 2006 totaled $2.4 million, representing an increase of $1.9 million, or 349.9%, over cost of products sold in 2005 of $533,000. Cost of products sold as a percentage of net revenues was 13.5% and 5.0% in 2006 and 2005, respectively. Of this increase, $1.6 million was due to recording the cost of products sold associated with Kristalose beginning in April 2006. Prior to that date, we recorded no Kristalose cost of products sold because of the co-promotion arrangement referred to above. Additionally, $226,000 of this increase was due to write-off of inventory for slow-moving product. Acetadote cost of products sold, as a percentage of Acetadote net revenue, was not materially different between 2006 and 2005.

Selling and marketing.  Selling and marketing expense in 2006 totaled $7.3 million, representing an increase of $1.7 million, or 30.1%, over selling and marketing expense in 2005 of $5.6 million. Selling and marketing expense as a percentage of net revenues was 41.2% and 52.8% in 2006 and 2005, respectively. Of this increase, $1.9 million was due to the launch of our new dedicated gastroenterology field sales force as well as other sales and marketing costs associated with the re-launch of Kristalose, offset by approximately $200,000 in reductions in other sales and marketing costs. We anticipate selling and marketing expense will grow, as we expand both sales forces as well as our product lines.

Research and development.  Research and development expense in 2006 totaled $2.2 million, representing an increase of $1.1 million, or 92.9%, over research and development expense in 2005 of $1.2 million. Research and development expense as a percentage of net revenues was 12.5% and 10.8% in 2006 and 2005, respectively. Of this increase, $873,000 was due to increased clinical studies activities associated with the development of Amelior, and $134,000 was due to other clinical study activity. The remainder of the increase was mainly due to increased personnel costs. Research and development expense is expected to continue to grow in 2007, as we work to complete our final studies of Amelior prior to submission for approval to the FDA.

General and administrative.  General and administrative expense in 2006 totaled $3.0 million, representing an increase of $411,000, or 15.9%, over general and administrative expense in 2005 of $2.6 million. General and administrative expense as a percentage of net revenues was 16.8% and 24.2% in 2006 and 2005, respectively. The dollar increase in general and administrative expense was due to an increase of $218,000 in salaries and related expenses from 2005, as a result of the addition of personnel to support our growth. The remaining increase of $193,000 was the result of small increases in audit fees, travel, rent and other general and administrative items. We expect general and administrative expense to increase in future periods as we continue to add staff, expand our infrastructure and support the requirements of a public company.

Amortization of product license rights.  Amortization of product license rights totaled $515,000 in 2006. This expense is a result of amortization associated with our acquisition of the exclusive U.S. commercialization rights to Kristalose. We expect to incur annual amortization expense relating to these product license rights through March 2021.

Management’s discussion and analysis of financial condition and results of operations

Interest income.  Interest income in 2006 totaled $209,000 compared to interest income in 2005 of $89,000. The increase in interest income was due to larger cash balances in 2006.

Interest expense.  Interest expense in 2006 totaled $722,000 compared to interest expense in 2005 of $63,000. The increase in interest expense was due to $557,000 related to debt incurred to finance the acquisition of Kristalose as well as $102,000 of interest expenses associated with our line of credit and other long term obligations. In 2005, we had minimal debt and thus, minimal interest expense.

Income tax benefit.  Net income tax benefit in 2006 totaled $2.7 million compared to net income tax benefit in 2005 of $1.2 million. The increase was due to full recording of our deferred tax asset after determining that it was more likely than not that we would realize the benefits of the deferred tax asset.

Year ended December 31, 2005 compared to year ended December 31, 2004

Net revenues.  Net revenues in 2005 totaled $10.7 million, representing a decrease of $1.3 million, or 11.2%, over net revenues in 2004 of $12.0 million. This decrease was due to approximately $2.0 million in promotional costs. These promotional costs included services for product advocacy, as well as maintaining a strategic relationship to assist us in promoting our products. The estimated fair value of the benefit derived from these costs could not be reasonably estimated and thus these promotional costs were accounted for as a reduction in net revenue in accordance with EIF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The decrease was partially offset by an increase in net product sales, co-promotional revenue and other revenue of approximately $700,000. In 2005, two products accounted for all product sales, and there were two additional products for which we received a portion of product revenue based on promotion agreements.

In 2004 and 2005, we provided our key customers the opportunity to purchase additional product prior to implementing a price increase. Certain customers took advantage of this opportunity and purchased additional product. The last year we offered such an incentive to our customers was 2005.

Gross product sales were reduced by $2.6 million and $1.1 million for 2005 and 2004, respectively. For 2005, this reduction included $378,000 related to product returns, $232,000 related to cash discounts and approximately $2.0 million for promotional costs. For 2004, this reduction included approximately $93,000 related to cash discounts, $327,000 related to product returns and $714,000 in initial sales price reductions from the launch of a new product.

Cost of products sold.  Cost of products sold in 2005 totaled $533,000, representing a decrease of $283,000, or 34.7%, over cost of products sold in 2004 of $816,000. Cost of products sold as a percentage of net revenues was 5.0% and 6.8% in 2005 and 2004, respectively. The decrease was due to a change in the product mix, which in 2004 included a higher ratio of gastroenterology products as compared to 2005. Gastroenterology products tend to have a higher manufacturing cost per unit than our other products. Gastroenterology product costs decreased $381,000 in 2005 while hospital product costs increased $98,000.

Selling and marketing.  Selling and marketing expense in 2005 totaled $5.6 million representing a decrease of $1.2 million, or 17.0%, over selling and marketing expense in 2004 of $6.8 million. Selling and marketing expense as a percentage of net revenues was 52.8% and 56.5% in 2005 and 2004, respectively. The decrease was mainly due to lower royalty costs by $453,000, reduced distribution costs by $245,000 and reduced sales force labor expenses by $408,000.

Research and development.  Research and development expense in 2005 totaled $1.2 million, representing an increase of $412,000 or 55.2%, over research and development expense in 2004 of $746,000. Research and development expense as a percentage of net revenues was 10.8% and 6.2% in

Management’s discussion and analysis of financial condition and results of operations

2005 and 2004, respectively. Of this increase, $352,000 was due to increased expenses relating to clinical studies, and $38,000 was due to increased personnel costs.

General and administrative.  General and administrative expense in 2005 totaled $2.6 million, representing an increase of $230,000, or 9.7%, over general and administrative expense in 2004 of $2.4 million. General and administrative expense as a percentage of net revenues was 24.2% and 19.6% in 2005 and 2004, respectively. Of this increase, $131,000 was due to increased stock option expense for consulting services. The remaining increase of $99,000 was related to various general costs including salaries and rent.

Gain on insurance recovery.  In 2004, we recorded the net impact of an insurance recovery of approximately $266,000 related to the settlement of an insurance claim for product that was destroyed while in transit to a customer.

Interest income.  Interest income in 2005 totaled $89,000 compared to interest income in 2004 of $1,000. The increase in interest income in 2005 resulted from higher levels of cash and cash equivalents.

Interest expense.  Interest expense in 2005 totaled $63,000 compared to interest expense in 2004 of $1.0 million. The decrease in interest expense in 2005 resulted from lower levels of outstanding debt as 2004 had significant interest expense associated with convertible debt which was converted to equity in 2004.

Income tax benefit.  Net income tax benefit in 2005 totaled $1.2 million. We had no income tax benefit in 2004. The existence of the income tax benefit was due to initial, partial recording of our deferred tax asset after determining that it was more likely than not that we would realize at least a portion of benefits of the deferred tax asset.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2007, cash and cash equivalents was $9.0 million, working capital was $4.4 million and our current ratio (current assets to current liabilities) was 1.5 to 1. Management expects funds for our operating and capital requirements will be provided by continuing operations and existing cash balances, as well as from collaborative agreements and other financing arrangements. As of March 31, 2007, we also had the ability to make additional draws of up to approximately $700,000 on our line of credit and will have substantial proceeds from this offering.

The following table summarizes our net increase (decrease) in cash and cash equivalents for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007:

	Years Ended December 31,				Three Months Ended March 31,
	2004		2005	2006	2006	2007

	(in thousands)
					(unaudited)

Net cash provided by (used in):
Operating activities	$(1,439)		$2,416	$2,163	$186	$3,315
Investing activities	(51)		(318)	(6,553)	(43)	(32)
Financing activities	1,236		2,922	5,109	60	(539)

Net increase (decrease) in cash and cash equivalents	$(255	)(1)	$5,020	$719	$203	$2,744

(1)	The sum of the individual amounts do not agree to the total due to rounding.

Management’s discussion and analysis of financial condition and results of operations

Net cash provided by operating activities was $3.3 million for the period ended March 31, 2007, which was impacted by net income of $739,000, net changes in assets and liabilities of $1.5 million and adjustments to reconcile net income to net cash for depreciation, amortization, stock-based compensation, and deferred tax benefit.

Net cash used in investing activities was $32,000 for the period ended March 31, 2007. This use of cash was primarily due to additions of property, plant and equipment.

Net cash used by financing activities was $539,000 for the period ended March 31, 2007, including $458,000 for a payment of long-term debt.

In April 2006, we entered into an agreement with Inalco to acquire exclusive U.S. commercial rights for Kristalose. In order to complete this transaction, we obtained funding from Bank of America in the form of a three-year term loan for $5.5 million and a new two-year revolving line of credit agreement, both with an interest rate of LIBOR plus 2.5% (7.83% as of March 31, 2007). The borrowings are collateralized by a first lien against all of our assets. We are paying off the term loan in quarterly installments, with the final payment due in 2009. This agreement contains various covenants, all of which we were in compliance with as of March 31, 2007. In addition to the three-year term loan, we deferred $4.5 million of the purchase price, with $1.5 million due in 2007 and $3.0 million due in 2009.

In conjunction with this line of credit agreement and term loan agreement, we issued to the lender warrants to purchase up to 1,979 shares of common stock at $18.00 per share. The warrants expire in April 2016. The estimated fair value of such warrants of $25,680, as determined using the Black-Scholes model, has been recorded in the accompanying financial statements as permanent equity in accordance with Emerging Issues Task Force, or EITF, No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

Under our agreements with Inalco and Bioniche for the manufacturing of Kristalose and Acetadote, we are obligated to purchase minimum amounts of inventory each year. These obligations require us to purchase approximately $2.0 million of Kristalose and $100,000 of Acetadote during 2007, $2.3 million of Kristalose and $100,000 of Acetadote during 2008, $2.6 million of Kristalose and $100,000 of Acetadote million during 2009, $2.9 million of Kristalose and $100,000 of Acetadote during 2010 and $700,000 of Kristalose and $100,000 of Acetadote during 2011. Beginning in April 2011 and continuing through the life of the Kristalose agreement, our minimum purchase requirements will be based on not less than 65% of the average purchases in each of the three immediately preceding annual periods. We expect our normal inventory purchasing levels to be above the required minimum amounts. Purchases related to these obligations in 2007 totalled approximately $1.1 million as of March 31, 2007.

In the second quarter of 2005, we received approximately $2.0 million from various investors in exchange for convertible promissory notes with a maturity date six months from the date of issuance. The notes bore interest at a fixed annual rate of 3.5%. In the fourth quarter of 2005, and pursuant to the terms of the notes, the principal value plus all elected accrued interest was converted into shares of our common stock.

In April 2005, we conducted a private placement of our common stock in which we issued 100,000 shares of common stock for total gross proceeds of $1.8 million, with net proceeds of $1.7 million. The purpose of this offering was to provide funding to advance product agreements, to complete product development and for general corporate purposes.

In May 2004, we issued 43,000 shares of our common stock to S.C.O.U.T. Healthcare Fund, L.P., or S.C.O.U.T., for cash consideration of $516,000.

Management’s discussion and analysis of financial condition and results of operations

On October 21, 2003, we amended our $1.0 million, one-year revolving line of credit. Under the terms of the amended agreement, we had borrowing capacity up to the lesser of $3.5 million or 80% of our eligible receivables, plus 50% of our eligible inventory. The agreement was extended to March 2006. The agreement contained various provisions and covenants with which we were in compliance at December 31, 2005.

On September 5, 2003, we received $1.0 million from S.C.O.U.T. in the form of a convertible promissory note with a maturity date of September 5, 2004. The note bore interest at a fixed annual rate of 10%. Pursuant to the terms of the note, on its maturity date the principal value of the note plus all accrued interest automatically converted into 91,667 shares of our common stock.

During 2001, we signed an agreement with Cato Research Ltd., or Cato, to cover a variety of development efforts related to Amelior, including preparation of submissions to the FDA. Under the terms of the agreement, we deferred a portion of each bill from Cato. One-third of the deferred amount accrued interest at an annual rate of 12.5% and was due after eighteen months. The remaining two-thirds will be due upon specific milestone events. Upon meeting the first milestone, an amount equal to one-third of the original deferred amount, or approximately $205,000, will become due and payable. Upon completion of the final milestone event, an amount equal to five times one-third of the original deferred amount, or approximately $1.0 million, will become due and payable to Cato. Since the application of these factors is contingent upon specific events which may or may not occur in the future and which have not occurred as of December 31, 2006, the expense for these factors has not been recorded. Should all potential milestones be accomplished, the total remaining value we would be required to pay under this agreement would be approximately $1.6 million. Additionally, if the FDA approves the product within eighteen months of acceptance of the NDA, Cato will vest in options to acquire up to 30,000 shares of our common stock depending on the timing of the approval.

The following table sets forth a summary of our contractual cash obligations as of December 31, 2006.

		Payments Due by Year
Contractual obligations	Total	2007	2008	2009	2010	2011+

	(in thousands)

Amounts reflected in the balance sheet:
Line of credit	$826	$—	$826	$—	$—	$—
Term loan	4,583	1,833	1,833	917	—	—
Estimated interest on debt/obligations(1)	593	372	194	27	—	—
Other contractual obligations(2)	5,489	2,078	411	3,000	—	—
Other cash obligations not reflected in the balance sheet
Operating leases	1,861	375	487	492	460	47
Purchase obligations(3)	10,945	2,084	2,384	2,684	2,984	809

Total	24,297	6,742	6,135	7,120	3,444	856

(1)	Represents estimated interest payments on the Company’s line of credit and term loan based on the December 31, 2006 interest rate of LIBOR +2.5%(7.83%). Interest payments are due and payable quarterly in arrears. The line of credit becomes due and payable in April 2008. Estimated interest for the line of credit is based on the assumption of a consistent outstanding balance. The term loan matures in April 2009 with principal payments due and payable quarterly.

(2)	Includes undiscounted cash flows as the imputed interest is included in these amounts.

(3)	Represents minimum purchase obligations under Kristalose and Acetadote manufacturing agreements.

Management’s discussion and analysis of financial condition and results of operations

OFF-BALANCE SHEET ARRANGEMENTS

During 2004, 2005, 2006, and for the three months ended March 31, 2007, we did not engage in any off-balance sheet arrangements.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2005, the EITF issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF No. 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF No. 04-13 also provides guidance as to when a non-monetary exchange of inventory should be accounted for at fair value. EITF No. 04-13 will be applied to new arrangements entered into, and modifications or renewals to existing arrangements occurring after January 1, 2007. The application of EITF No. 04-13 is not expected to have a significant impact on our financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement, or Statement 157. SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. We are currently evaluating the impact of adopting Statement 157 on our results of operations and financial position.

In June 2007, the FASB issued EITF 07-1, Collaborative Arrangements, which defines collaborative arrangements and the specific accounting method to be used for these arrangements. EITF 07-1 also provides guidance on appropriate financial statement disclosures. If ratified, this statement will be effective for fiscal years beginning after December 15, 2007. We are in the process of evaluating the impact, if any, the adoption of EITF 07-1 will have on our results of operations and financial position.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In March 2005, the FASB issued Statement No. 123R (which replaces Statement No. 123 issued in 1995), Share-Based Payments, which addresses accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision of Statement No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement was effective for us as of January 1, 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, de-recognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 are effective for us as of January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company believes that its income tax filing positions and

Management’s discussion and analysis of financial condition and results of operations deductions will be sustained on audit and has concluded that there will not be any adjustments that will result in a material change to its financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISKS

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on our cash on deposit in highly liquid money market accounts, our revolving credit facility and our term note payable. We do not utilize derivative financial instruments or other market risk-sensitive instruments to manage exposure to interest rate changes. The main objective of our cash investment activities is to preserve principal while maximizing interest income through low-risk investments. Our investment policy focuses on principal preservation and liquidity.

We believe that our interest rate risk related to our portfolio of money market accounts is not material. Additionally, we have immediate access to these funds and could shift these funds to certificates of deposits with guaranteed rates. The risk related to interest rates for our money market accounts is that these accounts would produce less income than expected if market interest rates fall. If interest rates decreased by 1.0%, our annual interest income on cash balances would decrease by approximately $60,000 based on expected cash balances throughout 2007.

The interest rate risk related to borrowings under our credit facility and term debt is a variable rate of the LIBOR rate plus 2.5%. As of March 31, 2007, we had outstanding borrowings of $5.0 million under our Credit Facility and Term Debt combined. If interest rates increased by 1.0%, our annual interest expense on our borrowings would increase by approximately $50,000.

Exchange Rate Risk

While we operate primarily in the U.S., we are exposed to foreign currency risk. Acetadote is manufactured by a supplier that denominates supply prices in Canadian dollars. Additionally, much of our research and development is performed abroad. Our foreign currency transactions in U.S. dollars totaled approximately $1.2 million and $1.4 million in 2005 and 2006, respectively and $392,000 for the three months ended March 31, 2007.

Currently, we do not utilize financial instruments to hedge exposure to foreign currency fluctuations. We believe our exposure to foreign currency fluctuation is minimal as our purchases in foreign currency have a maximum exposure of 90 days based on invoice terms with the majority of the exposure being limited to 30 days based on the due date of the invoice. Foreign currency exchange losses were immaterial for 2006 and for the three month period ended March 31, 2007. Neither a 5% increase nor decrease from current exchange rates would have a material effect on our operating results or financial condition.

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OVERVIEW

We are a profitable and growing specialty pharmaceutical company focused on the acquisition, development and commercialization of branded prescription products. Our primary target markets are hospital acute care and gastroenterology, which are characterized by relatively concentrated physician prescriber bases. Unlike many emerging pharmaceutical and biotechnology companies, we have established both product development and commercialization capabilities, and believe our organizational structure can be efficiently expanded to accommodate our expected growth. Our management team consists of pharmaceutical industry veterans with significant experience in business development, clinical and regulatory affairs, and sales and marketing.

Since our inception in 1999, we have successfully funded the acquisition and development of our product portfolio with limited external investment and maintained profitable operations over the past three years. Our portfolio consists of two products approved by the U.S. Food and Drug Administration, or FDA, one late-stage development product candidate nearing completion of Phase III clinical trials and several early-stage development projects. We were directly responsible for the clinical development and regulatory approval of Acetadote, one of our marketed products, and are currently completing development of Amelior, our lead product candidate. We promote Acetadote and our other FDA-approved product, Kristalose, through dedicated hospital and gastroenterology sales forces, which are comprised of 42 sales representatives and managers.

Our key products and product candidates include:

Product	Indication	Delivery	Status

Amelior®	Pain and Fever	Injectable	Phase III
Acetadote®	Acetaminophen Poisoning	Injectable	Marketed
Kristalose®	Chronic and Acute Constipation	Oral Solution	Marketed

Amelior, our lead pipeline candidate, is an intravenous formulation of ibuprofen currently in Phase III clinical trials. We expect to complete clinical development by early 2008 and are preparing to submit our new drug application, or NDA, to the FDA for review. There currently are no injectable products approved for sale in the U.S. for the treatment of both pain and fever. If we complete clinical development and receive FDA approval for Amelior on our current projected timeline, we believe Amelior would be the first injectable product available for the treatment of both pain and fever. If approved, we plan to market Amelior in the U.S. through our hospital sales force and to market Amelior internationally through alliances with marketing partners. We believe Amelior currently represents our most significant product opportunity.

Injectable analgesics, or pain relievers, currently available in the U.S. include opioids, such as morphine and meperdine, and ketorolac, a non-steroidal anti-inflammatory drug, or NSAID. According to IMS Health Inc., or IMS Health, opioids accounted for over 91% of injectable analgesic market volume in 2006 with approximately 447 million units sold. Opioids are, however, known to cause undesirable side effects, including nausea, vomiting and cognitive impairment. Ketorolac is the only non-opioid injectable analgesic approved for sale in the U.S. Ketorolac is known to cause unwanted side effects, yet despite strong safety warnings from the FDA, its use in the U.S. has grown from approximately 38.0 million units sold in 2003 (7% of the market) to approximately 43.0 million units sold in 2006 (9% of the market) according to IMS Health. Based on the results of clinical studies to date, we believe Amelior represents a potentially safer alternative therapy to ketorolac. There is currently no approved injectable treatment for fever in the U.S.

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Acetadote is an intravenous formulation of N-acetylcysteine, or NAC, indicated for the treatment of acetaminophen poisoning. According to the American Association of Poison Control Centers’ Toxic Exposure Surveillance System, acetaminophen was the leading cause of poisonings presenting to emergency departments in the U.S., with approximately 77,000 cases treated in 2005. In January 2004, Acetadote received FDA approval as an orphan drug, a designation which provides for seven years of marketing exclusivity from date of approval. Since its launch in June 2004, we have consistently grown product sales for Acetadote. According to Wolters Kluwer Health Sourcetm Pharmaceutical Audit Suite, or Wolters Kluwer, Acetadote sales to hospitals grew 43% from 2005 to 2006. Total sales to hospitals in 2006 were $12.8 million. We believe that we can continue to expand market share, and that our Acetadote sales and marketing platform should help facilitate the commercial launch of Amelior.

Kristalose, a prescription laxative product, is a crystalline form of lactulose designed to enhance patient acceptance and compliance. Based on data from IMS Health, the market for prescription laxatives in the U.S. grew from approximately $206 million in 2003 to $389 million in 2006, driven largely by new product introductions and increased promotional activity by our competitors. Wholesaler sales of Kristalose to pharmacies were $10.5 million in 2006. We acquired exclusive U.S. commercialization rights to Kristalose during that year, assembled a new dedicated field sales force and re-launched the product in October 2006 under the Cumberland brand. We believe that Kristalose has competitive advantages over competing prescription laxatives, such as fewer potential side effects and contraindications, as well as lower cost, and that the potential for growth of this product is significant.

Early-stage product candidates.  Our pre-clinical product candidates are being developed through Cumberland Emerging Technologies, Inc., or CET, our 86%-owned subsidiary. CET collaborates with leading research institutions to identify and pursue promising pre-clinical programs within our target market segments. We have negotiated rights to develop and commercialize these product candidates. Current CET projects include an improved treatment for fluid buildup in the lungs of cancer patients and an anti-infective for treating fungal infections in immuno-compromised patients. In conjunction with these research institutions, we have obtained nearly $1 million in grant funding from the National Institutes of Health to support the development of these programs.

OUR COMPETITIVE STRENGTHS

Significant late-stage product opportunity in Amelior

We believe Amelior currently represents our most significant product opportunity based on the large potential markets for intravenous treatment of pain and fever, as well as clinical results for the product to date. We have conducted several clinical trials to support this product and expect to complete Phase III clinical studies by early 2008. Based on our clinical results to date, we believe Amelior represents a potentially safer alternative to ketorolac, which is the only injectable non-opioid analgesic currently on the U.S. market, with approximately 43 million units sold in 2006. We have retained exclusive commercialization rights for Amelior in the U.S. and plan to market the product through our existing hospital sales force.

Strong growth potential of our existing marketed products, Acetadote and Kristalose

We believe that there is significant opportunity to increase sales of our two currently approved products, Acetadote and Kristalose. Since its launch in June 2004, we have consistently grown product sales for Acetadote. During 2006, hospital purchases of Acetadote grew 43% to approximately $13 million. Kristalose competes in the high growth U.S. prescription laxatives market which, based on data from IMS Health, grew from approximately $206 million in 2003 to $389 million in 2006, or a

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compound annual growth rate of approximately 24%. After acquiring exclusive U.S. rights to Kristalose in April 2006, we assembled an experienced, dedicated sales force and designed a new marketing program, re-launching the product in October 2006. We believe both Kristalose and Acetadote have favorable competitive profiles, and that we can increase market share for each.

Focus on underserved niche markets

We focus our efforts on specialty physician segments where we believe we can leverage our industry expertise and sales capability to deliver products that address unmet medical needs. Currently, our primary target markets are hospital acute care and gastroenterology. We consider these markets attractive because of their relatively concentrated prescriber bases, which allow us to reach target prescribers with a small number of sales representatives. Moreover, we believe these markets are less prone to competition from larger pharmaceutical companies than other pharmaceutical sectors.

Profitable business with a history of fiscal discipline

We have been profitable since 2004, during which time we have generated sufficient cash flows to fund our development and marketing programs without the need for significant external financing. As an emerging pharmaceutical company with limited resources, we have historically focused on product opportunities with relatively low acquisition, development, and commercialization costs. Further, we believe that our third-party manufacturing and distribution relationships allow us to outsource these functions efficiently while directing most of our resources to our core competencies of business development, clinical and regulatory affairs, and sales and marketing.

Integrated specialty pharmaceutical company with extensive management expertise

Our executives have significant pharmaceutical industry experience in business development, clinical and regulatory affairs, and sales and marketing. This team is augmented by our Pharmaceutical and Medical Advisory Boards, which consist of highly experienced healthcare professionals.

➢	Our business development team is led by our CEO and our Director of Business Development and is comprised of a multi-disciplinary group of executives. This team sources product opportunities independently as well as through our international network of pharmaceutical and medical industry insiders. Their efforts have resulted in acquisition, license, co-promotion and strategic alliance agreements, and have provided us with rights to our current portfolio. This group is also responsible for acquiring rights to early-stage product candidates through CET.

➢	Our clinical, regulatory affairs and product development team is led by three professionals with substantial experience advancing late-stage clinical candidates successfully through the FDA approval process. This team was directly responsible for obtaining FDA approval for Acetadote and is responsible for our development of Amelior. We have established internal capabilities to develop proprietary product formulations, design and manage our clinical trials, prepare all regulatory submissions and manage our medical call center.

➢	Our sales and marketing team is managed by five executives who have broad experience marketing branded pharmaceuticals. They manage the dedicated hospital and gastroenterology sales forces that promote our products and that together are comprised of 42 sales representatives and managers. Our executives also direct our national marketing campaigns and manage relationships with key accounts.

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OUR STRATEGY

Our objective is to develop, acquire and commercialize branded pharmaceutical products for specialty physician market segments. Specifically, we plan to:

Successfully develop and commercialize Amelior, our Phase III product candidate

Amelior is in late-stage Phase III clinical development for the treatment of pain and fever. We have gathered positive data regarding the safety and efficacy of this product, and we expect to complete clinical trials in early 2008. We believe that there is significant market potential for Amelior in both pain and fever. We intend to penetrate the U.S. hospital market with our existing hospital sales force and to commercialize the product internationally through alliances with marketing partners.

Maximize sales of our marketed products

Over the past three years, we have employed an effective marketing campaign resulting in consistent sales growth for our product Acetadote. We intend to expand our hospital sales force in anticipation of a potential launch of Amelior. We believe we can leverage this expanded sales force to increase Acetadote sales. We are also supporting several studies to explore other potential indications for Acetadote. In October 2006, we re-launched Kristalose under the Cumberland brand with a new marketing program and dedicated sales force, which we expect to expand significantly over time. This marketing program is designed to enhance brand awareness through increased promotional activity and highlights Kristalose’s many positive, competitive attributes. In addition to our sales efforts, we may also pursue co-promotion arrangements with third parties to support growth of our products.

Expand sales force operations

We intend to continue building our sales and marketing infrastructure in order to drive prescription volume and product sales. We currently utilize two distinct sales teams:

➢	We promote Acetadote, and plan to promote Amelior, through our dedicated hospital sales team consisting of 15 representatives and managers covering approximately 1,400 major U.S. medical centers. We expect to significantly increase this sales force in order to fully capitalize on the market potential of Acetadote and Amelior.

➢	We promote Kristalose through a dedicated field sales force of 26 sales representatives and managers to approximately 6,400 gastroenterologists and other high prescribers of laxatives. We believe that we can increase the market for Kristalose significantly by investing in our marketing program and significantly expanding this sales force.

Expand our product portfolio by acquiring rights to additional products and late-stage product candidates

We intend to build a portfolio of complementary, niche products largely through product acquisitions. We focus on under-promoted, FDA-approved drugs with existing brand recognition as well as late-stage development products which address unmet medical needs, a strategy which we believe helps minimize our exposure to the significant risk, cost and time associated with drug discovery and research. We plan to continue to target products that are competitively differentiated, have valuable trademarks or other intellectual property, and allow us to leverage our existing infrastructure. We also plan to explore opportunities to seek approval for new uses of existing pharmaceutical products.

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Develop a pipeline of early-stage products through CET

In order to build our product pipeline, we are supplementing our acquisition and late-stage development activities with the early-stage drug development activities of CET, our majority-owned subsidiary. CET partners with universities and other research organizations to cost-effectively develop promising, early-stage product candidates. Current pre-clinical projects nearing clinical-stage development include:

➢	a treatment for fluid buildup in the lungs of cancer patients, in collaboration with Vanderbilt University, and

➢	a highly purified anti-infective for treating fungal infections in immuno-compromised patients, in collaboration with the University of Mississippi.

INDUSTRY

The hospital market

According to IMS Health, U.S. hospitals accounted for approximately $31 billion, or 11%, of U.S. pharmaceutical sales in 2006. IMS Health also reports that in 2006, marketing and promotional efforts focused on hospital-use drugs represented only about $662 million, or 3%, of approximately $21 billion total pharmaceutical industry spending on promotional activity. The majority of promotional spending is directed towards large outpatient markets promoting drugs intended for chronic use rather than short-term use in the hospital setting. We believe the lack of promotional emphasis on the hospital marketplace indicates that the hospital market is underserved. We also believe that the hospital market is highly concentrated, with a small number of large institutions responsible for a majority of pharmaceutical spending, and consequently that it can be penetrated effectively without large-scale promotional activity by a small, dedicated sales force.

Market for injectable analgesics

Therapeutic agents used to treat pain are collectively known as analgesics. Physicians prescribe injectable analgesics for hospitalized patients who have high levels of acute pain, require rapid pain relief or cannot take oral analgesics.

According to IMS Health, the U.S. market for injectable analgesics exceeded $302 million, or 491 million units, in 2006. This market is comprised principally of generic opioids and the NSAID ketorolac. Injectable opioids such as morphine, meperidine, hydromorphone and fentanyl accounted for approximately 447 million units sold in 2006. While opioids are widely used for acute pain management, they are associated with a variety of unwanted side effects including sedation, nausea, vomiting, constipation, headache, cognitive impairment and respiratory depression. Respiratory depression, if not monitored closely, can be deadly. Opioid-related side effects can warrant dosing limitations, which may reduce overall effectiveness of pain relief. Side effects from opioids can cause a need for further medication or treatment, and can increase lengths of stay in post-anesthesia care units as well as overall hospital stay, which can lead to increased costs for hospitals and patients.

Despite having a poor safety profile, usage of ketorolac, the only non-opioid injectable analgesic available in the U.S., has grown from approximately 38 million units in 2003, or 7% of the market, to approximately 43 million units in 2006, representing 9% of the market, according to IMS Health. The FDA specifically warns that ketorolac should not be used in various patient populations that are at-risk for bleeding, as a prophylactic analgesic prior to major surgery or for intraoperative administration when stoppage of bleeding is critical.

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Fever

Significant fever is generally defined as a temperature of greater than 102 degrees Fahrenheit. High fevers can cause hallucinations, confusion, convulsions and death. Hospitalized patients are subject to increased risk for developing fever, especially from exposure to infectious agents. Patients with endotracheal intubation, sedation, reduced gastric motility, nausea or recent surgery are frequently unable to ingest, digest, absorb, or tolerate oral products to reduce fever. Treatment for these patients ranges from rectal delivery of medication to physical cooling measures such as tepid baths, ice packs and cooling blankets. In the U.S., there is currently no FDA-approved intravenous medication for the treatment of fever.

Acetaminophen poisoning

Acetaminophen is one of the most widely used drugs for oral treatment of pain and fever in the U.S. and can be found in many common over-the-counter, or OTC products and prescription narcotics. Though safe at recommended doses, the drug can cause liver damage with excessive use. According to the American Association of Poison Control Centers’ Toxic Exposure Surveillance System, acetaminophen poisoning is the leading cause of toxic drug ingestions in the U.S. In 2005, approximately 77,000 people were treated and 333 people died due to acetaminophen poisoning in the U.S.

In a study published in 2005 that examined acute liver failure, researchers concluded that acetaminophen poisoning was responsible for acute liver failure in over half the patients examined in 2003, up from 28% in 1998. While an estimated 48% of cases were due to the accidental use of acetaminophen over several days, causing chronic liver failure, an estimated 44% of the cases were intentional overdoses, causing acute liver failure.

According to the FDA, four grams of acetaminophen is the daily maximum dosage recommended for adults. Ingesting eight grams of acetaminophen in a single day causes a significant number of people, whose livers have been previously stressed by a virus, medication or alcohol, to experience more serious complications. When used in conjunction with opiates, acetaminophen can be effective in relieving pain after surgery or injury; however, some patients who take acetaminophen/opiate combination drugs on a chronic basis eventually require increasing amounts to achieve the same level of pain relief, which can also lead to liver failure.

Market for the treatment of Acetaminophen overdose

NAC is widely accepted as the standard of care for acetaminophen overdose. Throughout Europe and much of the rest of the world, NAC has been available in an injectable formulation for over 25 years. Until the 2004 approval of Acetadote, however, the only FDA-approved form of NAC available in the U.S. was an oral preparation. Prior to the approval of Acetadote, many U.S. hospitals prepared an off-label, IV form of NAC from the oral solution to treat patients suffering from acetaminophen poisoning. For a number of these patients, an IV product is the only reasonable route of administration due to nausea and vomiting associated with the administration of oral NAC for the overdose. Moreover, IV treatment requires fewer doses and a shorter treatment protocol, reducing treatment from three days to one day.

Acetaminophen poisoning treatment is typically initiated in the emergency department and continued in the intensive care unit. NAC is marketed to emergency physicians and nurses, critical care physicians, clinical and medical toxicologists and poison control centers. According to The Medical Letter on Drugs and Therapeutics, NAC is virtually 100% effective in preventing severe liver damage, renal failure and death if administered within eight to ten hours of the overdose.

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The gastrointestinal market

According to the National Institute of Diabetes, Digestive and Kidney Diseases, gastrointestinal diseases result in approximately 50 million physician visits and 14 million hospitalizations annually. Many of these physician visits are to one of the only 11,700 gastroenterologists in the U.S.

There are over 40 common, well-defined gastrointestinal conditions recognized in the U.S., including constipation, chronic liver disease and cirrhosis, gastroesophageal reflux disease, infectious diarrhea, irritable bowel syndrome, lactose intolerance, pancreatitis and peptic ulcers. Because the market for gastrointestinal diseases is broad in patient scope, yet relatively narrow in physician base, we believe that it is an attractive specialty focus which can provide a wide variety of product opportunities but can be penetrated with a modest sales force.

Prescription laxative market

Constipation is a common condition in the U.S., affecting approximately 20% of the population each year. While many occurrences are non-recurring, a significant number are chronic in nature and require some treatment to control or resolve.

Constipation treatments are sold in both the OTC, and prescription segments. We believe that the prescription laxative market in which Kristalose competes has historically consisted of a few highly promoted brands including MiraLax® (polyethylene glycol 3350), which is now being sold as an OTC product, Amitiza® and Zelnorm®, which is used for multiple indications including constipation, as well as several generic forms of liquid lactulose and polyethylene glycol 3350. Zelnorm was removed from the market in March 2007 due to adverse safety findings, and is pending further FDA review. According to data from IMS Health, this market grew from approximately $206 million in 2003 to $389 million in 2006, a compound annual growth rate of approximately 24%. This increase in sales resulted primarily from new product introductions and increased promotion of branded products.

PRODUCTS

Our key products and product candidates include:

Product	Indication	Delivery	Status

Amelior®	Pain and Fever	Injectable	Phase III
Acetadote®	Acetaminophen Poisoning	Injectable	Marketed
Kristalose®	Chronic and Acute Constipation	Oral Solution	Marketed

Amelior

Amelior, our lead pipeline candidate, is an intravenous formulation of ibuprofen currently in Phase III clinical trials. We expect to complete clinical development by early 2008 and are preparing to submit our new drug application, or NDA, to the FDA for review. There currently are no injectable products approved for sale in the U.S. for the treatment of both pain and fever. If we complete clinical development and receive FDA approval for Amelior on our current projected timeline, we believe Amelior would be the first injectable product available for the treatment of both pain and fever. If approved, we plan to market Amelior in the U.S. through our hospital sales force and to market Amelior internationally through alliances with marketing partners. We believe Amelior currently represents our most significant product opportunity.

Ibuprofen, an NSAID, is a widely-used product now taken orally for pain relief and fever reduction, but is currently unavailable in an injectable formulation for this use. In May 1999, we acquired from

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Vanderbilt University an exclusive, worldwide license to clinical trial data on the use of intravenous ibuprofen for treatment of sepsis. We issued 25,000 shares of our common stock to Vanderbilt upon entering into the agreement and if we receive regulatory approval for any product developed based entirely or in part on this data, such as Amelior, we are required to issue Vanderbilt shares of our common stock valued at $150,000 within thirty days of receiving regulatory approval. We are also required to pay Vanderbilt a two percent royalty on sales of any product developed based on the data. We and Vanderbilt each have the right to terminate this agreement upon breach by the other party, subject to providing 45 days prior written notice and an opportunity to cure. If not terminated, the agreement shall continue until we cease distribution of Amelior in all countries for which we have obtained regulatory approval. Published in the New England Journal of Medicine in March 1997, this data indicated that intravenous ibuprofen was effective in reducing high fever in critically ill patients who were largely unable to receive oral medication.

Following discussion with and recommendation by the FDA, we implemented a development program for Amelior designed to obtain approval for a dual indication for the product—reduction of pain and treatment of fever.

Development history

We have actively managed the development of Amelior by implementing the following steps:

➢	We obtained exclusive rights to an investigator IND which contains supportive safety and efficacy data in which hospitalized adult patients with sepsis received intravenous ibuprofen.

➢	We developed a patented formulation for Amelior as well as a proprietary manufacturing process.

➢	We completed a clinical study to establish the pharmacokinetic equivalence of oral and intravenous ibuprofen in February 2001, a study to establish safe administration of the optimized dilution of Amelior’s IV preparation in March 2002, and a study to demonstrate that the product is effective in reducing fever in hospitalized adult malaria patients in July 2002.

➢	We completed a dose-ranging study to determine the optimum dose to treat fever in hospitalized adult patients in August 2005.

➢	We completed enrollment for a dose-ranging study to determine the product’s effectiveness in controlling pain in post-surgical adult patients in October 2006.

➢	In January 2007, we initiated a pivotal study to demonstrate the product’s effectiveness in controlling pain in post-surgical adult patients. In April 2007, a subsequent study was initiated to support the product’s use in additional surgical populations.

➢	Over four years of stability studies for Amelior have been successfully completed.

➢	A study to obtain data to support pediatric use is ongoing.

An integrated safety database is being built, combining both previously published data with data from our new studies. In the Phase II and Phase III clinical trials to date, no serious adverse events have been directly attributed to Amelior. Further, in the Phase II and Phase III clinical trials to date, there have been no statistical differences in the incidence of any adverse events associated with Amelior compared to placebo treatment, with the exception of bacteremia in one study, which in the opinion of the investigator and medical monitor, was not attributable to study medication. Additionally, there have been no differences between Amelior and placebo treatment groups relating to safety concerns

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associated with oral non-steroidal medications, such as changes in renal function, bleeding events, or gastrointestinal disorders.

We intend to complete clinical development of Amelior by early 2008. We expect Amelior will be administered primarily to hospitalized patients who are unable to receive analgesics or antipyretics orally. We believe Amelior represents our most significant product opportunity to date.

Commercialization strategy

We intend to expand our existing U.S. hospital sales force to promote Amelior to physicians, nurses and pharmacy directors, principally in the hospital setting. We believe that we can achieve our commercial goals by utilizing our experienced sales organization, and supporting them with an internal marketing infrastructure that targets high-use institutions. We have an international strategic alliance with Mayne Pharma Pty. Ltd., which will manufacture commercial supplies of Amelior. We intend to partner with third-parties to reach markets outside the U.S. or to expand our reach to physician groups outside the hospital where applicable.

Acetadote

Acetadote is N-acetylcysteine, or NAC, for the intravenous treatment of acetaminophen overdose. Until we obtained FDA approval for Acetadote in 2004, the only FDA-approved form of NAC available in the U.S. was an oral preparation. Medical literature suggested that many hospitals prepared an off-label, IV form of NAC from the oral solution for easier administration and accuracy in dosing. Given this market dynamic, we concluded that a medical need existed for an FDA-approved, injectable formulation of NAC for the U.S. market.

We actively managed the development and regulatory approval of Acetadote by implementing the following steps:

➢	We held initial discussions with the FDA to design a development plan.

➢	Acetadote was granted orphan drug status in October 2001, which provides for seven years of marketing exclusivity from date of marketing approval.

➢	We submitted our NDA in July 2002.

➢	We submitted a complete response to FDA initial review questions in July 2003.

➢	We received FDA marketing approval for Acetadote in January 2004 for the treatment of acetaminophen overdose.

➢	Acetadote was launched in June 2004.

➢	Early in 2006, the FDA-approved revised labeling for the product, which included an expanded indication for dosing in pediatric patients.

In connection with the FDA’s approval of Acetadote, we committed to certain post-marketing activities for the product. Our first phase IV commitment (pediatric) was completed and accepted by the FDA in December 2004. Our second phase IV commitment (clinical) was completed and accepted by the FDA in August 2006. We anticipate completing our third and final phase IV commitment (manufacturing) for Acetadote in 2007. We are also supporting a number of studies to explore other potential indications for the product.

We believe Acetadote has clinical and financial benefits relative to oral NAC, including ease of administration, minimizing nausea and vomiting associated with oral NAC, accurate dosage control, shorter treatment protocol and reduction in overall cost of acetaminophen overdose management.

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Acetadote makes NAC administration easier to tolerate for patients and easier to administer for medical providers. We believe Acetadote also offers a significant cost benefit to both patient and hospital by reducing the treatment regimen, usually from three days to one day.

Acetadote is manufactured for us by Bioniche Teoranta at its FDA-approved manufacturing facility in Ireland.

Kristalose

Kristalose is a prescription laxative administered orally for the treatment of constipation. In patients with a history of chronic constipation, lactulose therapy increases the number of bowel movements per day and the number of days on which they occur. Lactulose is a product with a long history of use as a laxative, and as a treatment for hepatic encephalopathy, which is a deterioration of the liver resulting in a build-up of ammonia. Kristalose is an innovative, dry powder crystalline formulation of lactulose which is designed to enhance patient compliance and acceptance.

We co-promoted Kristalose from 2002 until April 2006 under an agreement with Bertek Pharmaceuticals, Inc., the branded division of Mylan Laboratories, Inc. Following Mylan’s discontinuance of Bertek operations in 2006, Inalco assumed exclusive rights to commercialize Kristalose and in turn transferred exclusive U.S. commercialization rights to Kristalose to us. In April 2006, we and Mylan Bertek Pharmaceuticals, Inc. entered into a mutual release of all claims against each other. We re-launched Kristalose under the Cumberland brand in October 2006 with a dedicated, contract sales force of 26 sales representatives and managers. We direct our sales efforts to physicians who are the most prolific writers of prescription laxatives. These physicians include gastroenterologists, pediatricians, internists and colon and rectal surgeons.

We believe Kristalose offers competitive advantages over other laxative products. Packaged in single dose packets, Kristalose is very portable, is reconstituted in as little as four ounces of water, is clear, virtually tasteless, does not change the viscosity of the water and contains almost no calories, all of which we believe cause Kristalose to compare favorably to liquid lactulose products. Compared to polyethylene glycol 3350 products, we believe Kristalose has a fast onset of action and a better pregnancy category rating. Compared with Zelnorm® and Amitiza®, Kristalose has fewer potential side effects or contraindications and is less expensive.

Kristalose is manufactured for us by Inalco S.p.A. at an FDA-approved facility in Italy.

Early-stage product candidates

Our pre-clinical product candidates are being developed by CET, which collaborates with leading research institutions to identify and pursue promising pre-clinical programs. Two of the more advanced CET development programs are:

➢	In collaboration with Vanderbilt University, we are currently developing a new treatment for fluid buildup in the lungs of cancer patients. The product candidate is a protein therapeutic being designed to treat “pleural effusion,” a condition which occurs when cancer spreads to the surface of the lung and chest cavity, causing fluid to accumulate and patients to suffer shortness of breath and chest pain. An estimated 100,000 patients are affected by this condition each year. Currently, the substances used in treating this cause pain and have only a 60-90% success rate. Vanderbilt University researchers believe they have found a method of treating this condition which may involve less pain, a higher success rate and faster healing time, resulting in significantly shorter hospital stays.

➢	In collaboration with the University of Mississippi, we are developing a highly purified, injectable anti-infective used to treat fungal infections in immuno-compromised patients. This product

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candidate’s active ingredient is currently FDA-approved in a different formulation, and while it is the therapeutic of choice for infectious disease specialists in treating such fungal infections, it can produce serious side effects related to renal toxicity, often resulting in dosage limitations or discontinued use. University of Mississippi researchers have developed what they believe is a purer and safer form of the anti-infective.

BUSINESS DEVELOPMENT

Since inception, we have had an active business development program focused on acquiring rights to marketed products and product candidates that fit our strategy and target markets. We source our business development leads both through our senior executives and our international network of pharmaceutical and medical industry insiders. These opportunities are reviewed and considered on a regular basis by a multi-disciplinary team of our managers against a list of selection criteria. We have historically focused on product opportunities with relatively low acquisition, development and commercialization costs, employing a variety of deal structures.

We intend to continue to build a portfolio of complementary, niche products largely through product acquisitions. Our primary targets are under-promoted, FDA-approved drugs with existing brand recognition and late-stage development products that address unmet medical needs in the hospital acute care and gastroenterology markets. We also plan to explore opportunities to acquire rights to and seek approval for new uses of pharmaceutical products. We believe that by focusing mainly on approved or late-stage products, we can minimize the significant risk, cost and time associated with drug development. We have completed three material acquisitions including:

➢	exclusive, worldwide rights from Vanderbilt University to data for intravenous ibuprofen to support our FDA submission for Amelior;

➢	exclusive, worldwide rights to clinical data supporting the safety and efficacy of Acetadote, which served as a key component of our FDA submission and approval; and

➢	exclusive U.S. commercial rights to Kristalose.

Our business development team is also responsible for identifying appropriate CET product candidates and negotiating with our university partners to secure rights to these candidates. Through CET, we are collaborating with a growing list of research institutions including:

➢	Vanderbilt University;

➢	University of Mississippi, School of Pharmacy; and

➢	University of Tennessee Research Foundation.

Since 2004, these collaborations secured nearly $1 million in National Institutes of Health grant funding for the development of promising new products and several additional proposals have been submitted or are awaiting review. Although we believe that these collaborations may be important to our business in the future, these collaborations are not material to our business at this time.

CLINICAL AND REGULATORY AFFAIRS

We have established in-house capabilities for the management of our clinical, professional and regulatory affairs. Our team develops and manages our clinical trials, prepares regulatory submissions, manages ongoing product-related regulatory responsibilities and manages our medical information call center. They were responsible for devising the regulatory and clinical strategy and obtaining FDA approval for Acetadote and are responsible for ongoing development of Amelior.

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Clinical development

Our in-house clinical development personnel are responsible for:

➢	creating clinical development strategies;

➢	designing and monitoring our clinical trials;

➢	creating case report forms and other study-related documents;

➢	overseeing clinical work contracted to third parties; and

➢	overseeing CET grant funding proposals.

Regulatory and quality affairs

Our internal regulatory and quality affairs team is responsible for:

➢	preparing and submitting NDAs and fulfilling post-approval marketing commitments;

➢	maintaining investigational and marketing applications through the submission of appropriate reports;

➢	submitting supplemental applications for additional label indications, product line extensions and manufacturing improvements;

➢	evaluating regulatory risk profiles for product acquisition candidates, including compliance with manufacturing, labeling, distribution and marketing regulations;

➢	monitoring applicable third-party service providers for quality and compliance with current Good Manufacturing Practices, Good Laboratory Practices, and Good Clinical Practices, and performing periodic audits of such vendors; and

➢	maintaining systems for document control, product and process change control, customer complaint handling, product stability studies and annual drug product reviews.

Professional and medical affairs

Our clinical and regulatory team provides in-house, medical information support for our marketed products. This includes interacting directly with healthcare professionals to address any product or medical inquiries through our medical information call center. Our call center was previously operated by the Rocky Mountain Poison and Drug Center, or RMPDC. In 2006, we expanded our clinical and regulatory capabilities and brought our call center in-house in an effort to ensure the highest level of quality and service. The RMPDC continues to supplement our efforts by providing after-hours support for our call center and assisting us with our adverse event collection/reporting and global pharmacovigilance activities. In addition to coordinating the call center, our clinical/regulatory group generates medical information letters, provides informational memos to our sales forces and assists with ongoing training for the sales forces.

SALES AND MARKETING

Our sales and marketing team has broad industry experience in selling branded pharmaceuticals. They manage the dedicated hospital and gastroenterology sales forces, which are comprised of 42 sales representatives and managers, direct our national marketing campaigns and maintain key national account relationships. We promote our products to hospitals and office-based physicians across the U.S. and plan to commercialize our products internationally through marketing alliances.

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In January 2007, we converted our hospital sales force, which had previously been contracted to us by Cardinal Health Inc., or Cardinal, to Cumberland employees through our newly-formed, wholly-owned subsidiary, Cumberland Pharma Sales Corp. The hospital sales team is comprised of 15 sales representatives and managers, covering approximately 1,400 major medical centers across the U.S. The gastroenterology-focused team, formed in September 2006 with our re-launch of Kristalose, is a field sales force comprised of 26 representatives and managers and covering approximately 6,400 high prescribers of laxatives. This gastroenterology sales force is contracted to us by Inventiv Commercial Services, LLC, or Inventiv. Under our agreement, we pay Inventiv a monthly fee of $258,482, a portion of which is used to compensate the sales force. In addition to this monthly fee, as of July 6, 2007, we have paid Inventiv an aggregate of approximately $350,000 for bonuses and expenses during the existence of this agreement. This agreement terminates in August 2008. We have the option, with Inventiv’s consent, to extend the contract for one additional year. We also have the option to bring this sales force in-house. We expect to expand both sales forces significantly over the next several years.

Our sales and marketing executives conduct ongoing market analyses to evaluate marketing campaigns and promotional programs. The evaluations include development of product profiles, testing of the profiles against the needs of the market, determining what additional product information or development work is needed to effectively market the products and preparing financial forecasts. We utilize professional branding and packaging as well as promotional items to support our products, including direct mail, sales brochures, journal advertising, educational and reminder leave-behinds, patient educational pieces and product sampling. We also attend regular trade shows to promote broad awareness of our products.

Our National Accounts group is responsible for key large buyers and related marketing programs. This group supports sales and marketing efforts by maintaining relationships with our wholesaler customers as well as with third-party payors such as Group Purchasing Organizations, Pharmacy Benefit Managers, Hospital Buying Groups, state and federal government purchasers and influencers and health insurance companies.

International Sales and Marketing

Consistent with our strategy to outsource non-core functions, we have licensed to third parties the right to distribute Amelior outside the U.S. We have granted Alveda Pharmaceuticals Inc., or Alveda, an exclusive license to distribute Amelior in Canada subject to receipt of regulatory approval. Alveda is obligated to make payments to us upon Amelior’s achieving specified regulatory milestones in Canada and to pay us a royalty based on Canadian sales of Amelior. This license terminates five years after regulatory approval is obtained in Canada for the later of the fever or pain indications. We have granted Mayne Pharma (SEA) Pte Limited an exclusive license to market and distribute Amelior in Southeast Asia subject to the receipt of regulatory approval. Mayne Pharma (SEA) Pte Limited is obligated to make payments to us upon Amelior’s achieving specified regulatory milestones in Southeast Asia as well as royalty payments. The initial term of the agreement expires on the fifth anniversary of Amelior obtaining regulatory approval in Southeast Asia.

MANUFACTURING AND DISTRIBUTION

We outsource certain non-core, capital-intensive functions, including manufacturing and distribution. Our executives have years of experience in these areas and manage these third-party relationships with a focus on quality assurance.

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Manufacturing

Our key manufacturing relationships include:

➢	In July 2000, we established an international manufacturing alliance with Australia-based Mayne Pharma Pty. Ltd., or Mayne. Mayne sources active pharmaceutical ingredients, or APIs, and manufactures Amelior exclusively for us under an agreement that expires on the fifth anniversary of FDA approval of Amelior, subject to early termination upon 45 days prior notice in the event of uncured material breach by us or Mayne. The agreement will automatically renew for successive three-year terms unless Mayne or we provide at least 12 months prior written notice of non-renewal. Under the agreement, we pay Mayne a transfer price per unit of Amelior supplied. In addition, we reimburse Mayne for agreed-upon development, regulatory and inspection and audit costs. As of March 31, 2007, we have not made any payments to Mayne for commercial supplies of Amelior pursuant to this agreement. We have paid approximately $390,000 in the aggregate for development, regulatory, inspection, audit and all other costs for Amelior to Mayne and its predecessor, F.H. Faulding & Co. Limited, as of March 31, 2007. We have also granted Mayne a right of first negotiation with respect to the manufacture of all future pharmaceutical products we intend to sell and the distribution of these products in Australia, New Zealand, Canada and mutually agreed Southeast Asian and Latin American countries.

➢	Bioniche Teoranta, or Bioniche, sources APIs and manufactures Acetadote exclusively for us for sale in the U.S. at its FDA-approved manufacturing facility in Ireland. Our relationship with Bioniche began in January 2002. Bioniche manufactures and packages Acetadote for us, and we purchase Acetadote exclusively from Bioniche, pursuant to an agreement expiring in January 2011. This agreement is subject to early termination upon prior written notice in the event of an uncured material default by us or Bioniche. We have an option to renew the agreement for a five-year term upon expiration. Under the agreement, we pay Bioniche a transfer price per unit of Acetadote supplied, which transfer price is subject to annual adjustment, and a royalty based on our net sales of the product. In addition, we are required to purchase minimum quantities of Acetadote.

➢	Inalco S.p.A. and Inalco Biochemicals, Inc., or collectively Inalco, from which we licensed exclusive U.S. commercialization rights to Kristalose in April 2006, source APIs and provide us with a manufacturing supply for the product under an agreement that expires in 2021. The agreement renews automatically for successive three-year terms unless we or Inalco provide written notice of intent not to renew at least 12 months prior to expiration of a term. Either we or Inalco may terminate this agreement upon at least 45 days prior written notice in the event of uncured material breach. Under the agreement, we are required to pay Inalco a transfer price per unit of Kristalose supplied and a royalty based on our net sales of Kristalose. In addition, we are required to purchase minimum quantities of Kristalose.

Distribution

Like many other pharmaceutical companies, we employ an outside contractor to facilitate our distribution efforts. Since August 2002, Specialty Pharmaceutical Services, or SPS, (formerly CORD Logistics, Inc.) has exclusively handled all aspects of our product logistics efforts, including warehousing, shipping, customer billing and collections. A division of Cardinal, SPS is located just outside of Nashville, Tennessee, and has a well-established infrastructure. We maintain ownership of finished products until their sale to our customers.

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INTELLECTUAL PROPERTY

We seek to protect our products from competition through a combination of patents, trademarks, trade secrets, FDA exclusivity and contractual restrictions on disclosure. Proprietary rights, including patents, are an important element of our business. We seek to protect our proprietary information by requiring our employees, consultants, contractors and other advisors to execute agreements providing for protection of our confidential information on commencement of their employment or engagement, through which we seek to protect our intellectual property. We also require confidentiality agreements from entities that receive our confidential data or materials.

Amelior

We are the owner of U.S. Patent No. 6,727,286, which is directed to ibuprofen solution formulations, methods of making the same, and methods of using the same, and which expires in 2021. This U.S. patent is associated with our completed international application No. PCT/US01/42894. We have filed for international patent protection in association with this PCT application in various countries, some of which have been allowed and some of which remain pending.

We have applied for additional protection for our invention related to ibuprofen solution formulations, methods of making the same and methods of using the same through U.S. application No. 10/739,050 and international application No. PCT/US04/39770, both of which remain pending.

We have an exclusive, worldwide license to clinical data for intravenous ibuprofen from Vanderbilt University, in consideration for royalty and other payment obligations that are conditioned upon approval by the FDA of Amelior.

If Amelior is approved by the FDA, we intend to seek three years marketing exclusivity from the FDA based on the clinical studies we have sponsored to pursue approval of the product.

Acetadote

Acetadote was approved by the FDA in January 2004 as an orphan drug for the intravenous treatment of acetaminophen overdose. As an orphan drug, Acetadote is entitled to seven years of marketing exclusivity for the treatment of this approved indication. We have applied for patent protection for a new formulation of Acetadote through U.S. patent application No. 11/209,804, as well as through international application No. PCT/US06/20691, both of which are directed to acetylcysteine compositions, methods of making the same and methods of using the same. In addition, we have an exclusive, worldwide license to NAC clinical data from Newcastle Master Misercordiae Hospital in Australia. We have no expected outstanding payment obligations pursuant to this contract.

Kristalose

We are the exclusive licensee of two U.S. patents owned by Inalco relating to Kristalose. The first, U.S. Patent No. 5,003,061, is directed to a method for preparing high-purity crystalline lactulose. The second, U.S. Patent No. 5,480,491, is directed to a process for preparation of crystalline lactulose. Our license rights include an exclusive license to use related Inalco know-how and the Kristalose trademark to manufacture, market and distribute Kristalose in the U.S. Under our agreement with Inalco, Inalco is solely responsible for prosecuting and maintaining both the patents and know-how that we license from them. Our license expires in 2021 and is subject to earlier termination for material breach. Our payment obligations under this agreement are described under “Manufacturing and Distribution — Manufacturing.”

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COMPETITION

The pharmaceutical industry is characterized by intense competition and rapid innovation. Our continued success in developing and commercializing pharmaceutical products will depend, in part, upon our ability to compete against existing and future products in our target markets. Competitive factors directly affecting our markets include but are not limited to:

➢	product attributes such as efficacy, safety, ease-of-use and cost-effectiveness;

➢	brand awareness and recognition driven by sales and marketing and distribution capabilities;

➢	intellectual property and other exclusivity rights;

➢	availability of resources to build and maintain developmental and commercial capabilities;

➢	successful business development activities;

➢	extent of third-party reimbursements; and

➢	establishment of advantageous collaborations to conduct development, manufacturing or commercialization efforts.

A number of our competitors possess research and development and sales and marketing capabilities as well as financial resources greater than ours. These competitors, in addition to emerging companies and academic research institutions, may be developing, or in the future could develop, new technologies that could compete with our current and future products or render our products obsolete.

Amelior

We are developing Amelior for the treatment of pain and fever, primarily in a hospital setting. A variety of products already address the acute pain market.

➢	Morphine, the most commonly used product for the treatment of acute, post-operative pain, is manufactured and distributed by several generic pharmaceutical companies.

➢	Depodur® is an extended release injectable formulation of morphine that is marketed by SkyePharma PLC.

➢	Other generic injectable opioids, including fentanyl, meperidine and hydromorphone.

➢	Ketorolac (brand name Toradol®), an injectable NSAID, is also manufactured and distributed by several generic pharmaceutical companies.

We are aware of other product candidates in development to treat acute pain including injectable NSAIDs, novel opioids, new formulations of existing therapies and extended release anesthetics. We believe the companies developing injectable, non-narcotic analgesics for the treatment of post-surgical pain are the primary potential competitors to Amelior. Cadence Pharmaceuticals Inc. is developing an injectable formulation of acetaminophen for the treatment of pain and fever, and Javelin Pharmaceuticals Inc. is developing an injectable form of an NSAID, diclofenac.

In addition to the injectable analgesic products above, many companies are developing analgesics for specific indications such as migraine and neuropathic pain, oral extended-release forms of existing narcotic and non-narcotic products, and products with new methods of delivery such as transdermal.

We are not aware of any approved injectable products indicated for the treatment of fever in the U.S. There are, however, numerous drugs available to physicians to reduce fevers in hospital settings via oral administration to the patient, including acetaminophen, ibuprofen and aspirin. These drugs are manufactured by numerous pharmaceutical companies.

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Acetadote

Acetadote is our injectable formulation of NAC for the treatment of acetaminophen overdose. NAC is accepted worldwide as the standard of care for acetaminophen overdose. Despite the availability of injectable NAC outside the United States, Acetadote, to our knowledge, is the only injectable NAC product approved in the U.S. to treat acetaminophen overdose. Our competitors in the acetaminophen overdose market are those companies selling orally administered NAC including, but not limited to, Geneva Pharmaceuticals, Inc., Bedford Laboratories division of Ben Venue Laboratories, Inc., Roxane Laboratories, Inc. and Hospira Inc.

Kristalose

Kristalose is a dry powder crystalline prescription formulation of lactulose indicated for the treatment of constipation. The U.S. constipation therapy market includes various prescription and OTC products. The prescription products which we believe are our primary competitors are Amitiza® and liquid lactuloses:

➢	Amitiza is indicated for the treatment of chronic idiopathic constipation in adults and is marketed by Sucampo Pharmaceuticals Inc. and Takeda Pharmaceutical Company Limited; and

➢	Liquid lactulose products are marketed by a number of pharmaceutical companies.

In addition, Kristalose competed with the prescription product Zelnorm® until it was pulled from the market in March 2007 due to adverse safety findings. Indicated for treatment of chronic idiopathic constipation in persons under aged 65 and produced by Novartis Pharma AG, Zelnorm is under further review by the FDA.

There are several hundred OTC products used to treat constipation marketed by numerous pharmaceutical and consumer health companies. MiraLax® (polyethylene glycol 3350), previously a prescription product, is indicated for the treatment of constipation and is manufactured and marketed by Braintree Laboratories, Inc. and other generic pharmaceutical firms. Under an agreement with Braintree, Schering-Plough introduced MiraLax as an OTC product in February 2007.

EMPLOYEES

As of June 20, 2007, we had 35 full-time employees, which includes the sales staff we recently acquired from Cardinal, now comprised of 15 representatives. We also have a dedicated gastroenterology field sales force under contract that is comprised of 26 dedicated sales representatives and managers. We believe that employing experienced, independent contractors and consultants is a cost-efficient and effective way to accomplish our goals. A number of additional individuals have provided or are currently providing services to us pursuant to agreements between the individuals or their employers and us. None of our employees are represented by a collective bargaining unit. We believe that we have positive relationships with our employees.

FACILITIES

We currently lease approximately 6,300 square feet of office space in Nashville, Tennessee for our headquarters under an agreement expiring in December 2010. We have an option to renew this lease for a five-year term upon expiration. We also entered into a sublease agreement for approximately 9,000 square feet of additional office space adjoining our headquarters, effective June 1, 2007. The sublease expires in October 2010. We believe that these facilities are adequate to meet our current needs for office space. We currently do not plan to purchase or lease facilities for manufacturing, packaging or warehousing, as such services are provided to us by third-party contract groups.

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Under an agreement expiring in May 2011, CET leases approximately 6,900 square feet of office and wet laboratory space in Nashville, Tennessee. CET uses this space to operate the CET Life Sciences Center for product development work to be carried out in collaboration with universities, research institutions and entrepreneurs. CET has an option to lease up to 20,000 square feet at the Life Sciences Center should it need additional space. The CET Life Sciences Center provides laboratory and office space, equipment and infrastructure to early-stage life sciences companies and university spin-outs.

GOVERNMENT REGULATION

Pharmaceutical companies are subject to extensive regulation by national, state, and local agencies in countries in which they do business. The manufacture, distribution, marketing and sale of pharmaceutical products is subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with cGMP regulations. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products and we may be criminally prosecuted.

We and our manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries.

FDA Approval Process

The steps required to be taken before a new prescription drug may be marketed in the U.S. include:

➢	completion of pre-clinical laboratory and animal testing;

➢	the submission to the FDA of an investigational new drug application, or IND, which must be evaluated and found acceptable by the FDA before human clinical trials may commence;

➢	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

➢	submission and approval of a NDA.

The sponsor of the drug typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase I clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more dosages. In Phase II clinical trials, in addition to safety, the sponsor evaluates the efficacy of the product on targeted indications, and identifies possible adverse effects and safety risks in a patient population. Phase III clinical trials typically involve testing for safety and clinical efficacy in an expanded population at geographically-dispersed test sites.

The FDA requires that clinical trials be conducted in accordance with the FDA’s good clinical practices (GCP) requirements. The FDA may order the partial, temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The institutional review board (IRB), or ethics committee (outside of the U.S.), of each clinical site generally must approve the clinical trial design and patient informed consent and may also require the clinical trial at that site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

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The results of the pre-clinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, are submitted to the FDA in the form of an NDA for marketing approval. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has ten months in which to complete its initial review of a standard NDA and respond to the applicant. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months of the PDUFA goal date. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue an approval letter. The FDA may also issue an approvable letter setting forth further conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug for certain indications. According to the FDA, the median total approval time for NDAs approved during calendar year 2004 was approximately 13 months for standard applications. If the FDA’s evaluations of the NDA submission and the clinical and manufacturing procedures and facilities are not favorable, it may refuse to approve the NDA and issue a not-approvable letter.

The time and cost of completing these steps and obtaining FDA approval can vary dramatically depending on the drug. However, to complete these steps for a novel drug can take many years and cost millions of dollars.

Section 505(b)(2) New Drug Applications

As an alternate path for FDA approval of new indications or new formulations of previously-approved products, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA. Section 505(b)(2) of the FDC Act was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs which have a new dosage form, strength, route of administration, formulation or indication.

We successfully secured FDA approval of a 505(b)(2) NDA for Acetadote in January 2004. We also plan to pursue marketing approval for Amelior pursuant to the 505(b)(2) pathway.

Upon approval of a “full” or 505(b)(2) NDA, a drug may be marketed only for the FDA-approved indications in the approved dosage forms. Further clinical trials are necessary to gain approval for the use of the product for any additional indications or dosage forms. The FDA may also require post-market reporting and may require surveillance programs to monitor the side effects of the drug, which may result in withdrawal of approval after marketing begins.

Special Protocol Assessment Process

The special protocol assessment, or SPA, process generally involves FDA evaluation of a proposed Phase III clinical trial protocol and a commitment from the FDA that the design and analysis of the trial are adequate to support approval of an NDA, if the trial is performed according to the SPA and meets its endpoints. The FDA’s guidance on the SPA process indicates that SPAs are designed to evaluate individual clinical trial protocols primarily in response to specific questions posed by the sponsors. In

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practice, the sponsor of a product candidate may request an SPA for proposed Phase III trial objectives, designs, clinical endpoints and analyses. A request for an SPA is submitted in the form of a separate amendment to an IND, and the FDA’s evaluation generally will be completed within a 45-day review period under applicable PDUFA goals, provided that the trials have been the subject of discussion at an end-of-Phase II and pre-Phase III meeting with the FDA, or in other limited cases.

On June 14, 2004, we submitted a request for SPA of our Amelior Phase III clinical study. During a meeting with the FDA on September 29, 2004, the FDA confirmed that the efficacy data from our study of post-operative pain with a positive outcome will be considered sufficient to support a 505(b)(2) application for the pain indication. Final determinations by the FDA with respect to a product candidate, including as to the scope of its “labeling”, are made after a complete review of the applicable NDA and are based on the entire data in the application. Moreover, notwithstanding any SPA, FDA approval of an NDA is subject to future public health concerns unrecognized at the time of protocol assessment.

Orphan Drug Designation

The Orphan Drug Act of 1983, or Orphan Drug Act, encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the U.S. or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive orphan drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies, waiver of the FDA application fee, and a period of seven years of marketing exclusivity for the product following FDA marketing approval. Acetadote received Orphan Drug designation in October 2001 and was approved by the FDA for the intravenous treatment of moderate to severe acetaminophen overdose in January 2004. As an orphan drug, Acetadote is entitled to marketing exclusivity until January 2011 for the treatment of this approved indication. This exclusivity would not prevent a product with a different formulation from competing with Acetadote, however.

The Hatch-Waxman Act

The Hatch-Waxman Act provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. It is under this provision that we expect to receive three years marketing exclusivity for Amelior.

Other regulatory requirements

Regulations continue to apply to pharmaceutical products after FDA approval occurs. Post-marketing safety surveillance is required in order to continue to market an approved product. The FDA also may, in its discretion, require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products.

If we seek to make certain changes to an FDA-approved product, such as promoting or labeling a product for a new indication, making certain manufacturing changes or product enhancements or adding labeling claims, we will need FDA review and approval before the change can be implemented. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval

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for new indications or product enhancements and, in some cases, for manufacturing and labeling claims, is generally a time-consuming and expensive process that may require us to conduct clinical trials under the FDA’s IND regulations. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all. In addition, adverse experiences associated with use of the products must be reported to the FDA, and FDA rules govern how we can label, advertise or otherwise commercialize our products.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal health care programs.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product.

Outside of the U.S., our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with the FDA approval process described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country.

LEGAL PROCEEDINGS

Except as described below, we are not a party to litigation or other legal proceedings.

During the second quarter of 2006, our Chief Executive, a Vice President of ours, and we were named as co-defendants in Parniani v. Cardinal Health, Inc. et al., Case No. 0:06-cv-02514-PJS-JJG in the U.S. District Court in the District of Minnesota for unspecified damages based on workers’ compensation and related claims. A former employee of a third-party service provider to us filed the complaint. The service provider, which is also named as a co-defendant, has agreed to assume control of our defense at its cost pursuant to a contract between it and us. The service provider is seeking dismissal of the lawsuit against us, our Chief Executive, and our Vice President, among other co-defendants. Based upon the information available to us to date, we believe that all asserted claims against us and the individual defendants are without merit. However, if any of the claims are deemed meritorious by judicial determination, we expect to be indemnified by the service provider so that resolution of this matter is not expected to have a material adverse effect on our future financial results or financial condition.

Management

OFFICERS AND DIRECTORS

The following table sets forth the names and ages of our directors, executive officers and key managers as of June 20, 2007:

Name	Age	Position

A.J. Kazimi	49	Chairman and Chief Executive Officer
Martin E. Cearnal(1),(2)	62	Director
Dr. Robert G. Edwards	79	Director
Dr. Lawrence W. Greer(1),(2)	62	Director
Thomas R. Lawrence(1),(2)	67	Director
Jean W. Marstiller	57	Senior Vice President and Corporate Secretary
Dr. Gordon R. Bernard	55	Senior Vice President and Medical Director
Leo Pavliv	46	Vice President, Operations
J. William Hix	59	Vice President, Sales & Marketing
David L. Lowrance	39	Vice President and Chief Financial Officer
James L. Herman	52	Senior Director, National Accounts and Corporate Compliance Officer
Elizabeth C. Gerken	38	Director, Business Development
Bruce J. Kent	44	Senior Manager, District Sales
Amy D. Rock	36	Senior Manager, Regulatory Affairs

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

A.J. Kazimi, Chairman and Chief Executive Officer.  Mr. Kazimi founded our company in 1999 and has served as our Chief Executive Officer and Chairman of our Board of Directors since inception. His career includes 20 years in the biopharmaceutical industry. Prior to joining our company, he spent eleven years from 1987 to 1998 helping to build Therapeutic Antibodies Inc., a biopharmaceutical company, where as President and Chief Operating Officer he made key contributions to the company’s growth from its start-up phase through its initial public offering and product launches. Mr. Kazimi oversaw operations in three countries and was personally involved with the company’s product development strategies, licensing and distribution agreements, and the raising of more than $100 million through equity and debt financings. From 1984-1987, Mr. Kazimi worked at Brown-Forman Corporation, rising through a series of management positions and helping to launch several new products. Mr. Kazimi currently serves on the board of directors for Aegis Sciences Corporation, a federally certified forensic toxicology laboratory; the Tennessee Biotechnology Association; and Aetos Technologies Inc., a technology development company associated with Auburn University. He also serves as Chairman and Chief Executive Officer of Cumberland Emerging Technologies, Inc., or CET. He holds a B.S. from the University of Notre Dame and an M.B.A. from the Vanderbilt Owen Graduate School of Management.

Martin E. Cearnal, Director.  Mr. Cearnal has served as a member of our board of directors since 2004. He is the former President and Chief Executive Officer of Physicians World, which became the largest provider of continuing medical education during his tenure from 1985 to 2000. Physicians World was acquired by Thomson Healthcare in 2000. Mr. Cearnal served as President of Thomson Physicians World from 2000 to 2003, and Executive Vice President-Chief Strategy Officer for Thomson Medical Education from 2003 through 2005. Since 2006, he has been Executive Vice President-Chief Strategy Officer for Jobson Medical Information. Mr. Cearnal has 40 years experience in the Healthcare industry

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and has been involved with the launches of such noteworthy pharmaceutical products as Lipitor®, Actos®, Intron-A®, Straterra®, Botox® and Humira®. Mr. Cearnal spent 17 years at Revlon Healthcare in a variety of domestic and international pharmaceutical marketing roles culminating in his position as Vice President, Marketing for the International Operations. He serves the industry through leadership and participation in several organizations, including the Healthcare Marketing & Communications Council and the Alliance for Continuing Medical Education. Mr. Cearnal also serves as a member of our Audit Committee and our Compensation Committee. He has a BS degree from Southeast Missouri State University.

Dr. Robert G. Edwards, Director.  Dr. Edwards has served as a member of our board of directors since 1999. From 1991 to 1999, he was Chairman and Managing Director of the Australasian subsidiary of Therapeutic Antibodies Inc., overseeing operations in Australia, New Zealand and Southeast Asia. Dr. Edwards also served as Deputy Director of the Institute for Medical & Veterinary Science in South Australia, President of the Royal College of Pathologists of Australasia, and member of the Australian National Health & Medical Research Council. He currently serves as a director for CET, and is chairman of the CET Scientific Advisory Board. Dr. Edwards holds a Primary Degree from London University, Master of Human Physiology from London University and an M.D. from the University of Adelaide.

Dr. Lawrence W. Greer, Director.  Dr. Greer has served as a member of our board of directors since 1999. Since 2002, he has been Senior Managing Partner of Greer Capital Advisors of Birmingham, Alabama. Dr. Greer serves as investment advisor to two private equity funds and general partner for two additional private equity funds, including the S.C.O.U.T. Healthcare Fund from which we have received equity financing. Dr. Greer and his firm are established leaders in private healthcare investments in the mid-south. Previously, he served as Vice President-Investments of Dunn Investment Company, where he was responsible for management of a marketable securities portfolio plus personal management of a portfolio of 15 private equity investments. He is the former Chairman of Southern BioSystems which was acquired by DURECT Corporation in 2001. Dr. Greer has also worked as an independent consultant in healthcare administration and finance. Dr. Greer serves as the chairman of the Audit Committee of our board of directors, as a member of our Compensation Committee, and is an Audit Committee financial expert. He also served as the chairman of the Audit Committee for the Southtrust (Bank) Funds Board of Trustees for several years. Dr. Greer holds a B.S. from Tulane University, D.D.S. from Emory University and an M.B.A. from Emory University.

Thomas R. Lawrence, Director.  Mr. Lawrence has served as a member of our board of directors since 1999. Since 2003 he has been Chairman and Chief Executive Officer of Aetos Technologies Inc., a corporation formed in 2003 by Auburn University to market technological breakthroughs by its faculty. From 1998 to 2003, Mr. Lawrence advised business clients on matters of marketing and corporate governance through his firm Capital Consultants. He previously served as Co-Founder and Managing Partner of Delta Capital Partners in Memphis from 1989 to 1998. The partnership made investments in ten early-stage companies which, by 1998, were valued at more than $30 million. Prior to the formation of Delta, Mr. Lawrence founded several companies in the areas of commercial leasing and venture capital financing. He also worked for most of the 1980s as an Institutional Sales Representative and Commercial Leasing Specialist with the Investment Banking Group of Union Planters Bank in Memphis, where he was responsible for the structure and sale of over $1 billion in securities. Mr. Lawrence serves as the chairman of our Compensation Committee, as a member of our Audit Committee and as a director for CET. He holds a B.S. from Mississippi State University.

Jean W. Marstiller, Senior Vice President and Corporate Secretary.  Ms. Marstiller joined our Company in 1999. She oversees our administrative operations, human resources, site services and information systems, and became our Corporate Secretary in 2007. She has 17 years biopharmaceutical industry

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experience and was formerly Director of Administrative Operations at Therapeutic Antibodies Inc., where she worked from 1989 until 1998. In that capacity, she oversaw administrative services, information systems, and human resources. Ms. Marstiller was employed by Brown-Forman Corporation from 1982 until 1987, where she held management level positions in the areas of finance and operations. She holds a B.E. from Vanderbilt University and attended the Vanderbilt Owen Graduate School of Management.

Dr. Gordon R. Bernard, Senior Vice President and Medical Director.  Dr. Bernard has served as our medical director since 1999. Dr. Bernard is the Assistant Vice-Chancellor for Research at Vanderbilt University, and also the Melinda Owen Bass Professor of Medicine and former Chief of the Division of Allergy, Pulmonary and Critical Care Medicine at Vanderbilt. In addition, he is the Medical Director of the Vanderbilt Institutional Review Board and Chairman of Vanderbilt’s Pharmacy and Therapeutics Committee, which is responsible for approving the Vanderbilt Medical Center Formulary of approved drugs and therapeutics. Dr. Bernard also chairs the National Institutes of Health, Acute Respiratory Distress Syndrome Clinical Trials Network. He holds a B.S. from the University of Southwestern Louisiana and an M.D. from Louisiana State University.

Leo Pavliv, Vice President, Operations.  Mr. Pavliv has served as our Vice President, Operations since 2003, and is responsible for Cumberland’s overall drug development, including manufacturing and quality operations. He has 23 years of experience developing pharmaceutical and biological products. From 1997 to 2003 he worked at Cato Research, a contract research organization, most recently as Vice President of Pharmaceutical Development where he oversaw development of a wide variety of products throughout the development cycle. Prior to 1997, he held various scientific and management positions at both large pharmaceutical and smaller biopharmaceutical firms including Parke-Davis from 1984 to 1986, Agouron Pharmaceuticals from 1992 to 1997, ProCyte from 1989 to 1992, and Interferon Sciences from 1986 to 1989. He is a registered pharmacist (R.Ph.) and is regulatory affairs certified (RAC). Mr. Pavliv holds a B.S., Pharmacy, and an M.B.A. from Rutgers University.

J. William Hix, Vice President, Sales and Marketing.  Mr. Hix is responsible for all our sales and marketing efforts. He joined us in 2004 to form and manage our national sales force promoting our acute care product line to hospitals, poison control centers and physicians. He was also instrumental in the design and implementation of our field sales force which is responsible for promoting our products in the gastroenterology market. Mr. Hix brings significant industry experience to our company having spent 30 years at Novartis/CIBA-GEIGY Pharmaceutical Corporation from 1974 to 2004. There, his responsibilities ranged from field sales, sales management, sales operations, planning and promotion to marketing support and operations. He holds a B.S. from the University of Memphis and an M.B.A. from Our Lady of the Lake University.

David L. Lowrance, Vice President and Chief Financial Officer.  Mr. Lowrance is responsible for overseeing all our accounting and financial activities, including financial reporting and planning. He has been with us since 2003 and has 17 years of accounting and financial experience in both international business and manufacturing. From 1994 to 2003, he spent eight years with two global conglomerates, including four years as Senior Vice President for Icore International, a division of Smiths Group, PLC. Prior to that, Mr. Lowrance worked as a senior accountant for Ernst & Young, LLP from 1990 to 1994. He is a Certified Public Accountant, or CPA, and holds a B.B.A. from the University of Georgia.

James L. Herman, Senior Director, National Accounts and Corporate Compliance Officer.  Mr. Herman handles all national accounts sales, including wholesalers and retail chain buying offices, managed care home offices and federal government accounts. He is also charged with overseeing our corporate compliance efforts. He has been with us since 2003 and has 17 years pharmaceutical industry experience. From 1998 to 2003, he was with Solvay Pharmaceuticals and served as Director of

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Managed Care as well as Director of Trade Affairs and Customer Service. From 1990 to 1998, Mr. Herman was with Schwarz Pharma, where he held national sales leadership positions in National Accounts and Managed Care. He holds a B.S. from Indiana University and an M.B.A. from Cardinal Stritch University.

Elizabeth C. Gerken, Director, Business Development.  Ms. Gerken has served as our head of business development since 2001. She coordinates all business development activities and is actively engaged in the identification of product opportunities, the process of due diligence and the negotiation of deal terms for our agreements. Ms. Gerken has 15 years pharmaceutical industry experience. She worked at Eli Lilly and Company from 1992 to 2000 with management roles in strategic planning, brand management, sales management, and business development. She holds a B.E. from Vanderbilt University and an M.B.A. from the Vanderbilt Owen Graduate School of Management.

Bruce J. Kent, Senior Manager, District Sales.  Mr. Kent joined us in July 2006 to form and launch our field sales force. He is responsible for managing that group of sales representatives which promotes our gastroenterology product line. Mr. Kent has 19 years of pharmaceutical industry experience. Beginning his career with CIBA Pharmaceuticals in 1988, he spent 15 years with the company now known as Novartis Pharmaceuticals, where he held positions of increasing responsibility in sales, sales management, managed healthcare, business analysis, and ebusiness. Prior to joining our company, Mr. Kent was the Executive Director of Sales for Rx Sample Solutions and the head of the Northeast Regional Office from 2004 to 2006. He holds a B.S. from the Pennsylvania State University.

Amy Dix Rock, Ph.D., Senior Manager, Regulatory Affairs.  Dr. Rock joined our company in 2001 and built our Regulatory Affairs Department and infrastructure. In addition to managing all interactions between our company and the FDA, Dr. Rock oversees the preparation of pre-approval and post-approval regulatory submissions. Her additional responsibilities include involvement in protocol development and clinical trials management, overseeing our medical call center and supporting our corporate compliance initiatives. She holds a B.A. from Washington University, a PhD in Immunology from the University of Kentucky, and an M.B.A. from the Vanderbilt Owen Graduate School of Management.

ADVISORY BOARDS

In order to augment the efforts of our management and directors, we have established two key advisory boards to support our management and directors.

Pharmaceutical Advisory Board

Our Board of Pharmaceutical Advisors is comprised of eight individuals who have spent their careers in the pharmaceutical industry. These advisors help to build our company by actively contributing to many areas of our business such as strategy, business development, human resources, marketing, international activities, accounting and logistics. The members of our Board of Pharmaceutical Advisors are:

Joseph D. Williams	Former Chairman and CEO Warner Lambert Company

Joseph Carpino	Former VP, Business Development Warner Lambert Company

Jonathan Griggs	Former VP, Human Resources Warner Lambert Company

John T. Bickerton	Former VP, Finance and Accounting Warner Lambert Company

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Robert Anderson	Former Chief Marketing Officer Thomson Medical Education Former Marketing Positions at Pfizer Pharmaceutical Company, Ciba Corp., Parke-Davis Company

Timothy Meakin	Former CEO Faulding Hospital Pharmaceuticals Division of F H Faulding & Co. Limited Former President Bristol-Myers Squibb Canada Co.

Neil M. Richie, Jr.	Former Director of Logistics Parke-Davis Company

James D. Aderhold, Jr.	Former VP, Sales and Marketing Cumberland Pharmaceuticals Inc. Former Sales and Marketing Positions at Parke-Davis Company, Ciba Corp.

Medical Advisory Board

We have also established a Board of Medical Advisors to support our product development efforts. This board includes six physicians from the U.S. and international medical communities who are leaders in the fields of emergency, critical care and infectious disease medicine as well as toxicology and cardiology. These individuals meet as a group with our management to help us identify unmet medical needs and underserved patient populations in our target areas. They also help us identify and evaluate relevant product opportunities. The members of our Board of Medical Advisors are:

Dr. Art Wheeler	Associate Professor of Medicine Vanderbilt University

Dr. Ben deBoisblanc	Professor of Medicine and Physiology Louisiana State University Medical School

Dr. Corey Slovis	Professor and Chair of Emergency Medicine Vanderbilt University

Dr. Richard Dart	Director Rocky Mountain Poison and Drug Center

Dr. Robert Roberts	President and CEO University of Ottawa Heart Institute

Dr. David Warrell	Head, Nuffield Department of Clinical Medicine Professor Emeritus Tropical Medicine and Infectious Disease Oxford University

BOARD COMPOSITION

Our board of directors currently consists of five directors who are divided into three classes serving staggered three-year terms. Dr. Robert G. Edwards is a Class I director who will serve until our 2008 annual meeting of shareholders. Dr. Lawrence W. Greer and Thomas R. Lawrence are Class II directors who will serve until our 2009 annual meeting. A.J. Kazimi and Martin E. Cearnal are Class III directors who will serve until our 2010 annual meeting. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholders in the year in which their term expires. Any additional directorships resulting from an

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increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of our board of directors.

DIRECTOR INDEPENDENCE

In December 2006 and in February 2007, our board of directors undertook reviews of the independence of the directors and considered whether any director had a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Dr. Lawrence W. Greer and Martin E. Cearnal are “independent” as defined under applicable National Association of Securities Dealers Automated Quotation System, or NASDAQ, rules and SEC rules and regulations. We expect that a majority of our board will be independent within a year following this offering as required by the Sarbanes-Oxley Act of 2002, SEC rules and regulations and NASDAQ rules.

BOARD COMMITTEES

The standing committees of our board consist of an audit committee and a compensation committee. Both committees will have three members following this offering, two of whom will be independent. We expect that all directors on our audit and compensation committees will be independent within a year following this offering.

Audit committee

The members of our audit committee are Dr. Lawrence W. Greer, Martin E. Cearnal and Thomas R. Lawrence. The Chair of the audit committee is Dr. Greer, who has been affirmatively determined by our board of directors to be independent in accordance with applicable rules. In addition, the board of directors has determined that Dr. Greer is an “audit committee financial expert,” as such term is described in Item 407 of Regulation S-K.

The primary function of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities by reviewing the financial reports and certain financial information provided by us to any governmental body or the public, reviewing our systems of internal controls regarding finance, accounting, legal compliance and ethics that we have established and overseeing our auditing, accounting and financial reporting processes generally. Consistent with this function, we expect the audit committee to encourage continuous improvement of, and to foster adherence to, our policies, procedures and practices at all levels, to be responsible for managing the relationship with our independent registered public accountants, and to provide a forum for discussion with the independent registered public accountants and our board.

Some of the audit committee’s responsibilities include:

➢	appointing, determining the compensation for and overseeing our relationship with our independent registered public accountants;

➢	overseeing, reviewing and evaluating our financial statements, the audits of our financial statements, our accounting and financial reporting processes, the integrity of our financial statements, our disclosure controls and procedures and our internal audit functions;

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➢	reviewing and approving the services provided by our independent registered public accountants, including the scope and results of their audits and pre-approving permissible non-audit services to be performed by them;

➢	resolving disagreements between management and our independent registered public accountants;

➢	overseeing our compliance with legal and regulatory requirements and compliance with ethical standards adopted by us;

➢	establishing and maintaining whistleblower procedures; and

➢	evaluating periodically our Standards of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers and Procedures for Complaints and Concerns Regarding Accounting, Internal Accounting Controls and Auditing Matters.

Compensation committee

The members of our compensation committee are Dr. Lawrence W. Greer, Martin E. Cearnal, and Thomas R. Lawrence. The Chair of the compensation committee is Thomas R. Lawrence. The responsibilities of the compensation committee include:

➢	reviewing and recommending to the board of directors the compensation and benefits of all of our executive officers and directors;

➢	evaluating the performance of the principal executive officer;

➢	administering our equity incentive plans;

➢	establishing and reviewing general policies relating to compensation and benefits of our employees;

➢	reviewing and evaluating the compensation discussion and analysis prepared by management; and

➢	preparing an executive compensation report for publication in our annual proxy statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Thomas R. Lawrence, the Chair of our compensation committee, is the Chairman of Aetos Technologies, Inc., a corporation formed in 2003 by Auburn University to market technological breakthroughs by its faculty. Mr. Kazimi, our Chairman and Chief Executive Officer, serves on the board of directors of Aetos Technologies. Other than this relationship, none of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or compensation committee.

CODES OF CONDUCT AND CORPORATE GOVERNANCE

We are currently in the process of developing a Corporate Compliance Program. Within this program, we plan to maintain internal processes and review procedures that ensure our business activities are conducted in compliance with applicable federal and state laws, statutes, regulations or program requirements, including guidance documents drafted specifically by governing entities for the healthcare and pharmaceutical industries, consistent with advancing, preserving and protecting public health.

To help ensure compliance, we plan to conduct regular, periodic compliance audits by internal and external auditors and compliance staff, who have expertise in federal and state healthcare laws and regulations.

Our codes of conduct consist of a Standards of Business Conduct and Ethics, a Code of Ethics for Senior Financial Officers, an Insider Information, Trading or Dealing and Stock Tipping Policy and Procedures for Complaints and Concerns Regarding Accounting, Internal Accounting Controls, and Auditing Matters. As part of our corporate compliance program, in 2006 we established a compliance

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hotline to enable employees, directors and other representatives to report compliance violations, including violations of our codes of conduct.

Standards of Business Conduct and Ethics

Our board of directors has adopted a Standards of Business Conduct and Ethics which establish the standards of ethical conduct applicable to all of our directors, officers, employees, key advisors, consultants and contract organizations. The code of ethics addresses, among other things, compliance with laws and regulations, business practices, conflicts of interest, employment policies and reporting procedures. Suspected violations of this code may be reported on a confidential, anonymous basis through the compliance hotline. The audit committee oversees this process, tracks the complaints and resolutions and reports the significant results to the full board of directors. The code is distributed to all employees and directors. All employees and directors must sign, date and return a certification stating that they received, understand and will comply with the code.

Code of Ethics for Senior Financial Officers

In 2006, we adopted a Code of Ethics for Senior Financial Officers. The code is designed to deter wrongdoing and to promote honest and ethical conduct, full and accurate disclosure in periodic reports, and compliance with laws and regulations by our senior management who has financial responsibility. We expect that any suspected violations of this code will be reported to the audit committee. Any waiver of this code may only be authorized by our audit committee and will be disclosed as required by applicable law.

Insider Information, Trading or Dealing and Stock Tipping Policy

We are committed to fair trading for publicly traded securities and have established standards of conduct for directors, employees and others who obtain material or price-sensitive, non-public information through their work with us. The policy is distributed to all employees. Non-compliance with the policy may be submitted on a confidential, anonymous basis through the compliance hotline.

Procedures for Complaints and Concerns Regarding Accounting, Internal
Accounting Controls, and Auditing Matters

In 2006, we established Procedures for Complaints and Concerns Regarding Accounting, Internal Accounting Controls and Auditing Matters to encourage any person who has a reasonable basis for a complaint or concern regarding our financial statement disclosures, accounting matters, internal accounting controls or auditing matters to promptly submit a complaint or concern. Complaints may be submitted on a confidential, anonymous basis through the compliance hotline. The audit committee oversees this process, immediately reviews the complaints and oversees all necessary investigations. The audit committee tracks the complaints and resolutions and reports the significant results to the full board of directors.

Compensation

COMPENSATION DISCUSSION AND ANALYSIS

We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, long-term equity incentive compensation plan and broad-based benefits programs.

We place significant emphasis on performance-based incentive compensation programs. This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer, and the other three most highly-compensated executive officers or the named executive officers.

The objectives of our executive compensation program

Our compensation committee is responsible for establishing and administering the policies governing the compensation for our executive officers. Our executive officers are appointed by our board of directors.

Our executive compensation programs are designed to achieve the following objectives:

➢	attract and retain talented and experienced executives;

➢	motivate and reward executives whose knowledge, skills and performance are critical to our success;

➢	align the interests of our executive officers and shareholders by motivating executive officers to increase shareholder value and rewarding executive officers when shareholder value increases;

➢	provide a competitive compensation package in which total compensation is primarily determined by company and individual results and the creation of shareholder value;

➢	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

➢	compensate our executives to manage our business to meet our long-range objectives.

The compensation committee meets outside the presence of all of our executive officers, including the named executive officers, to consider appropriate compensation for our CEO. For all other named executive officers, the committee meets outside the presence of all executive officers except our CEO. Mr. Kazimi annually reviews each other named executive officer’s performance with the committee and makes recommendations to the compensation committee with respect to the appropriate base salary and the grants of long-term equity incentive awards for all executive officers. Based in part on these recommendations from our CEO, the compensation committee approves the annual compensation package of our executive officers other than our CEO. The compensation committee also annually analyzes Mr. Kazimi’s performance and determines his base salary and grants of long-term equity incentive awards based on its assessment of his performance.

When making decisions on setting base salary and initial grants of long-term equity incentive awards for new executive officers, the compensation committee considers the importance of the position to us, the past salary history of the executive officer and the contributions to be made by the executive officer to us.

We use the following principles to guide our decisions regarding executive compensation:

➢	provide compensation opportunities targeted at market median levels;

➢	require performance goals to be achieved or common stock price to increase in order for the majority of the target pay levels to be earned;

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➢	offer a comprehensive benefits package to all full-time employees; and

➢	provide fair and equitable compensation.

Our executive compensation programs

Overall, our executive compensation programs are designed to be consistent with the objectives and principles set forth above. The basic elements of our executive compensation programs are base salary, long-term equity incentive plan awards, retirement savings opportunities and health and welfare benefits. Each of these elements is summarized below.

Base salary

Annually we review salary ranges and individual salaries for our executive officers. We establish the base salary for each executive officer based on consideration of median pay levels in the market and internal factors, such as the individual’s performance and experience, and the pay of others on the executive team.

The base salaries paid to our named executive officers are set forth below in the Summary Compensation Table. For the fiscal year ended December 31, 2006, base cash compensation to our named executive officers was approximately $1,079,090, with our CEO receiving approximately $293,130 of that amount. We believe that the base salary paid to our executive officers during 2006 achieves our executive compensation objectives, compares favorably to market pay levels and is within our target of providing a base salary at the market median.

In 2007, adjustments to our executive officers’ total compensation were made based on an analysis of current market pay levels of peer companies and in published surveys. In addition to the market pay levels, factors taken into account in making any changes for 2007 included the contributions made by the executive officer, the performance of the executive officer, the role and responsibilities of the executive officer and the relationship of the executive officer’s base pay to the base salary of our other executives.

Long-term equity incentive compensation

We award long-term equity incentive grants to executive officers, including the named executive officers, as part of our total compensation package. These awards are consistent with our pay for performance principles and align the interests of the executive officers to the interests of our shareholders. The compensation committee reviews and recommends to the board of directors the amount of each award to be granted to each named executive officer and the board of directors approves each award. Long-term equity incentive awards to our executives were made pursuant to our 1999 Stock Option Plan, or the 1999 Plan, until April 2007, and thereafter, pursuant to our Long-Term Incentive Compensation Plan.

1999 Stock Option Plan

Our 1999 Plan provides for the grant of incentive stock options and nonqualified stock options. Grants can be made under the 1999 Plan to any of our employees, directors and consultants. The 1999 Plan is administered by a committee designated by our board of directors. The committee, in its sole discretion, granted options under the 1999 Plan to certain persons rendering services to us. Except as otherwise determined by the committee and stated in the applicable option agreement, the exercise price per share of each option granted under the 1999 Plan will be the fair market value per share, as defined in the 1999 Plan. In general, the fair market value per share is determined by our board of directors.

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An option may generally be exercised until the tenth anniversary of the date that we granted the option. Option holders who exercise their options may pay for their shares in cash, check or such other consideration as is deemed acceptable by us.

As of                    , there were outstanding options to purchase a total of           shares of common stock pursuant to the 1999 Plan. The exercise price per share under such options ranges from $   to $     .

Under the 1999 Plan, all executive officers were granted incentive option agreements for common stock at exercise prices equal to fair market value at time of issuance, except Mr. Kazimi’s, whose exercise price is 110% of fair market value at time of issuance. Each option agreement has a term of ten years, except for Mr. Kazimi’s option agreements, which have five-year terms. All agreements have defined vesting schedules.

Long-Term Incentive Compensation Plan

The purposes of the Long-Term Incentive Compensation Plan are:

➢	to encourage our employees and consultants to acquire stock and other equity-based interests; and

➢	to replace the 1999 Plan without impairing the vesting or exercise of any option granted thereunder.

The Long-Term Incentive Compensation Plan authorizes the issuance of each of the following incentives:

➢	incentive stock options (options that meet Internal Revenue Service requirements for special tax treatment);

➢	non-statutory stock options (all stock options other than Incentive Stock Options);

➢	stock appreciation rights (right to receive any excess in fair market values of shares over a specified exercise price);

➢	restricted stock (shares subject to transfer and forfeiture limitations); and

➢	performance shares (contingent awards comprised of stock and/or cash and paid only if specified performance goals are met).

The compensation committee administers the Long-Term Incentive Compensation Plan. The compensation committee is authorized to select participants, determine the type and number of awards to be granted, determine and later amend, subject to certain limitations, the terms of any award, interpret and specify the rules and regulations relating to the Long-Term Incentive Compensation Plan and make all other necessary determinations.

Employees and consultants other than non-employee directors are eligible to participate. We may cancel unvested or unpaid incentives for terminated employees and consultants to the extent permitted by law.

Upon the occurrence of a change of control event, as defined in the Long-Term Incentive Compensation Plan, all outstanding options will automatically become exercisable in full, and restrictions and conditions for other issued incentives will generally be deemed terminated or satisfied. In addition, our board of directors may amend or terminate the Long-Term Incentive Compensation Plan, subject to shareholder approval, to comply with tax or regulatory requirements.

Retirement savings opportunity

Effective January 1, 2006, we established a 401(k) plan covering all employees meeting certain minimum service and age requirements. The plan allows all qualifying employees to contribute the

Compensation

maximum tax-deferred contribution allowed by the Internal Revenue Code. The non-Highly Compensated Employees, or non-HCEs, do not have a minimum or maximum percentage limit that they can defer. The HCEs, however, are limited to what they can defer based on prior year’s testing. Hardship distributions are permitted under well-defined circumstances. We do not currently match employee contributions nor provide profit sharing at this time; however, the plan is designed so that matching or profit sharing can be arranged at any time.

Health and welfare benefits

All full-time employees, including our named executive officers, may participate in our health and welfare benefits programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Employment agreements, severance benefits and change in control provisions

We have entered into employment agreements in 2007 with A.J. Kazimi, our Chairman and CEO; Jean W. Marstiller, our Senior Vice President, Administrative Services and Corporate Secretary; Leo Pavliv, our Vice President, Operations; J. William Hix, our Vice President, Sales and Marketing; and David L. Lowrance, our Vice President and CFO. The following is a summary of the material provisions of those employment agreements.

The employment agreements provide for an annual base salary of $303,390 for Mr. Kazimi, $170,000 for Ms. Marstiller, $211,000 for Mr. Pavliv, $180,000 for Mr. Hix, and $158,400 for Mr. Lowrance. In addition, the employment agreements provide that the individuals may be eligible for any bonus program which has been approved by our board of directors. Any such bonus is discretionary and will be subject to the terms of the bonus program, the terms of which may be modified from year-to-year in the sole discretion of our board of directors. During the period of employment under these agreements, each of our executives will be entitled to additional benefits, including eligibility to participate in any company-wide employee benefits programs approved by our board of directors and reimbursement of reasonable expenses.

Each executive’s employment is at-will and may be terminated by us at any time, with or without notice and with or without cause. Similarly, each executive may terminate his or her employment with us at any time, with or without notice. The employment agreements do not provide for any severance payments in the event the employment is terminated for cause nor any severance benefits in the event the employment is terminated as a result of his or her death or permanent disability.

The employment agreements also include non-competition, non-solicitation and nondisclosure covenants on the part of the executives. During the term of each executive’s employment with us and for one year after the executive ceases to be employed by us, the employment agreements provide that he or she may not compete with our business in any manner, unless the executive discloses all facts to our board of directors and receives a release allowing him or her to engage in a specific activity. Pursuant to the employment agreements, the executives also agree for a period of one year after the executive ceases to be employed by us, he or she will not solicit business related to the development or sales of pharmaceuticals products from any entity, organization or person which is contracted with us, which has been doing business with us, or a firm which the executive knew we were going to solicit business from at the time the executive ceased to be employed. Also, the executives may not solicit our employees. The employment agreements also impose obligations regarding confidential information and state that any discoveries or improvements that are conceived, developed or otherwise made by the executives, or with others, are deemed our sole property. The employment agreements do not contain any termination or change in control provisions.

Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth information, for the fiscal year ended December 31, 2006, regarding the aggregate compensation we paid to our named executive officers:

						Change in
						Pension
						Value and
						Nonqualified
						Deferred
				Stock	Option	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Earnings	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)

A.J. Kazimi	2006	293,130	96,255	—	20,825	—	—	410,210
Chairman and CEO
James D. Aderhold	2006	194,000	40,000	—	17,940	—	—	251,940
former V.P., Sales & Marketing
Leo Pavliv	2006	192,500	42,000	—	—	—	—	234,500
V.P., Operations
J. William Hix	2006	137,800	25,000	—	—	—	—	162,800
V.P., Sales & Marketing
Jean W. Marstiller	2006	135,160	40,000	—	15,180	—	—	190,340
Senior V.P. and Corporate Secretary
David L. Lowrance	2006	126,500	28,500	—	—	—	—	155,000
V.P. and CFO

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth information regarding grants of compensatory awards we paid to our named executive officers during the fiscal year ended December 31, 2006:

		All Other	All Other
		Stock	Option
		Awards:	Awards:
		Number of	Number of	Exercise or	Grant Date
		Shares of	Securities	Base Price	Fair Value
		Stock or	Underlying	of Option	of Stock
		Units	Options	Awards	and Option
Name	Grant Date	(#)	(#)	($/Sh)	Awards

A.J. Kazimi	6/30/06	—	10,000	19.80	8.33
James D. Aderhold	6/30/06	—	6,500	18.00	11.04
Leo Pavliv	—	—	—	—	—
J. William Hix	—	—	—	—	—
Jean W. Marstiller	6/30/06	—	5,500	18.00	11.04
David L. Lowrance	—	—	—	—	—

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table was paid or awarded, are described above under, “Compensation Discussion and Analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth above under “Compensation Discussion and Analysis—Employment Agreements, Severance Benefits and Change in Control Provisions.”

Compensation

OUTSTANDING EQUITY AWARDS TABLE

The following table sets forth information regarding unvested stock and unexercised option awards held by our named executive officers as of December 31, 2006:

						Stock Awards
									Equity
									Incentive
								Equity	Plan
								Incentive	Awards:
								Plan	Market or
	Option Awards							Awards:	Payout
			Equity					Number of	Value of
			Incentive				Market	Unearned	Unearned
			Plan			Number	Value of	Shares,	Shares,
			Awards:			of Shares	Shares or	Units or	Units or
	Number of	Number of	Number of			or Units	Units of	Other	Other
	Securities	Securities	Securities			of Stock	Stock	Rights	Rights
	Underlying	Underlying	Underlying			That	That	That	That
	Unexercised	Unexercised	Unexercised	Option	Option	Have	Have	Have	Have
	Options(#)	Options(#)	Unearned	Exercise	Expiration	Not	Not	Not	Not
Name	Exercisable	Unexercisable	Options(#)	Price($)	Date	Vested(#)	Vested($)	Vested(#)	Vested($)

A.J. Kazimi(1)	292,500	—	—	0.22	01/23/09	—	—	—	—
	2,048,545	—		1.10	09/15/09
	3,465	—		3.25	12/18/11
	6,154	—		3.58	01/04/07
	3,000	—		7.70	01/31/08
	1,700	—		13.20	04/01/09
	15,900	10,600		13.20	01/15/10
	2,500	7,500		19.80	06/30/11
James D. Aderhold(2)	5,000	—	—	1.00	12/27/09	—	—	—	—
	186,300	—		3.25	01/08/11
	4,505	—		3.25	12/18/11
	9,650	—		3.25	01/04/12
	1,400	—		7.00	01/31/13
	525	—		12.00	04/01/14
	6,000	4,000		12.00	01/15/15
	1,625	4,875		18.00	06/30/16
Leo Pavliv(3)	2,500	—	—	1.00	12/27/09	—	—	—	—
	9,000	—		1.85	05/15/10
	1,500	—		3.25	09/30/11
	80,000	—		7.00	04/14/13
	—	20,000		12.00	01/15/15
J. William Hix(4)	29,000	—	—	12.00	05/03/14	—	—	—	—
Jean W. Marstiller(5)	72,840	—	—	0.20	01/23/09	—	—	—	—
	140,000	—		1.00	09/15/09
	4,615	—		3.25	01/04/12
	200	—		7.00	01/31/13
	5,000	—		12.00	04/01/14
	4,500	3,000		12.00	01/15/15
	1,375	4,125		18.00	06/30/16
David L. Lowrance(6)	45,000	—	—	7.00	01/30/13	—	—	—	—
	2,000	—		12.00	04/01/14
	—	12,500		12.00	01/15/15

Compensation

(1)	A.J. Kazimi:
292,500 Options granted on January 23, 1999; vested immediately.
2,048,545 Option granted on September 15, 1999; vested 20% equally each December 31 over 5 year period 1999-2003.
3,465 Options granted on December 18, 2001; vested immediately.
6,154 Options granted on January 4, 2002; vested immediately.
3,000 Options granted on January 31, 2003; vested December 31, 2003.
1,700 Options granted on April 1, 2004; vested immediately.
26,500 Options granted on January 15, 2005; 5,300 options or 20% vested immediately; 20% more vested each December 31, 2005 and 2006; the remaining options will vest equally each December 31, 2007 and 2008.
10,000 Options granted on June 30, 2006; 25% vested on December 31, 2006; the remainder of options vest 25% equally each December 31, 2007, 2008, 2009.

(2)	James D. Aderhold:
5,000 Options granted on December 27, 1999; vested on December 31, 2000.
186,300 Options granted on January 8, 2001; 36,300 vested immediately; 50,000 options vested each December 31, 2001, 2002, 2003.
4,505 Options granted on December 18, 2001; vested immediately.
9,650 Options granted on January 4, 2002; vested immediately.
1,400 Options granted on January 31, 2003; vested immediately.
525 Options granted on April 1, 2004; vested immediately.
10,000 Options granted on January 15, 2005; 2,000 options vested immediately; 2,000 options vested each December 31, 2005 and 2006; 2,000 options will vest each December 31, 2007 and 2008.
6,500 Options granted on June 30, 2006; 25% or 1,625 options vested on December 31, 2006. The remaining options vest 1,625 each December 31, 2007, 2008 and 2009.

(3)	Leo Pavliv:
2,500 Options granted on December 27, 1999; vested immediately.
9,000 Options granted on May 15, 2000; vested immediately.
1,500 Options granted on September 30, 2001; vested immediately.
80,000 Options granted on April 14, 2003; 25% vested each December 31 over the 4 year period 2003-2006.
20,000 Options granted on January 15, 2005; all options will vest on December 31, 2009.

(4)	J. William Hix: 29,000 Options granted on May 3, 2004; 5,000 vested immediately; 8,000 options vested each December 31 2004, 2005, 2006.

(5)	Jean W. Marstiller:
72,840 Options granted on January 23, 1999; vested immediately.
140,000 Options granted on September 15, 1999; 25,000 vested immediately; 23,000 vested each December 31, 1999-2003.
4,615 Options granted on January 4, 2002; vested immediately.
200 Options granted on January 31, 2003; vested immediately.
5,000 Options granted on April 1, 2004; vested immediately.
7,500 Options granted on January 15, 2005; 1,500 vested immediately; 1,500 vested each December 31, 2005 and 2006; 1,500 will vest each December 31, 2007 and 2008.
5,500 Options granted on June 30, 2006; 1,375 vested December 31, 2006; 1,375 will vest each December 31, 2007, 2008, 2009.

(6)	David L. Lowrance:
45,000 Options granted on January 30, 2003; 5,000 vested immediately; 10,000 options vested each December 31, 2003-2006.
2,000 Options granted on April 1, 2004; vested immediately.
12,500 Options granted on January 15, 2005; all options will vest on December 31, 2009.

Compensation

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding the exercise and vesting of stock and option awards held by our named executive officers during the fiscal year ended December 31, 2006:

	Option Awards		Stock Awards
	Number of		Number of
	Shares Acquired	Value Realized	Shares Acquired	Value Realized
Name	on Exercise(#)	on Exercise($)	on Vesting(#)	on Vesting($)

A.J. Kazimi	6,154	113,357	—	—
James D. Aderhold	5,000	105,000	—	—
Leo Pavliv	—	—	—	—
J. William Hix	—	—	—	—
Jean W. Marstiller	7,830	139,374	—	—
David L. Lowrance	—	—	—	—

PENSION BENEFITS TABLE

We do not have any plan that provides for payments or other benefits at, following, or in connection with retirement.

NONQUALIFIED DEFERRED COMPENSATION TABLE

We do not have any plan that provides for the deferral of compensation on a basis that is not tax qualified.

DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding the aggregate compensation we paid to the members of our board of directors during the fiscal year ended December 31, 2006:

					Change in
					Pension
	Fees				Value and
	Earned			Non-Equity	Nonqualified
	or Paid	Stock	Option	Incentive Plan	Deferred	All Other
	in Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)	($)	($)	($)	Earnings	($)	($)

Martin E. Cearnal(1)	2,500	24,000	—	—	—	—	26,500
Dr. Robert G. Edwards(2)	26,500	24,000	—	—	—	128,420	178,920
Dr. Lawrence W. Greer(3)	26,500	69,000	—	—	—	—	95,500
Thomas R. Lawrence(4)	26,500	54,000	—	—	—	16,500	97,000

(1)	For service as a director in 2006, Mr. Cearnal received fees equal to $26,500, paid as follows: $2,500 cash, and shares of our common stock valued at $24,000. These amounts exclude options to purchase 2,000 shares of our common stock that vested in 2006.

(2)	For service as a director in 2006, Dr. Edwards received fees equal to $50,500, paid as follows: $26,500 cash, and shares of our common stock valued at $24,000. For consulting services provided in 2006 Dr. Edwards received other compensation of $128,420, paid as follows: $20,420 cash, and shares of our common stock valued at $108,000.

(3)	For service as a director in 2006, Dr. Greer received fees equal to $50,500, paid as follows: $26,500 cash, and shares of our common stock valued at $24,000. In addition, for service as chairman of the Audit Committee of the board of directors, Dr. Greer received a fee equal to $45,000 paid in shares of our common stock valued at $45,000.

(4)	For service as a director in 2006, Mr. Lawrence received fees equal to $50,500, paid as follows: $26,500 cash, and shares of our common stock valued at $24,000. In addition, for service as chairman of the Compensation Committee of the board of directors, Mr. Lawrence received a fee of $30,000 cash. For consulting services provided in 2006, Mr. Lawrence received other compensation of $16,500, paid entirely in cash.

Compensation

Director compensation

Compensation to each outside director for service on the board of directors including board committee responsibilities for 2007 will consist of a total fee in the amount of $75,500. All fees will be paid in a combination of cash and equity, as we and each director shall agree. Cash fees will include $2,500 paid in the first quarter of 2007 and the remainder accrued and paid on either a monthly or quarterly basis. Directors will not receive separate compensation for attendance at board meetings, board committee meetings or other company related activities. In addition, outside directors will be reimbursed for all reasonable and necessary business expenses incurred in the performance of their service on the board of directors.

As part of their director compensation for 2007, Martin E. Cearnal and Dr. Lawrence W. Greer have elected to take equity. Martin E. Cearnal will be granted 3,318 shares of common stock and Dr. Lawrence W. Greer will be granted 2,200 shares of common stock.

Long-term equity incentive awards to our directors were made pursuant to the 1999 Plan until April 2007, and thereafter, pursuant to the 2007 Directors’ Compensation Plan, or the Directors’ Plan.

The purposes of the Directors’ Plan are:

➢	to strengthen our ability to attract, motivate, and retain qualified independent directors; and

➢	to replace the 1999 Plan without impairing the vesting or exercise of any option granted to any director thereunder.

The Directors’ Plan authorizes the issuance to non-employee directors of each of the following types of awards:

➢	options (all options to be issued under the Directors’ Plan will not meet IRS requirements for special tax treatment and therefore are non-qualified options);

➢	restricted stock grants (shares subject to various restrictions and conditions as determined by our compensation committee); and

➢	stock grants (award of shares or our common stock with full and unrestricted ownership rights).

The compensation committee of our board of directors will administer the Directors’ Plan, if it is adopted. In the event of a change of control of our company (as defined in the Directors’ Plan), all outstanding options would automatically become exercisable in full, and restrictions and conditions for other issued awards shall generally be deemed terminated or satisfied. Our board of directors may amend or terminate the Directors’ Plan, subject to shareholder approval if necessary, to comply with tax or regulatory requirements.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

Our charter and bylaws provide for indemnification of our directors to the fullest extent permitted by the Tennessee Business Corporation Act, as amended from time to time. Our directors shall not be liable to us or our shareholders for monetary damages for breach of their fiduciary duty of care. The Tennessee Business Corporation Act provides that a Tennessee corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any proceeding, whether criminal or civil, administrative or investigative if, in connection with the matter in issue, the individual’s conduct was in good faith, and the individual reasonably believed: in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interest; and in all other cases, that the individual’s behavior was at least not opposed to its best interest; and in the case of a criminal

Compensation

proceeding, the individual had no reason to believe the individual’s conduct was unlawful. In addition, we have entered into indemnification agreements with our directors. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of our shareholders to collect monetary damages from directors. We believe that these contractual agreements and the provisions in our charter and bylaws are necessary to attract and retain qualified persons as directors.

DIRECTORS AND OFFICERS INSURANCE

We maintain a directors’ and officers’ insurance policy that provides coverage to our directors and officers relating to certain potential liabilities. The directors’ and officers’ insurance policy, provided by The Hartford with a coverage amount of up to $3,000,000, covers “wrongful act” or “securities” claims.

Certain relationships and related party transactions

Other than compensation agreements and other arrangements which are described in “Compensation” and the transactions described below, since January 1, 2004, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related party, including any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate families had or will have a direct or indirect material interest.

All of the transactions set forth below were approved by a majority of the board of directors, including a majority of any independent and disinterested members of the board of directors. We believe that all of the transactions set forth below had terms no less favorable to us than we could have obtained from unaffiliated third parties. In connection with this offering, we have adopted a written policy which requires all future transactions between us and any related persons (as defined in Item 404 of Regulation S-K) be approved in advance by our audit committee.

In September 2003, we borrowed $1,000,000 from S.C.O.U.T. in the form of a convertible promissory note with a maturity date of September 2004. The President and majority shareholder of the general partner of S.C.O.U.T., Dr. Lawrence W. Greer, serves on our board of directors. Pursuant to the terms of the note, on its maturity date, S.C.O.U.T. converted the principal value of the note plus all interest accrued at a fixed rate of ten percent per annum into 91,667 shares of our common stock at a price of $12.00 per share.

In April 2004, S.C.O.U.T. purchased 43,000 shares of our common stock at a price of $12.00 per share and a five-year warrant to purchase 20,000 of our common stock at an exercise price of $12.00 per share.

Board members were granted a total of 12,409, 23,120 and 15,600 shares of common stock in 2006, 2005 and 2004, respectively, for services rendered as directors and consultants. The amounts recorded for such services were $249,000, $277,000, and $187,000 in 2006, 2005 and 2004, respectively. Additionally, two board members received a total of 11,000 options with an exercise price of $18.00 per share in 2005 and 16,780 options with an exercise price of $12.00 per share in 2004. No options were issued to board members in 2006.

In connection with this offering, we have adopted a written policy, the Policy and Procedures with Respect to Related Person Transactions. Our board of directors has determined that our audit committee is best suited to review and approve all future related person transactions. The Policy and Procedures with Respect to Related Person Transactions covers a transaction, arrangement, or relationship in which we or any of our subsidiaries is or will be a participant and the amount involved exceeds $120,000 per year, and in which any related person has or will have a direct or indirect interest. The Policy and Procedures with Respect to Related Person Transactions defines a related person as:

➢	any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of ours or a nominee to become a director of ours;

➢	any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;

➢	any immediate family member of any of the foregoing persons; and

➢	any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

No member of our audit committee shall review or approve a related person transaction in which he or an immediate family member of his is the related person. The audit committee shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of us and our shareholders.

Principal shareholders

The following table sets forth information known to us with respect to beneficial ownership of shares of our common stock as of May 31, 2007 by (i) each of our directors, (ii) each of our named executive officers; (iii) all of our directors and executive officers as a group; and (iv) each person or group of affiliated persons known to us to be the beneficial owner of 5% or more of our outstanding common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of May 31, 2007 are deemed outstanding and are included in the number of shares beneficially owned, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

As of May 31, 2007, there were 230 holders of record of our common stock and 42 holders of record of preferred stock, which will automatically be converted into common stock at the completion of this offering. For purposes of calculating amounts beneficially owned by a shareholder before the offering, the number of shares deemed issued and outstanding was 5,044,630 shares of common stock as of May 31, 2007. The percentage of beneficial ownership after this offering is based on           shares of common stock. For purposes of calculating the percentage beneficially owned after the offering, the number of shares deemed outstanding includes all shares deemed to be outstanding before the offering, all shares into which our outstanding shares of preferred stock will be converted as a result of the offering and all shares being sold in the offering.

Unless otherwise indicated, the address for each person listed is c/o Cumberland Pharmaceuticals Inc., 2525 West End Ave., Suite 950, Nashville, Tennessee 37203.

Principal shareholders

	Number of	Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before	After
Executive officers and directors	Owned	Offering	Offering

A.J. Kazimi(1)	3,647,317	49.92%
Thomas R. Lawrence(2)	122,288	2.47%
Robert G. Edwards(3)	220,473	4.37%
Lawrence W. Greer(4)	408,090	8.15%
Martin E. Cearnal(5)	61,801	1.25%
James D. Aderhold, Jr.(6)	223,809	4.34%
Leo Pavliv(7)	93,000	1.85%
Jean W. Marstiller(8)	317,273	6.14%
Gordon R. Bernard(9)	56,592	1.15%
David L. Lowrance(10)	47,000	*
J. William Hix(11)	29,000	*
Directors and executive officers as a group (11 persons)	4,878,459

5% Shareholders
Douglas J. Marchant(12)	350,000	7.09%
Mr. and Mrs. J. Kenneth Hazen(13)(14)	300,000	6.07%
S.C.O.U.T. Healthcare Fund, L.P.(15)(16)	348,184	7.05%

*	Less than 1.0% of the outstanding common stock.

(1)	Includes 2,367,610 shares that Mr. Kazimi has the right to acquire upon the exercise of outstanding stock options.

(2)	Includes 19,233 shares Mr. Lawrence has the right to acquire upon exercise of outstanding stock options.

(3)	Includes 107,904 shares Dr. Edwards has the right to acquire upon exercise of outstanding stock options.

(4)	Includes (i) 306,624 shares owned of record by S.C.O.U.T., a limited partnership with respect to which Dr. Greer is the President and majority Shareholder of the general partner, (ii) 21,560 shares S.C.O.U.T. has the right to acquire upon exercise of outstanding stock options, (iii) 20,000 shares S.C.O.U.T. has the right to acquire immediately from us pursuant to a warrant, and (iv) 26,000 shares Dr. Greer has the right to acquire immediately upon exercise of outstanding stock options.

(5)	Includes (i) 11,700 shares Mr. Cearnal has the right to acquire upon exercise of outstanding stock options and (ii) 7,700 shares Mr. Cearnal will receive upon conversion of his preferred stock.

(6)	Includes 215,005 shares Mr. Aderhold has the right to acquire upon exercise of outstanding stock options.

(7)	Includes 93,000 shares Mr. Pavliv has the right to acquire upon exercise of outstanding stock options.

(8)	Includes 228,530 shares Ms. Marstiller has the right to acquire upon exercise of outstanding stock options.

(9)	Includes 2,308 shares Dr. Bernard has the right to acquire upon exercise of outstanding stock options.

(10)	Includes 47,000 shares Mr. Lowrance has the right to acquire upon exercise of outstanding stock options.

(11)	Includes 29,000 shares Mr. Hix has the right to acquire upon exercise of outstanding stock options.

(12)	The address for Mr. Marchant is 60 Germantown Court, Suite 220, Cordova, Tennessee, 38018.

(13)	The address for Mr. and Mrs. J. Kenneth Hazen is 260 St. Andrews Fairway, Memphis, Tennessee, 38111.

(14)	The number of shares reflected above as beneficially held by Mr. and Mrs. J. Kenneth Hazen are held jointly.

(15)	Includes (i) 21,560 shares S.C.O.U.T. has the right to acquire upon exercise of outstanding stock options, and (ii) 20,000 shares S.C.O.U.T. has the right to acquire immediately from us pursuant to a warrant.

(16)	The address for S.C.O.U.T. is 2200 Woodcrest Place, Suite 309, Birmingham, Alabama, 35209.

Description of capital stock

GENERAL

Our authorized capital stock consists of one hundred million shares of common stock, no par value, three million shares of Series A preferred stock, no par value, and twenty million shares of undesignated preferred stock, no par value.

COMMON STOCK

As of               ,        shares of common stock were issued and outstanding (which does not include        shares of common stock issuable upon exercise of outstanding stock options issued pursuant to our 1999 Plan or other options or warrants to purchase common stock, and which does not include        shares of common stock issuable upon conversion of all outstanding shares of our preferred stock). We plan to issue additional stock options to our directors, employees and consultants, and we may issue shares of common stock to sellers of rights to certain pharmaceutical products. Giving effect to the sale of           shares offered hereby and the conversion of all outstanding shares of our preferred stock, there would be           shares of common stock outstanding following this offering.

The holders of shares of common stock are entitled to one vote per share on any matter that comes before the shareholders. Cumulative voting is not authorized. Holders of shares of common stock do not have preemptive rights to purchase securities that we may subsequently issue. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available for payment as dividends. However, we do not anticipate paying any dividends in the foreseeable future to holders of our common stock. In the event of a liquidation, dissolution, or winding up of our affairs, the holders of outstanding shares will be entitled to share pro rata according to their respective interests in our assets and funds remaining after payment of all of our debts and other liabilities and the liquidation preference of any outstanding preferred stock. All of the shares of common stock currently outstanding are fully paid and nonassessable.

PREFERRED STOCK

Our board of directors is authorized, without approval of our shareholders, to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series, and to fix the designations, powers, preferences, and rights of each such series and the qualifications, limitations, or restrictions. Among the specific matters that may be determined by our board are:

➢	the designation of each series;

➢	the number of shares of each series;

➢	the rights in respect of dividends, if any;

➢	whether dividends, if any, shall be cumulative or non-cumulative;

➢	the terms of redemption, repurchase obligation or sinking fund, if any;

➢	the rights in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

➢	rights and terms of conversion, if any;

➢	restrictions on the creation of indebtedness, if any;

➢	restrictions on the issuance of additional preferred stock or other capital stock, if any;

➢	restrictions on the payment of dividends on shares ranking junior to the preferred stock; and

➢	voting rights, if any.

Description of capital stock

Upon completion of this offering, no shares of preferred stock will be outstanding and we have no current plans to issue preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our shareholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

OUTSTANDING OPTIONS AND WARRANTS

As of                    , in addition to outstanding options to acquire        shares of common stock issued pursuant to our 1999 Plan, we have issued options to purchase        shares of our common stock in connection with two debt financing rounds in 2001 and 2003. These options have ten-year terms with exercise prices of $      and $      per share, respectively. Total options outstanding as of                have an average exercise price of $      per share. We have also issued warrants to purchase 32,500 shares of our common stock at a price of $12.00 per share to Bank of America and to S.C.O.U.T., a consulting and investment company in which Dr. Lawrence W. Greer, one of our directors, is a principal, and warrants to purchase 1,979 shares of our common stock at a price of $18.00 per share to Bank of America.

ANTI-TAKEOVER EFFECTS OF TENNESSEE LAW AND PROVISIONS OF OUR CHARTER AND BYLAWS

The Tennessee Business Combination Act, the Tennessee Investor Protection Act, the Tennessee Greenmail Act and the Tennessee Control Share Acquisition Act provide certain anti-takeover protections for Tennessee corporations.

The Tennessee Business Combination Act

The Tennessee Business Combination Act, or TBCA, governs all Tennessee corporations. It imposes a five-year standstill on transactions such as mergers, share exchanges, sales of assets, liquidations and other interested party transactions between Tennessee corporations and “interested shareholders” and their associates or affiliates, unless the business combination is approved by the board of directors before the interested shareholder goes above the 10% ownership threshold. Thereafter, the transaction either requires a two-thirds vote of the shareholders other than the interested shareholder or satisfaction of certain fair price standards.

The TBCA also provides for additional exculpatory protection for the board of directors in resisting mergers, exchanges and tender offers if a Tennessee corporation’s charter specifically opts-in to such provisions. A Tennessee corporation’s charter may specifically authorize the members of a board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer or significant disposition of assets would adversely

Description of capital stock

affect the corporation’s employees, customers, suppliers, the communities in which the corporation operates, or any other relevant factor in the exercise of their fiduciary duty to the shareholders.

Our charter expressly opts-in and provides for exculpation of the board of directors to the full extent permitted under the TBCA. The opt-in will have the effect of protecting us from unwanted takeover bids, because the board of directors is permitted by the charter to take into account all relevant factors in performing its duly authorized duties and acting in good faith and in our best interests.

The Tennessee Investor Protection Act

The Tennessee Investor Protection Act, or TIPA, generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, will result in the offeror beneficially owning more than 10% of any class of shares. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the target company, and the public disclosure of the material terms of the proposed offer. Additional requirements are imposed under that act if the offeror beneficially owns 5% or more of any class of equity securities of the target company, any of which was purchased within one year prior to the proposed takeover offer. TIPA also prohibits fraudulent and deceptive practices in connection with takeover offers, and provides remedies for violations.

TIPA does not apply to an offer involving a vote by holders of equity securities of the offeree company, pursuant to its charter, on a share exchange, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also exempt from TIPA are tender offers which are open on substantially equal terms to all shareholders, are recommended by the board of directors of the target company, and include full disclosure of all terms.

The Tennessee Greenmail Act

The Tennessee Greenmail Act, or TGA, prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of its securities who has beneficially owned the securities for less than two years. We can, however, make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or if we make an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.

The Tennessee Control Share Acquisition Act

Sections 48-103-301 through 48-103-312 of the Tennessee Control Share Acquisition Act, or TCSA, limit the voting rights of shares owned by a person above certain percentage thresholds, unless the non-interested shareholders of the corporation approve the acquisition above the designated threshold. However, the TCSA only applies to corporations whose charter or bylaws contain an express declaration that control share acquisitions are to be governed by the TCSA. In addition, the charter or bylaws must specifically provide for the redemption of control shares or appraisal rights for dissenting shareholders in a control share transaction.

Our charter makes all of the express declarations necessary to avail us of the full protection under the TCSA. The provisions described above will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, management believes that

Description of capital stock

such provisions are advantageous to shareholders in that they will permit management and the shareholders to carefully consider and understand a proposed acquisition and may require a higher level of shareholder participation in the decision.

Pursuant to Section 48-103-308 of the TCSA, we, at our option, may redeem from an acquiring person all, but not less than all, control shares acquired in a control share acquisition, at any time during the period ending 60 days after the last acquisition of control shares by that person, for the fair value of those shares, if (1) no control acquisition statement has been filed, or (2) a control acquisition statement has been filed and the shares are not accorded voting rights by the shareholders of this corporation pursuant to Section 48-103-307. For these purposes, fair value shall be determined as of the effective date of the vote of the shareholders denying voting rights to the acquiring person, if a control acquisition statement is filed, or if no control acquisition statement is filed, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition.

Pursuant to Section 48-103-309 of the TCSA, if control shares acquired in a control share acquisition are accorded voting rights and the acquiring person has acquired control shares that confer upon that person a majority or more of all voting power entitled to vote generally with respect to the election of directors, all this corporation’s shareholders of record, other than the acquiring person, who have not voted in favor of granting those voting rights to the acquiring person shall be entitled to an appraisal of the fair market value of their shares in accordance with Chapter 23 of the Tennessee Business Corporation Act.

Our corporate documents contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other shareholders. These provisions include:

➢	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without shareholder approval;

➢	advance notice procedures required for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders;

➢	limitations on persons authorized to call a special meeting of shareholders;

➢	a staggered board of directors;

➢	a requirement that vacancies in directorships are to be filled by a majority of the directors then in office and the number of directors is to be fixed by the board of directors; and

➢	no cumulative voting.

These and other provisions contained in our second amended and restated charter and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our shareholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of shareholders to remove our current management or approve transactions that our shareholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Mellon Investor Services.

NASDAQ GLOBAL MARKET LISTING

We have applied for our common stock to be quoted on The Nasdaq Global Market under the trading symbol “CPIX”.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital in the future through the sale of our securities. Although we have applied to have our common stock approved for quotation on The Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of           shares of common stock, assuming the issuance of           shares of common stock offered in our initial public offering, conversion of our outstanding shares of preferred stock and no exercise of options after December 31, 2006. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. See “—Lock-Up Agreements.” Persons who may be deemed affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our officers, directors and significant shareholders.

The remaining      shares of common stock held by existing shareholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares,            shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements 180 days after the effective date of this offering, shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below. See “—Lock-Up Agreements.”

Days after date of	Shares eligible
this prospectus	for sale	Comment

Upon effectiveness		Shares sold in the offering
Upon effectiveness		Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-up released; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for one year or less

EMPLOYEE BENEFIT PLANS

As of                  , 2007, there were a total of           shares of common stock subject to outstanding options under our 1999 Option Plan, approximately          of which were vested and exercisable.

Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the 1999 Option Plan and the 2007 Long-Term Incentive Compensation Plan. On the date which is 180 days after the effective date of this offering, a total of approximately      shares of common stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased under the 1999 Option Plan and the 2007 Long-Term Incentive Compensation Plan generally would be available for resale in the public market.

Shares eligible for future sale

LOCK-UP AGREEMENTS

We, all of our directors and executive officers and their affiliates, and holders of           shares of our outstanding stock have agreed that, without the prior written consent of UBS Securities LLC, we and they will not directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” or liquidate or decrease a “call equivalent position” or otherwise dispose of or transfer (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of), including the filing (or participation in the filing) of a registration statement with the SEC in respect of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially by such persons (except for the S-8 filings referred to in the previous paragraph), or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 180 days after the date of this prospectus, other than permitted transfers described below. In addition, we and they agree that, without the prior written consent of UBS Securities LLC, we and they will not, during such period, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The 180-day restricted period described in the preceding two paragraphs will be extended if:

➢	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding two paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of material news or the occurrence of a material event.

UBS Securities LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

➢	the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Shares eligible for future sale

RULE 144(K)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

RULE 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Material U.S. federal income and estate tax consequences to non-U.S. holders

GENERAL

The following is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to a non-U.S. holder (as defined below). The summary is based on provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, rulings and pronouncements of the Internal Revenue Service, or IRS, and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change (possibly on a retroactive basis) or to differing interpretations. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax discussion below or that any such position would not be sustained.

This summary is limited to non-U.S. holders that purchase our common stock issued pursuant to this offering and that hold our common stock as a capital asset, which generally is property held for investment. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under U.S. federal estate or gift tax laws except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

➢	banks, insurance companies or other financial institutions;

➢	partnerships or other pass through entities;

➢	U.S. expatriates;

➢	tax-exempt organizations;

➢	tax-qualified retirement plans;

➢	dealers in securities or currencies;

➢	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

➢	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

➢	an individual citizen or resident of the U.S.;

➢	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States or any political subdivision of the United States;

➢	an estate whose income, regardless of its source, is includible in gross income for U.S. federal income tax purposes;

➢	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions regarding the trust, or (2) that has in effect a valid election to be treated as a U.S. person; or

➢	a partnership, or other entity treated as a partnership for U.S. federal income tax purposes.

Material U.S. federal income and estate tax consequences to non-U.S. holders

If a partnership or other entity classified as such for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner or owner will generally depend on the status of the partner or owner and the activities of the partnership or other entity. It is advised that partnerships (and other entities classified as such for U.S. federal income tax purposes) owning shares of our common stock, and holders of interests in such entities, consult their tax advisors.

Any non-U.S. holder of our common stock should consult their tax advisor regarding the tax consequences of purchasing, holding, and disposing of these shares of stock.

DIVIDENDS

As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. If we pay dividends on our common stock, however, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those payments exceed our current and accumulated earnings and profits, the payments will constitute a return of capital and first reduce the non-U.S. holder’s adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, as described below under the heading “Gain on Disposition of Common Stock.” Any amount treated as a dividend paid to a non-U.S. holder will ordinarily be subject to a 30% U.S. federal withholding tax, or a lower rate if an applicable income tax treaty so provides. A non-U.S. holder will be required to satisfy certain certification and disclosure requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of trade or business within the United States (and, where an applicable tax treaty so requires, are attributable to a permanent establishment or fixed base in the U.S.) will not be subject to U.S. federal withholding tax, provided certain certification and disclosure requirements are met, but instead generally will be taxed in the same manner as if the non-U.S. holder were a U.S. person. Additionally, non-U.S. holders that are corporations receiving such dividends may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty.

Non-U.S. holders are encouraged to consult their tax advisors regarding any claim to benefits under an applicable income tax treaty and the method of claiming the benefits of the treaty. A refund or credit for any non-U.S. holder that is subject to a reduced U.S. federal withholding income tax rate may be obtained by timely filing a claim for a refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

A non-U.S. holder of our common stock generally will not be taxed on gain recognized upon disposition unless:

➢	the non-U.S. holder is present in the U.S. for 183 days or more during the taxable year of the disposition and has met certain other requirements.

➢	the income or gain is effectively connected with the non-U.S. holder’s conduct of trade or business within the U.S. and, if an applicable income tax treaty so requires, is attributable to a permanent establishment or fixed base of the non-U.S. holder in the U.S.; or

➢	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or your holding period for our common stock, and certain other requirements are met. We believe that we are not, and that we will not become, a United States real property holding corporation.

Material U.S. federal income and estate tax consequences to non-U.S. holders

If you are an individual described in the first bullet point immediately above you will be subject to a flat 30% tax on the amount by which gain resulting from the disposition of our common stock and any other U.S.-source capital gains realized in the same taxable year exceed the U.S.-source capital losses recognized in that taxable year, unless an applicable income tax treaty provides for an exemption or lower rate. If you are an individual described in the second bullet point immediately above you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a corporation described in the second bullet point immediately above, you will be subject to tax on the net gain generally in the same manner as if you were a U.S. corporation for U.S. federal income tax purposes, and may also be subject to the branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, on your effectively connected earnings and profits.

U.S. FEDERAL ESTATE TAX

Common stock owned or treated as owned by a non-U.S. holder who is an individual will be included in that non-U.S. holder’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and such non-U.S. holder therefore may be subject to U.S. federal estate tax.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report to you and to the Internal Revenue Service on an annual basis the amount of dividends paid to you and any related taxes withheld from those dividends. Copies of the information returns reporting dividends and the related tax withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Jefferies & Company, Inc., Wachovia Capital Markets, LLC and Morgan Joseph & Co. Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Number of
Underwriters	Shares

UBS Securities LLC
Jefferies & Company, Inc
Wachovia Capital Markets, LLC
Morgan Joseph & Co. Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of           additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at

Underwriting

the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of           shares of common stock to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $      million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and shareholders owning substantially all of our stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET QUOTATION

We have applied to have our common stock approved for quotation on The Nasdaq Global Market under the trading symbol “CPIX”.

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions

Underwriting

may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher that the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects, and the history of and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

Certain of the underwriters and their affiliates may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to investors

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our common stock may be offered to the public in that Relevant Member State at any time:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

➢	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

UNITED KINGDOM

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this

Notice to investors

communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

FRANCE

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common stock has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree N7 2004-1019 of September 28, 2004 and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offer or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any common stock acquired by any Permitted Investors may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.

ITALY

The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to shares of our common stock or the offering be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522.

Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to shares of our common stock or the offering in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, Legislative Decree No. 58 of February 24, 1998, as amended, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person

Notice to investors

resident or located in Italy other than the original recipients of this document may rely on it or its content.

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospective Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading “European Economic Area” above shall apply to Italy.

GERMANY

Shares of our common stock may not be offered or sold or publicly promoted or advertised by any underwriter in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgestz—WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

SPAIN

Neither the common stock nor this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, our common stock may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of articles 30bis of the Spanish Securities Markets Law of 28 July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

SWEDEN

This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act [lagen (1991:980) om handel med finasiella instrument] nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.

SWITZERLAND

The common stock may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland and neither this prospectus nor any other solicitation for investments in our common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The common stock offered hereby has not and will not be registered with the Swiss Federal Banking Commission and has not and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common stock.

Legal matters

The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Adams and Reese LLP, Nashville, Tennessee. Dewey Ballantine LLP, New York, New York is counsel to the underwriters in connection with this offering.

Experts

The consolidated financial statements and schedule of the Company as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 financial statements refers to a change in accounting for stock-based compensation.

Where you can find additional information

We filed a registration statement on Form S-1 with the Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission Headquarters Office, 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above.

CUMBERLAND PHARMACEUTICALS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors
Cumberland Pharmaceuticals Inc.:

We have audited the accompanying consolidated balance sheets of Cumberland Pharmaceuticals Inc. and subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we have also audited the financial statement Schedule II—Valuation and Qualifying Accounts for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Pharmaceuticals Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth herein.

As discussed in notes 2 and 9 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payments.

/s/  KPMG LLP

Nashville, Tennessee
April 23, 2007

Cumberland Pharmaceuticals Inc. and Subsidiaries

Consolidated balance sheets
December 31, 2005 and 2006

	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$5,535,985	6,255,398
Accounts receivable, net of allowances	2,414,813	5,120,462
Inventories	546,382	671,098
Prepaid assets	60,040	142,569
Deferred tax assets	12,492	405,443
Other current assets	21,185	48,352

Total current assets	8,590,897	12,643,322
Property and equipment, net	373,944	365,774
Intangible assets, net	36,975	9,834,270
Deferred tax assets	1,171,508	3,611,861
Other assets	—	25,897

Total assets	$10,173,324	26,481,124

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$281,209	1,833,332
Current portion of other long-term obligations	1,127,455	2,052,501
Accounts payable	990,123	3,372,936
Accrued interest	2,205	101,913
Other accrued liabilities	549,723	1,337,472

Total current liabilities	2,950,715	8,698,154
Long-term debt, excluding current portion	—	3,575,951
Other long-term obligations, excluding current portion	988,961	3,081,359

Total liabilities	3,939,676	15,355,464

Commitments and contingencies (see notes)
Shareholders’ equity:
Preferred stock—no par value. Authorized 3,000,000 shares; $2,780,359 or $3.25 per share liquidation preference; issued and outstanding 855,495 shares at both December 31, 2005 and 2006	2,742,994	2,742,994
Common stock—no par value. Authorized 10,000,000 shares; issued and outstanding 4,890,149 and 4,922,075 shares at December 31, 2005 and 2006, respectively	15,255,029	15,742,590
Accumulated deficit	(11,764,375)	(7,359,924)

Total shareholders’ equity	6,233,648	11,125,660

Total liabilities and shareholders’ equity	$10,173,324	26,481,124

See accompanying notes to consolidated financial statements.

CUMBERLAND PHARMACEUTICALS INC. AND SUBSIDIARIES

Consolidated Statements of Income
Years ended December 31, 2004, 2005, and 2006

	2004	2005	2006

Revenues:
Net product revenue	$8,869,358	8,224,670	16,980,898
Revenue from co-promotion agreements	2,874,544	1,812,242	286,624
Other revenue	288,308	652,752	547,958

Net revenues	12,032,210	10,689,664	17,815,480
Costs and expenses:
Cost of products sold	816,345	533,263	2,399,133
Selling and marketing	6,802,482	5,647,254	7,348,540
Research and development	745,932	1,157,881	2,232,984
General and administrative	2,357,968	2,587,861	2,999,347
Amortization of product license rights	—	—	515,181
Other	6,205	13,489	96,433

Total costs and expenses	10,728,932	9,939,748	15,591,618

Gain on insurance recovery	265,588	—	—

Operating income	1,568,866	749,916	2,223,862
Interest income	969	89,239	208,677
Interest expense	(1,011,631)	(63,204)	(721,804)
Other expense	—	(5,632)	(2,800)

Net income before income taxes	558,204	770,319	1,707,935
Income tax benefit	—	1,184,000	2,696,516

Net income	$558,204	1,954,319	4,404,451

Net income per share—basic	$0.12	0.41	0.90
Net income per share—diluted	0.07	0.24	0.54
Weighted average shares outstanding—basic	4,541,076	4,747,866	4,898,595
Weighted average shares outstanding—diluted	7,741,140	8,152,895	8,227,056

See accompanying notes to consolidated financial statements.

Cumberland Pharmaceuticals Inc. and Subsidiaries

Consolidated statements of shareholders’ equity (deficit) and comprehensive income
Years ended December 31, 2004, 2005, and 2006

						Total
	Preferred stock		Common stock		Accumulated	shareholders’
	Shares	Amount	Shares	Amount	deficit	equity (deficit)

Balance, December 31, 2003	855,495	$2,742,994	4,444,852	$8,101,251	$(14,276,898)	$(3,432,653)
Issuance of common stock, net of proceeds allocated to common stock warrants issued with the common stock	—	—	43,000	373,850	—	373,850
Issuance of common stock warrants in consideration with issuance of common stock	—	—	—	142,150	—	142,150
Issuance of common stock upon conversion of note payable	—	—	111,489	1,337,868	—	1,337,868
Issuance of common stock for services received	—	—	25,267	303,204	—	303,204
Stock options granted for services received	—	—	—	43,928	—	43,928
Exercise of options and related tax benefit, net of mature shares redeemed for the exercise price	—	—	18,799	—	—	—
Options granted to note holders	—	—	—	454,453	—	454,453
Issuance of common stock options upon extension of notes payable	—	—	—	151,074	—	151,074
Change in fair value of embedded conversion feature	—	—	—	45,534	—	45,534
Net and comprehensive income	—	—	—	—	558,204	558,204

Balance, December 31, 2004	855,495	2,742,994	4,643,407	10,953,312	(13,718,694)	(22,388)
Issuance of common stock	—	—	100,000	1,789,364	—	1,789,364
Offering costs settled with stock options	—	—	—	(51,806)	—	(51,806)
Issuance of common stock upon conversion of note payable	—	—	112,916	2,032,488	—	2,032,488
Issuance of common stock for services received	—	—	25,001	300,012	—	300,012
Stock options granted for services received	—	—	—	226,709	—	226,709
Exercise of options and related tax benefit, net of mature shares redeemed for the exercise price	—	—	8,825	4,950	—	4,950
Net and comprehensive income	—	—	—	—	1,954,319	1,954,319

Balance, December 31, 2005	855,495	2,742,994	4,890,149	15,255,029	(11,764,375)	6,233,648
Issuance of common stock for services received	—	—	13,759	273,298	—	273,298
Stock options granted for services received	—	—	—	37,751	—	37,751
Exercise of options and related tax benefit, net of mature shares redeemed for the exercise price	—	—	18,167	46,747	—	46,747
Stock-based compensation—employee stock options grants	—	—	—	104,085	—	104,085
Issuance of common stock warrants	—	—	—	25,680	—	25,680
Net and comprehensive income	—	—	—	—	4,404,451	4,404,451

Balance, December 31, 2006	855,495	$2,742,994	4,922,075	$15,742,590	$(7,359,924)	$11,125,660

See accompanying notes to consolidated financial statements.

Cumberland Pharmaceuticals Inc. and Subsidiaries

Consolidated statements of cash flows
Years ended December 31, 2004, 2005, and 2006

	2004	2005	2006

Cash flows from operating activities:
Net income	$558,204	1,954,319	4,404,451
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization expense	44,006	53,537	587,742
Deferred tax benefit	—	(1,184,000)	(2,833,304)
Non-employee stock grant expense	303,204	300,012	273,298
Non-employee stock option grant expense	43,928	174,903	37,751
Stock-based compensation — employee stock options	—	—	104,085
Excess tax benefit derived from exercise of stock options	—	—	(37,747)
Non-cash interest expense	785,433	—	339,593
Net changes in assets and liabilities affecting operating activities:
Accounts receivable	(2,789,172)	584,603	(2,705,649)
Inventory	(6,905)	254,492	(124,716)
Prepaid and other current assets	(10,275)	(36,743)	(71,844)
Accounts payable, accrued interest, and other accrued liabilities	501,699	(518,922)	3,308,017
Deferred revenue	(699,718)	—	—
Other long-term obligations	(169,784)	833,806	(1,118,422)

Net cash provided by (used in) operating activities	(1,439,380)	2,416,007	2,163,255

Cash flows from investing activities:
Purchase of intangible assets-license	—	—	(6,479,658)
Additions to property and equipment	(50,271)	(301,908)	(59,714)
Additions to trademarks and patents	(839)	(16,591)	(13,558)

Net cash used in investing activities	(51,110)	(318,499)	(6,552,930)

Cash flows from financing activities:
Proceeds from issuance of note payable	—	—	5,500,000
Costs of financing for long-term debt and credit facility	—	—	(65,733)
Principal payments on notes payable	(278,000)	—	(916,668)
Net borrowings (repayments) on line of credit	997,577	(871,839)	544,742
Proceeds from issuance of convertible note	—	1,999,998	—
Proceeds from exercise of stock options	—	4,950	9,000
Excess tax benefit from stock compensation	—	—	37,747
Proceeds from issuance of stock and warrants	516,000	1,789,364	—

Net cash provided by financing activities	1,235,577	2,922,473	5,109,088

Net (decrease) increase in cash and cash equivalents	(254,913)	5,019,981	719,413
Cash and cash equivalents, beginning of year	770,917	516,004	5,535,985

Cash and cash equivalents, end of year	$516,004	5,535,985	6,255,398

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$123,482	63,809	377,202
Income taxes	—	18,000	55,659
Non-cash investing and financing activities:
Liability for license acquired (note 6)	—	—	4,500,000
Deferred financing costs (note 5)	—	—	25,680
Settlement of notes payable including accrued interest with issuance of common stock (notes 5)	1,337,868	2,032,488	—

See accompanying notes to consolidated financial statements.

CUMBERLAND PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to consolidated financial statements

(1)  ORGANIZATION AND BASIS OF PRESENTATION

Cumberland Pharmaceuticals Inc. and its subsidiaries (the Company or Cumberland) is a specialty pharmaceutical company, which was incorporated in Tennessee on January 6, 1999. Its mission is to provide high quality products to address underserved medical needs. Cumberland is focused on acquiring rights to, developing, and commercializing branded prescription products for the acute care and gastroenterology markets.

The Company’s corporate operations and product acquisitions have been funded by a combination of equity and debt financings. The Company focuses its resources on maximizing the commercial potential of its products, as well as developing new product candidates, and has outsourced manufacturing and distribution to carefully selected entities with the appropriate expertise and infrastructure to support these activities.

In order to create access to a pipeline of early-stage product candidates, the Company formed a subsidiary, Cumberland Emerging Technologies (CET), which assists universities and other research organizations to help bring biomedical projects from the laboratory to the marketplace. The Company’s ownership in CET is 86%. The remaining interest is owned by Vanderbilt University and the Tennessee Technology Development Corporation. During 2002, CET’s losses reduced its equity to a deficit position. Accordingly, the Company reduced minority interest to zero and has recorded 100% of the losses associated with the joint venture since that time in accordance with Accounting Research Bulletin No. 51, Consolidated Financial Statements.  These losses amounted to approximately $92,000, $22,000, and $172,000 at December 31, 2004, 2005, and 2006, respectively. The Company will recover the cumulative loss of $445,000 before any income is allocated to the minority interest holders.

In December 2006, the Company created a new, wholly-owned subsidiary, Cumberland Pharma Sales Corp., that includes the Company’s newly acquired hospital sales force who promote the Company’s products, Acetadote® and Kristalose®.

We operate in the single operating segment of specialty pharmaceutical products. Management has chosen to organize the Company based on the type of products sold. All of the Company’s assets are located in the United States. Total revenues are primarily attributable to U.S. customers. Revenues to non-U.S. customers were less than $100,000 for the years ended 2004, 2005 and 2006.

These consolidated financial statements are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles. The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant inter-company balances and transfers have been eliminated.

(2)  SIGNIFICANT ACCOUNTING POLICIES

(a)  Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

(b)  Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records allowances for uncollectible amounts, cash discounts, chargebacks, and credits to be taken by customers for product damaged in shipment based on historical experience. The Company reviews its customer balances on an individual account basis for collectibility. As of December 31, 2005 and 2006,

Notes to consolidated financial statements

the allowance for uncollectible amounts, cash discounts, chargebacks, and credits for damaged product was $184,334 and $298,913, respectively.

Cash discounts are reductions to invoiced amounts offered to customers for payment within a specified period of time from the date of the invoice. The majority of the Company’s products are distributed through independent pharmaceutical wholesalers. In conjunction with recognizing a sale to a wholesaler, “Net Product revenue” and “Accounts Receivables” take into account the sale of the product at the wholesale acquisition cost and an accrual to reflect the difference between the wholesale acquisition cost and the estimated average end-user contract price. This accrual is calculated on a product specific basis and is based on the estimated number of outstanding units sold to wholesalers that will ultimately be sold under end-user contracts. When the wholesaler sells the product to the end user at the agreed upon end-user contract price, the wholesaler charges the Company (“chargeback”) for the difference between the wholesale acquisition price and the end-user contract price and that chargeback is offset against the initial accrual balance.

The Company’s estimate of the allowance for damaged product is based upon historical experience of claims made for damaged product. The Company recognizes revenue for its product when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is probable. Delivery is considered to have occurred upon either shipment of the product or arrival at its destination, depending on the shipping terms of the transaction. At the time the transaction is recognized as a sale, the Company records a reduction in revenue for the estimate of product damaged in shipment as the damaged product may not always be discovered upon receipt of the product by the customer.

Accrued balances for discounts, chargebacks, and credits for damaged product are recorded as a reduction to “Accounts Receivable.” The majority of the 2006 allowance relates to anticipated chargebacks.

(c)  Inventories

The Company utilizes third parties to manufacturer and package finished goods for sale, takes title to the finished goods at the time of shipment from the manufacturer, and warehouses such goods until distribution and sale. The Company’s inventory was comprised completely of finished goods at December 31, 2005 and 2006. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO).

In 2004, the Company recorded the net impact of an insurance recovery of $265,588 related to the settlement of an insurance claim for $73,815 of damaged inventory. The cost of the inventory included in cost of products sold has been offset by a portion of the insurance proceeds.

(d)  Prepaid Assets

Prepaid assets consist of the prepaid premium for directors’ and officers’ insurance, product liability insurance, prepaid consulting services, etc. The Company expenses or amortizes all prepaid amounts as used or over the period of benefit on a straight-line basis, as applicable.

(e)  Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to 15 years. Leasehold improvements are amortized over the shorter of the initial lease term plus its renewal options, if renewal is reasonably assured, or the remaining useful life of the related asset. Upon

Notes to consolidated financial statements

retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly and any gain or loss is reflected in operations. Repairs and maintenance costs are expensed as incurred. Improvements that extend an asset’s useful life are capitalized.

(f)	Intangible Assets

The Company’s intangible assets consist of costs incurred related to licenses, trademarks, and patents.

In 2006, the Company acquired the exclusive U.S. commercialization rights (licenses) to Kristalose®. The cost of acquiring the licenses of products that are approved for commercial use are capitalized and are amortized ratably over the estimated life of the products. At the time of acquisition, the product life is estimated based upon the term of the license agreement, patent life or market exclusivity of the products and our assessment of future sales and profitability of the product. We assess this estimate regularly during the amortization period and adjust the asset value or useful life when appropriate. The total purchase price, which includes the cost of the U.S. commercialization rights and other related costs of obtaining these licenses, is being amortized on a straight-line basis over 15 years, which is management’s estimate of the asset’s useful life.

Trademarks are amortized on a straight-line basis over 10 years, which is management’s estimate of the asset’s useful life.

Patents consist of outside legal costs associated with obtaining patents for products that have already been approved for marketing by the Food and Drug Administration (FDA). Upon issuance of a patent, the finite useful economic life of the patent (or family of patents) is determined, and the patent is amortized over such useful life. If it becomes probable that a patent will not be issued, related costs associated with the patent application will be expensed at that time. All costs associated with obtaining patents for products that have not been approved for marketing by the FDA are expensed as incurred.

When the Company acquires license agreements, product rights, and other identifiable intangible assets, it records the aggregate purchase price as an intangible asset. The Company allocates the purchase price to the fair value of the various intangible assets in order to amortize their cost as an expense in the consolidated statements of income, over the estimated useful life of the related asset.

(g)	Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company recorded no impairment charges during the three-year period ended December 31, 2006.

Notes to consolidated financial statements

(h)	Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements as amended by Staff Accounting Bulletin No. 104 (together, SAB 101), and SFAS No. 48, Revenue Recognition When Right of Return Exists (SFAS 48). Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. Delivery is considered to have occurred upon either shipment of the product or arrival at its destination, depending upon the shipping terms of the transaction. SFAS 48 states that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if (1) the seller’s price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product, (3) the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller, (5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and (6) the amount of future returns can be reasonably estimated.

The Company’s net product revenue reflects reduction of gross product revenue at the time of initial sales recognition for estimated allowances for chargebacks, discounts, and damaged goods and accruals of rebates, product returns, and administrative fees for product promotion and fee for services. Allowances of $184,334 and $298,913 as of December 31, 2005 and 2006, respectively, for chargebacks, discounts and allowances for product damaged in shipment reduce accounts receivable, and accrued liabilities of $83,056 and $742,678 as of December 31, 2005 and 2006, respectively, for rebates, product returns, and administrative fees increase other accrued expenses.

As discussed in 2(b) above, the allowances for chargebacks, discounts, and damaged goods are determined on a product-by-product basis, and are established by management as the Company’s best estimate at the time of sale based on each product’s historical experience adjusted to reflect known changes in the factors that impact such allowances. These are established based on the contractual terms with direct and indirect customers and analysis of historical levels of chargebacks, discounts, and credits claimed for damaged product.

Other organizations, such as managed care providers, pharmacy benefit management companies, and government agencies, may receive rebates from the Company based on negotiated contracts to carry our product or reimbursements for filled prescriptions. These entities represent indirect customers of the Company. In addition, the Company may provide rebates to the end user. In conjunction with recognizing a sale to a wholesaler, sales revenues are reduced and accrued expenses are increased by our estimates of the rebates that will be owed.

Consistent with industry practice, the Company maintains a return policy that allows customers to return product within a specified period prior to and subsequent to the expiration date. The Company’s estimate of the provision for returns of expired product is based upon historical experience with actual returns.

The Company has also entered into agreements with key wholesalers, resulting in product promotion and fee service costs. In accordance with Emerging Issues Task Force (EITF) No. 01-9, Accounting for Consideration Given by a Vendor (Including a Reseller of the Vendor’s Products) (EITF 01-9), these administrative costs have been netted against product revenues.

Notes to consolidated financial statements

The Company’s net product revenue and revenue from co-promotional agreements consist of the following as of December 31:

2004

		Revenue from
	Net Product	Co-Promotional
	Revenue	Agreements	Total

Acetadote	$6,515,307	—	6,515,307
Kristalose(1)	—	2,734,048	2,734,048
Other products(2)	2,354,051	140,496	2,494,547

	$8,869,358	2,874,544	11,743,902

2005

			Revenue from
	Net Product		Co-Promotional
	Revenue		Agreements	Total

Acetadote	$10,111,483		—	10,111,483
Kristalose(1)	—		1,812,242	1,812,242
Other products(2)	(1,886,813	)(3)	—	(1,886,813)

	$8,224,670		1,812,242	10,036,912

2006

		Revenue from
	Net Product	Co-Promotional
	Revenue	Agreements	Total

Acetadote	$10,722,330	—	10,722,330
Kristalose(1)	6,223,931	286,624	6,510,555
Other products(2)	34,637	—	34,637

	$16,980,898	286,624	17,267,522

(1)	During 2004 and 2005 and for the period January 1, 2006 through April 9, 2006 the Company sold Kristalose under a co-promotion arrangement.

(2)	Includes revenues from products that the Company no longer has the exclusive licensing rights.

(3)	Includes the revenue reduction for promotional costs owed to a wholesaler.

For the first quarter of 2006 and the years ended December 31, 2004 and 2005, the Company had two products for which it received a co-promotion fee under the related co-promotion agreements. The Company recognized the promotional fees as revenue from co-promotion agreements during the period in which the sales of the respective product occurred.

Other revenue is primarily comprised of revenue generated by CET through consulting services, development funding, either from private sector investment or through federal Small Business (SBIR/STTR) grant programs, and lease income generated by CET’s Life Sciences Center, a research center that provides scientists with access to flexible lab space and other resources to develop their products. The Company has received two grants for medical research and a grant related to the product Acetadote®. Revenue related to grants is recognized when all conditions related to such grants have been met. Grant revenue totaled approximately $50,000, $253,000, and $375,000 for the years ended December 31, 2004, 2005, and 2006, respectively.

Notes to consolidated financial statements

(i)	Income Taxes

The Company provides for deferred taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to operating loss and tax credit carryforwards, as well as differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The Company’s principal differences are related to timing of deductibility of certain items, such as depreciation, amortization, and expense for options issued to nonemployees. Deferred tax assets and liabilities are measured using enacted tax rates, which are expected to apply to taxable income in the years such temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.

(j)	Stock Option Plan

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provided the required pro-forma disclosures of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure-an Amendment of FASB Statement No. 123. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeded the exercise price on the date of grant. All options granted by the Company had an exercise price equal to or greater than the market price of the underlying stock on the date of grant.

Effective January 1, 2006, the Company adopted the requirements of SFAS No. 123 (revised), Share-Based Payment (SFAS 123R), utilizing the prospective method of adoption. Under this approach, SFAS 123R applies to new awards and the modification, repurchase, or cancellation of outstanding awards beginning on January 1, 2006. Under the prospective method of adoption, compensation cost recognized in 2006 includes only share-based compensation cost for all share-based payments granted subsequent to January 1, 2006. The cost is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R and is recognized as expense over the employee’s requisite service period. The Company calculates the fair value of employee options using the Black-Scholes option pricing model. No compensation cost for share-based payments granted prior to, but not yet vested as of January 1, 2006 has been recognized. Because the Company used the minimum value method for purposes of estimating fair value under SFAS No. 123 prior to January 1, 2006, no pro forma disclosures (as required by SFAS 123 related to 2004 and 2005) are permitted under SFAS 123R.

(k)	Research and Development

Research and development costs are expensed in the period incurred. Research and development costs are comprised mainly of clinical trial expenses, salary and wages, and other related costs such as materials and supplies. Development expense includes activities performed by third-party providers participating in the Company’s clinical studies. The Company accounts for these costs based on estimates of work performed, patient enrollment, or fixed fee for services.

(l)	Advertising Costs

Advertising costs, including samples and print materials, are expensed as incurred and amounted to $777,010, $479,361, and $738,647 in 2004, 2005, and 2006, respectively.

(m)	Distribution Costs

The Company expenses distribution costs as incurred. Distribution costs included in sales and marketing expenses amounted to $610,424, $365,331, and $436,115 in 2004, 2005, and 2006, respectively.

Notes to consolidated financial statements

(n)	Earnings per Share

The Company accounts for net income per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net income per share is calculated by dividing net income by the weighted average number of shares outstanding. Except where the result would be antidilutive to income from continuing operations, diluted earnings per share is calculated by assuming the conversion of convertible instruments and the elimination of related interest expense, and the exercise of stock options, as well as their related income tax benefits.

The following table reconciles the numerator and the denominator used to calculate diluted net income per share:

	Year ended December 31
	2004	2005	2006

Numerator:
Net income	$558,204	1,954,319	4,404,451

Denominator:
Weighted average shares outstanding—basic	4,541,076	4,747,866	4,898,595
Preferred stock shares	855,495	855,495	855,495
Dilutive effect of stock options and warrants	2,344,569	2,549,534	2,472,966

Weighted average shares outstanding—diluted	7,741,140	8,152,895	8,227,056

The number of outstanding stock options that are excluded from the above calculation, as their impact would be anti-dilutive, was 12,138 and 16,489 for the years ended December 31, 2005 and 2006, respectively. There were no anti-dilutive outstanding options as of December 31, 2004. The convertible promissory notes were excluded from the diluted computation in 2004, as they were anti-dilutive.

(o)	Comprehensive Income

Total comprehensive income was comprised solely of net income for all periods presented.

(p)	Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to estimates and assumptions include those related to chargebacks, rebates, discounts, credits for damaged product, and returns, the valuation and determination of useful lives of intangible assets and the rate such assets are amortized, and the realization of deferred tax assets. Actual results could differ from those estimates.

(q)	Recently Issued Accounting Standards

In September 2005, the Emerging Issues Task Force issued EITF No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 01-14). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements

Notes to consolidated financial statements

entered into, and modifications or renewals to existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued FIN No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting SFAS 157 on its results of operations and financial position.

(3)  PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	Range of
	useful lives	2005	2006

Computer hardware and software	3-5 years	$97,862	119,143
Office equipment	3-15 years	23,521	24,167
Furniture and fixtures	5-10 years	119,328	140,866
Leasehold improvements	15 years	273,016	289,265

		513,727	573,441
Less accumulated depreciation and amortization		(139,783)	(207,667)

		$373,944	365,774

Depreciation and amortization expense during 2004, 2005, and 2006 was $39,216, $48,862, and $67,884, respectively, and is included in the consolidated statements of income in general and administrative expense.

Notes to consolidated financial statements

(4)  INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2005	2006

Trademarks	$46,986	46,986
Less accumulated amortization	(26,323)	(31,000)

Total trademarks	20,663	15,986
License	—	10,303,595
Less accumulated amortization	—	(515,181)

Total license	—	9,788,414
Patents	16,312	29,870

	$36,975	9,834,270

Amortization expense, excluding amortization of product license rights of $515,181 in 2006, for fiscal years 2004, 2005, and 2006 was $4,790, $4,675, and $4,677, respectively, and is reflected in general and administrative expenses on the accompanying consolidated statements of income. Amortization expense, including the amortization of product licenses, is expected to be approximately $690,000 in each of the years 2007 through 2011.

In April 2006, the Company completed a transaction to acquire exclusive U.S. commercial rights (product licenses) for Kristalose® for fair value of $10,303,595. This amount includes cash paid on the effective date of the agreement of $6,500,000, installment payments discounted using an interest rate of 7.33% of $1,397,560 and $2,426,377 due April 7, 2007 and April 7, 2009, respectively, and acquisition costs of $13,775, and is net of the fair value of services received by the Company in 2006 of $34,117 under a transition agreement. The fair value of these services was included in selling and marketing expenses.

(5)  LONG-TERM DEBT

A summary of long-term debt is as follows at December 31:

	2005	2006

Revolving line of credit	$281,209	825,951
Term note payable	—	4,583,332

	281,209	5,409,283
Less current portion	281,209	1,833,332

	$—	3,575,951

In August and September 2003, the Company issued nine unsecured promissory notes (the notes) with a combined face value of $500,000 to several investors with original maturity dates of 130 days. One of the notes in the amount of $100,000 was issued to a member of the Company’s Board of Directors, and the transaction is considered to be a related party transaction. These notes bore interest at the contractual rate of 12% per annum for the first 30 days and 15% per annum thereafter. In addition to the contractual interest rate, if the Company had not paid all amounts due under the notes, the Company agreed to grant stock options at the rate of 770 shares of common stock per $50,000 face value of the notes on each of (i) the 30 day after the issuance of the notes and (ii) on a continuing basis,

Notes to consolidated financial statements

each successive 30-day period thereafter, or portion thereof, as the notes remained outstanding. The holders of the notes had, at their option, until the maturity date of the notes, the right to convert all or a portion of unpaid principal and interest into shares of the Company’s common stock at an exercise price of one share per $12. In accordance with the terms of the note agreements, the Company also agreed to issue stock options upon the issuance of the notes to purchase shares of the Company’s common stock at an exercise price of $12 per share and at the rate of 1,540 shares of common stock per $50,000 face value of the notes.

The aggregate fair value of the stock options granted upon the issuance of the notes was $153,538. In accordance with Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the portion of the proceeds of the notes which is allocable to the options was recorded as paid-in capital. The allocation of value between the notes and the options of $346,462 and $153,538, respectively, was based on the fair value of the stock options at time of issuance, since the instruments qualified for equity classification under EITF No. 00-19, Accounting for Derivative Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.  The discount on the instruments created by an allocation of value to the options resulted in an effective conversion price less than the fair market value of the Company’s common stock on the day the debt was issued (commitment date). In accordance with EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, this difference was the per share beneficial conversion feature and resulted in an additional discount on the notes of $153,538. The total of the discounts on the notes of $307,076 was accreted back to the notes redemption value based on the effective-interest method over the term of the notes. The Company amended the note agreements in January 2004 to extend the maturity date an additional 130 days. The modification was not considered to be substantial under EITF No. 96-19, Debtors Accounting for a Modification or Exchange of Debt Instruments (EITF 96-19), and was accounted for as a modification of the original debt. In accordance with EITF 96-19, since the modification of the terms did not result in a debt extinguishment, the change in the fair value of the embedded conversion feature at the modification date (difference between the fair value of the embedded conversion option immediately before and after the modifications) of $45,534 should be accounted for as an additional debt discount resulting in an effect on the subsequent recognition of interest expense for the associated debt. The amendments provided for an additional 1,540 stock options per $50,000 face value of the notes upon extension of the notes. The fair value of the stock options, $151,074, was recognized as additional interest expense over the extension period. The modified notes had a 15% contractual interest rate and contained similar provisions for granting 770 stock options per $50,000 face value of the notes of each 30-day anniversary of the notes being outstanding in the event of nonpayment on the agreed-upon due dates. The following is a summary of the settlement of the notes in May 2004.

		Accrued
	Principal	interest	Total

Settled in 19,822 shares of common stock	$222,000	15,864	237,864
Settled in cash	278,000	37,053	315,053

	$500,000	52,917	552,917

During 2004, interest expense of $1,011,631 included $710,794 recorded by the Company as a result of the notes, which included interest based on the contractual interest rate of the notes of $29,167, the accretion of the discounts on the notes of $227,174 resulting from the fair value of the options granted when the notes were issued and modified and the beneficial conversion feature, and the fair value of the options issued at each thirty day anniversary of $454,453.

Notes to consolidated financial statements

At December 31, 2003, the Company’s revolving line of credit provided that the Company could borrow the lesser of $3.5 million or 80% of eligible accounts receivable, plus 50% of eligible inventory. The interest rate on the line was LIBOR, plus 4% and 2.5% at December 31, 2003 and 2004, respectively (5.13% and 4.92% as of December 31, 2003 and 2004, respectively). In 2004, the remaining unamortized discount related to the value of stock warrants to purchase 12,500 shares of common stock at an exercise price of $12 per share that were issued when the Company modified this line of credit in 2003 was $103,806 and was included in interest expense. The warrants, which were outstanding and exercisable as of December 31, 2006 and expire October 2013, were valued utilizing the Black-Scholes model, with a expected term of 10 years, 0% dividend yield, expected volatility of 79%, and a risk-free interest rate of 4.26%.

In April 2006, the Company completed a transaction with Inalco Biochemicals, Inc. and Inalco S.p.A. (collectively Inalco) to acquire exclusive U.S. commercial rights for Kristalose®. In order to complete this transaction, funding was obtained from Bank of America in the form of a three-year term loan for $5,500,000 and a new two-year revolving line of credit agreement, both with an interest rate of LIBOR plus 2.5% (7.83% as of December 31, 2006). The term loan is being paid off in quarterly installments of $458,334, with final payment due in 2009. The Company can borrow under the revolving line of credit through April 2008 the lesser of $4.0 million or 80% of eligible accounts receivable, plus 50% of eligible inventory. The Company must pay an annual commitment fee of 1/2 of 1% on the unused portion of the commitment. The credit agreement provides that borrowings are collateralized by a first priority lien on all of the Company’s assets, except for the Company’s equity interest in Cumberland Emerging Technologies, Inc. The credit agreement contains an adverse subjective acceleration clause and also requires that the Company maintain a lockbox. However, cash received in the lockbox is not required to be applied against amounts borrowed under the line of credit. This credit agreement contains various covenants and the Company was in compliance with all covenants at December 31, 2006. As of December 31, 2005 and 2006, the Company has borrowed $281,209 and $825,951, respectively, under its revolving line of credit and had additional credit available under the revolving line of credit of approximately $2,982,000 at December 31, 2006. In conjunction with these agreements, the Company issued warrants to purchase up to 1,979 share of common stock at an exercise price of $18 per share, which expire in April 2016 and are outstanding and exercisable as of December 31, 2006. The estimated fair value of these warrants of $25,680, as determined using the Black-Scholes model utilizing a expected term of 10 years, risk-free interest rate of 4.89%, volatility of 60%, and 0% dividend yield, has been recorded in the accompanying consolidated financial statements as equity and deferred financing costs.

On September 4, 2003, the Company borrowed $1,000,000 from S.C.O.U.T. Healthcare Fund, L.P. (S.C.O.U.T.) in the form of an uncollateralized convertible promissory note with a maturity date of September 3, 2004. This transaction is a related party transaction as the general partner of S.C.O.U.T. serves on the Board of Directors of the Company. The note bore interest at a fixed annual rate of 10%. Pursuant to the terms of the note, on its maturity date, the principal value of the note plus any accrued interest totaling $1,100,004 automatically converted into 91,667 shares of common stock of the Company. Total interest expense under this note in 2004 was $67,670.

In the second quarter of 2005, the Company received approximately $2,000,000 from various individuals and companies in exchange for uncollateralized convertible promissory notes with maturity dates six months from the date of issuance. The notes bore interest at a fixed annual rate of 3.5%. In the fourth quarter of 2005, and pursuant to the terms of the note, the principal value of the note of $2,000,000, plus all accrued interest of $32,488, converted into 112,916 shares of the Company’s common stock. Accrued interest of $2,205 was paid in cash at the request of the noteholder.

Notes to consolidated financial statements

Future maturities of debt at December 31, 2006, by year and in the aggregate, were as follow:

2007	$1,833,332
2008	2,659,281
2009	916,670

Total debt payments	$5,409,283

Interest expense associated with the Company’s long-term debt and other long-term obligations consist of the following components for the years ended December 31.

	2004	2005	2006

Noncash interest expense:
Amortization of deferred financing costs—revolving line of credit	$—	—	14,433
Amortization of deferred financing costs—term note payable	103,806	—	13,231
Options grant expense—unsecured promissory notes	454,453	—	—
Accretion of discount—unsecured promissory notes	227,174	—	—
Accretion of discount—deferred purchase price	—	—	210,220
Accretion of discount—product promotion costs	—	—	101,709

	785,433	—	339,593

Contractual interest expense:
Revolving line of credit and term note payable	75,841	57,967	351,875
Uncollateralized convertible promissory notes	67,670	34,693	—
Unsecured promissory notes	29,167	—	—
Other long-term obligations	53,520	(29,456)	30,336

	226,198	63,204	382,211

Total interest expense	$1,011,631	63,204	721,804

(6)  OTHER LONG-TERM OBLIGATIONS

Other long-term obligations consist of the following components at December 31:

	2005	2006

Deferred purchase price, net of discount of $465,843	$—	4,034,157
Third-party development costs	410,846	410,846
Third-party sales force costs	329,169	—
Product promotional costs	1,376,401	578,111
Other	—	110,746

	2,116,416	5,133,860
Less current portion	1,127,455	2,052,501

	$988,961	3,081,359

In April 2006, the Company entered into an agreement with Inalco Biochemicals, Inc. and Inalco S.p.A. (collectively Inalco) to acquire exclusive U.S. commercialization rights (the rights) for Kristalose®. In order to complete this transaction, funding was obtained from Bank of America in the form of a term loan and a new revolving line of credit. Additionally, in accordance with the terms of the agreement, the

Notes to consolidated financial statements

Company has deferred a portion of this purchase price. The following is a summary of amounts deferred under the agreement as of December 31, 2006:

First installment paid upon the effective date of the agreement	$6,500,000
Second installment of $1,500,000 due on April 7, 2007, net of $25,610 discount using an effective interest rate of 7.33%, as of December 31, 2006	1,474,390
Third installment of $3,000,000 due on April 7, 2009, net of $440,233 discount using an effective interest rate of 7.33%, as of December 31, 2006	2,559,767

10,534,157
Less amounts previously paid	6,500,000

Deferred purchase price, net of unaccreted discount	$4,034,157

During 2000, the Company signed an agreement with a third party to cover a variety of development efforts related to a specific pharmaceutical drug, including preparation of submissions to the FDA. In accordance with the agreement, the Company was billed, and the Company expensed, approximately $1,010,000 during the fiscal years 2001 through 2003. As of December 31, 2006, the Company has paid approximately $600,000 of this balance and has accrued approximately $410,000 as a long-term obligation. The balance of approximately $410,000 is due in the following timeframe (a) approximately $205,000 due no later than submission of an application to the FDA, and (b) approximately $205,000 due no later than FDA approval. If neither the submission of the FDA application nor FDA approval occurs due to the Company terminating the project, the $410,000 will become due and payable and will accrue interest at 12.5% until paid.

The agreement also calls for contingent payments upon certain milestones. Upon meeting the first milestone, New Drug Application (NDA) submission for the pharmaceutical drug and FDA acceptance of the submission for review, a contingent payment of approximately $205,000 will become due and payable. Upon meeting the second milestone, FDA approval, a contingent payment of approximately $1,005,000 will become due and payable as follows: approximately $800,000 immediately and approximately $205,000 in twelve monthly installments starting on the date the milestone is met. Since the payments are contingent on specific events which may or may not occur in the future, and which have not occurred or are deemed probable of occurring as of December 31, 2006, the contingent liability for these amounts of approximately $1,200,000 has not been recorded.

In connection with the aforementioned agreement, the Company granted 50,000 stock options with contingent vesting clauses to purchase the Company’s common stock at an exercise price of $3.25. Vesting for 20,000 of these options was contingent upon an NDA submission for the product candidate and FDA acceptance of the submission for review on or before a target date of July 30, 2003. If the NDA submission were to occur three months after the target date, 12,000 options would vest. If the submission for the product occurred between three and six months after this target, 5,000 options would vest. None of the 20,000 options vested since the milestone was not met within six months subsequent to the target date. The third party will have the ability to vest in 30,000 options if FDA approval occurs within 13 months after the NDA is accepted for review. If approval occurs within 14 and 15 months after acceptance for review, the third party will vest in 15,000 options. If approval occurs between 15 and 18 months after acceptance, the third party will vest in 7,500 options. No options will vest after 18 months. As of December 31, 2006, the NDA submission for the product candidate has not been submitted to the FDA for review. Because vesting for these options is contingent on events, which may or may not occur in the future, and which have not occurred as of December 31, 2006, the expense for these options has not been accounted for in the accompanying consolidated financial statements.

Notes to consolidated financial statements

The Company outsources certain sales force activities through an agreement with a third party. Under the terms of the original two-year agreement, the third party would bill the Company for services performed regardless of whether or not the services led to the generation and collection of co-promotion fees. However, the agreement provided for deferral of payment for certain amounts during the initial 12 months of the program, which ended in November 2002. Beginning in the 13th month (December 2002), the cumulative deferred amounts became due no later than the 24th month of the program (November 2003), payable in monthly installments of principal and interest. However, the Company amended the agreement in April 2003 to extend the due date of such deferred amounts to January 31, 2004. In February 2004, the Company amended the agreement to extend the due date of such deferred amounts to June 30, 2004, at which time the full amount deferred was due. In 2005, the Company agreed to make equal monthly payments to pay off the balance owed. The amounts due under this agreement at December 31, 2005 and 2006 were $329,169 and $0, respectively. Total fees billed by the third party under this and similar agreements, including various amendments, and expensed by the Company totaled approximately $2,960,000, $3,082,000, and $3,393,000 in 2004, 2005, and 2006, respectively.

In 2005, the Company entered into an agreement with a key wholesaler for settlement of amounts owed under a contract in the amount of $2,100,000 to be paid in installments over 28 months. The Company recorded this liability based on its net present value of the payments of $1,976,000 using an interest rate of 10%. At December 31, 2005 and 2006, the Company had recorded liabilities of approximately $1,376,000 and $578,000, respectively, related to this arrangement. In 2006, interest expense includes accretion of the discount of $101,709 related to this liability.

As stated above in note 5, interest expense associated with the Company’s other long-term obligations in 2004, 2005, and 2006 was $53,520, $(29,456), and $30,336, respectively. In 2005, amounts owed to a vendor were forgiven and the accrued interest balance was reduced by that amount.

(7)  Income Taxes

Income tax benefit includes the following components:

	2004	2005	2006

Current:
Federal	$—	—	(121,359)
State	—	—	(15,429)

	—	—	(136,788)

Deferred:
Federal	—	1,146,580	2,861,859
State	—	37,420	(28,555)

	—	1,184,000	2,833,304

	$—	1,184,000	2,696,516

Notes to consolidated financial statements

The Company’s deferred tax benefits for 2005 and 2006 were the result of a combination of the utilization of deferred tax assets and a change in judgment about the realizability of deferred tax assets. The deferred tax assets and related valuation allowance related changes for 2004, 2005, and 2006 are as follows:

The deferred income tax benefit is comprised of the following components for the years ended December 31:

	2004	2005	2006

Deferred tax benefit exclusive of the components listed below	$108,006	309,894	287,624
Benefits of operating loss carryforwards	(598,204)	(602,073)	(764,495)
Reduction in valuation allowance due to changes in net deferred tax asset balances	490,198	292,179	476,871
Adjustments to the valuation allowance because of a change in circumstances that caused a judgment about the realizability of the related deferred tax assets in future years	0	(1,184,00)	(2,833,303)

Deferred income tax benefit	$—	(1,184,000)	(2,833,303)

In 2005, the Company further reduced the valuation allowance by $1,184,000 due to positive evidence that deferred tax assets, primarily net operating losses, would be utilized in future years. In 2006, the Company again reduced the valuation allowance by $2,833,303, since additional positive evidence suggested that the majority of the deferred tax assets would be utilized in future years.

The Company’s effective income tax rate for 2004, 2005, and 2006 reconciles with the federal statutory tax rate as follows:

	2004	2005	2006

Federal tax expense at statutory rate	(34)%	(34)%	(34)%
State income tax expense (net of federal income tax benefit)	(3)	(3)	(2)
Permanent differences	(51)	1	—
Other	—	(2)	—
Change in deferred tax asset valuation allowance	88	192	194

Net income tax benefit	—%	154%	158%

The Company’s permanent differences in 2004 are comprised primarily of $830,000 in interest expense that was considered to not be deductible for tax purposes as the underlying financial instruments were considered equity instruments for tax purposes, even though for book purposes, they were considered to be debt.

Notes to consolidated financial statements

Components of the net deferred tax assets are as follows at December 31:

	2004	2005	2006

Net operating loss and tax credits	$4,096,939	3,520,054	2,834,870
Depreciation and amortization	(15,000)	(9,914)	71,412
Allowance for accounts receivable	76,000	97,032	30,841
Inventory write-off	—	73,271	175,961
Deferred charges	179,900	358,302	399,010
Investment income	—	(10,448)	(10,448)
Employee stock-based compensation	—	—	37,747
Expense for options and stock grants to nonemployees	488,126	505,489	517,523

Total deferred tax assets	4,825,965	4,533,786	4,056,916
Less deferred tax asset valuation allowance	(4,825,965)	(3,349,786)	(39,612)

Net deferred tax assets	$—	1,184,000	4,017,304

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $11,816,000 prior to the expiration of the net operating loss carryforwards in 2025. Taxable income for the years ended December 31, 2004, 2005, and 2006 was $1,565,980, $1,938,296, and $2,139,954, respectively. Based upon the level of taxable income over the last three years and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2006. The valuation allowance at December 31, 2006 represents the deferred tax assets associated with CET that the Company believes are not more likely than not will be utilized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company has federal net operating loss carryforwards of approximately $6,255,000 at December 31, 2006 that expire between 2022 and 2025. The Company also has stated net operating losses of approximately $9,615,000 that expire between 2016 and 2025. The Company has federal credit carryforwards of approximately $323,000 that expire starting in 2021.

(8)  SHAREHOLDERS’ EQUITY

(a)	Preferred Stock

Preferred stock shareholders are entitled to vote with the holders of common stock, as each preferred share is entitled to the number of votes the holder would be entitled to if converted to shares of common stock immediately prior to the vote. They are also entitled to receive dividends on an equal basis with holders of common stock on an if-converted equivalent.

Preferred stock shareholders are entitled to receive a $3.25 per share liquidation preference in the event of the dissolution, liquidation, or winding up of the Company. If assets are insufficient to permit full payment, preferred holders are entitled to ratable distribution of the available assets. Preferred shares are convertible, at the option of the holder, at any time after issuance, at the rate of one share of

Notes to consolidated financial statements

common stock for each share of preferred stock. The preferred stock will automatically be converted into common stock in the event of an underwritten public offering of the Company’s common stock or in the event of a consolidation, merger, or sale of substantially all of the assets of the Company. In addition, preferred shareholders are entitled to adjustment of the ratio of conversion of Series A Preferred Stock into common stock to reduce dilution in the event that the Company issued additional equity securities at a purchase price of less than $3.25 per share.

(b)	Common Stock and Warrants

In April 2004, the Company issued 43,000 shares of common stock to a related party at a purchase price of $12 per share for total proceeds of $516,000. Simultaneously with the issuance of the shares of stock, the Company issued a stock purchase warrant with a fair value of $196,200 to purchase 20,000 shares of common stock at an exercise price of $12 per share at any time within seven years of issuance. The warrants, all of which are outstanding as of December 31, 2006, were valued using the Black-Scholes model using the following assumptions: 0% dividend yield, 77% volatility, and 3.90% risk-free interest rate. The shares of stock and the stock warrants were recorded at their relative fair value of $142,150 and $373,850, respectively.

In March 2005, the Company initiated a private placement offering of its common stock. The purpose of this offering was for working capital and for other general corporate purposes, including, but not limited to, the acquisition and development of pharmaceutical products. The offering was a private, limited offering by the Company in reliance upon exemptions from the federal registration provisions of the Securities Act of 1933, as amended, promulgated by the SEC under Regulation D. This offering was completed in 2005, and the Company issued 100,000 shares of common stock at $18 per share, for total net proceeds of $1,789,364 (gross proceeds of $1,800,000 net of cash offering costs of $10,636). The Company issued 3,500 stock options with a fair value of $51,806 to a non-employee as compensation for consulting services associated with the private placement. The fair value of these options has been recorded as additional offering costs and as stock options granted for services received.

In 2004 and 2005, the Company issued 111,489 and 112,916 shares of common stock, respectively, upon conversion of certain promissory notes into shares of the Company’s common stock. See note 5 for a more in-depth discussion of these transactions.

During 2004, 2005, and 2006, the Company issued 25,267, 25,001, and 13,759 shares of common stock, respectively, valued at $303,204, $300,012, and $273,298, respectively, to executives, related parties, and advisors as compensation for services, and is included in general and administrative expenses in the consolidated statements of income. Included in these amounts are shares of common stock granted to board members of 15,600, 23,120, and 12,409 in 2004, 2005, and 2006, respectively, for consulting services rendered. The expense associated with these grants to board members was $187,200, $277,400, and $248,998 in 2004, 2005, and 2006, respectively. In addition, the Company issued 18,799, 8,825, and 18,167 net shares of common stock to key executives and an advisor, who exercised options in 2004, 2005, and 2006, respectively.

As disclosed in notes 5 and 8(b), at December 31, 2006, the Company had outstanding warrants to acquire 34,479 shares of its common stock. See notes 5 and 8(b) for further information.

(9)  STOCK OPTIONS

The Company has adopted the Cumberland Pharmaceuticals Inc. 1999 Stock Option Plan (the Plan) that includes both incentive stock options and nonqualified stock options to be granted to employees, officers, consultants, directors, and affiliates of the Company. The Company has reserved 4,050,000 shares of no par value common stock for issuance under this Plan.

Notes to consolidated financial statements

Incentive stock options must be granted with an exercise price not less than the fair market value of the common stock on the grant date. The options granted to shareholders owning more than 10% of the common stock on the grant date must be granted with an exercise price not less than 110% of the fair market value of the common stock on the grant date.

The options are exercisable on the date(s) established by each grant; however, options granted to officers or directors are not exercisable until at least six months after grant date. The maximum exercise life of an option is ten years from grant date and is five years for stock options issued to 10% shareholders. Vesting is determined on a grant-by-grant basis, in accordance with the terms of the Plan and the related grant agreements.

Options granted in connection with financing arrangements discussed in note 5 were separately approved by the board of directors and do not reduce the amount of options available for issuance under the Plan.

Stock option activity for the three-year period ended December 31, 2006 was as follows:

		Weighted
		average
	Number of	exercise price
	shares	per share

Options outstanding, December 31, 2003	3,901,133	$1.89
Options granted	170,625	12.01
Options exercised	(19,150)	0.22
Options expired	(20,000)	3.25

Options outstanding, December 31, 2004	4,032,608	2.34
Options granted	131,350	12.98
Options exercised	(9,555)	1.89

Options outstanding, December 31, 2005	4,154,403	2.68
Options granted	47,975	18.38
Options exercised	(19,484)	1.93
Options expired	(4,500)	18.00
Options forfeited	(173,416)	5.26

Options outstanding, December 31, 2006	4,004,978	2.74

Of the options outstanding in 2004, 2005, and 2006, 2,361,518, 2,388,018, and 2,391,864, respectively, were options issued to one key executive.

Notes to consolidated financial statements

The following table summarizes information concerning currently outstanding and exercisable options:

		Number		Weighted
		outstanding	Remaining	average
	Range of	and expected	contractual	exercise	Options
Year	Exercise Prices	to vest	life	price	exercisable

1999	$0.20-0.22	422,840	2.06 years	$0.21	422,840
1999	1.00-1.10	2,355,379	2.70 years	1.09	2,355,379
2000	1.85	94,200	3.55 years	1.85	94,200
2001	3.25	401,078	4.22 years	3.25	401,078
2002	3.25-3.58	162,108	5.03 years	3.26	162,108
2002	6.25	6,775	5.48 years	6.25	6,775
2003	6.25-12.00	227,923	6.32 years	8.21	227,923
2004	12.00-13.20	160,625	7.36 years	12.01	160,625
2005	12.00-18.00	131,075	7.15 years	12.97	58,110
2006	18.00-19.80	42,975	7.48 years	18.42	10,050

		4,004,978			3,899,088

The fair value of employee options granted during 2006 were estimated using the Black-Scholes option pricing model and the following assumptions:

Dividend yield	0%
Expected term (years)	3-7
Expected volatility (range)	47%-54%
Risk-free interest rate (range)	4.68%-5.08%

The Company determined the expected life of share options based on the simplified method allowed by SEC Staff Accounting Bulletin No. 107.  Under this approach, the expected term is presumed to be the average between the weighted average vesting period and the contractual term. The expected volatility over the term of the respective option was based on the volatility of similar entities. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage. The risk-free rate is based on a zero-coupon U.S. Treasury bond with a term substantially equal to the corresponding option’s expected term. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. The Company has reviewed historical termination behavior and does not anticipate any further forfeitures on options granted during 2006.

The fair value of non-employee options was estimated using the Black-Scholes option pricing model and the following assumptions.

	2004	2005	2006

Dividend yield	0%	0%	0%
Expected term (years)	10	10	.17-10
Expected volatility (range)	77%	77%	37%-63%
Risk-free interest rate (range)	3.90%	4.13%-4.39%	4.34%-4.42%

The Company determined the above assumptions utilizing the same methodology as noted above for employees, except for the expected term, which was calculated to be the contractual terms of the options in accordance with SFAS 123R.

Notes to consolidated financial statements

As previously discussed in item (j) of note 2, there was no expense recorded in 2006 and there will be no expense in future years associated with unvested employee stock option awards outstanding as of January 1, 2006 due to the Company utilizing the prospective method upon adoption of SFAS 123R.

The weighted average grant date fair value of share options granted during the year ended December 31, 2004, 2005, and 2006 was approximately $7.28, $5.73, and $9.90, respectively. The Company received cash from the exercise of stock options of $4,950 and $9,000 during 2005 and 2006, respectively. Upon exercise, the Company issues new shares of stock. During the years ended December 31, 2004, 2005, and 2006, the aggregate intrinsic value of options exercised under the Plan was $225,587, $153,899, and $357,730, respectively, determined as of the date of option exercise.

During the year ended December 31, 2006, the Company recognized $141,836 of compensation expense related to stock options and recognized a corresponding tax benefit of $37,747. This amount consists of non-employee stock option expense of $37,751 and employee stock option expense of $104,085. Such expense is presented as a component of general and administrative expenses. At December 31, 2006, there was approximately $321,535 of unrecognized compensation cost related to share-based payments granted in 2006, which is expected to be recognized over a period of four years. This amount consists of non-employee unrecognized compensation cost of $55,077 and employee unrecognized compensation cost of $266,458.

The Company issued a total of 18,780, 23,800, and 12,000 stock options to non-employees for services rendered by these individuals in 2004, 2005, and 2006 as compensation for assisting the Company’s management and supporting operations. The amount of compensation expense recorded for such services was $43,928, $226,709, and $37,751, in 2004, 2005, and 2006, respectively. Such expense is presented as a component of general and administrative expenses. Included in these amounts are options to purchase 16,780 shares of common stock at an exercise price of $12.00 in 2004 and options to purchase 11,000 shares of common stock at an exercise price of $18.00 in 2005 and that were granted to two board members.

(10)  LEASES

The Company is obligated under long-term real estate leases for office space expiring at various times through December 2011. The Company also subleases a portion of the space under these leases. Rent expense is recognized over the expected term of the lease, including renewal option periods, on a straight-line basis. Rent expense for 2004, 2005, and 2006 was $139,587, $151,479, and $286,037, respectively, and sublease income was $45,035, $49,131, and $71,173, respectively. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) are:

Year ending December 31:
2007	$375,461
2008	487,015
2009	492,278
2010	460,490
2011	46,711

Total minimum lease payments	$1,861,955

Minimum lease payments have not been reduced by minimum sublease rentals of $49,880 and $7,860 in 2007 and 2008, respectively, under non-cancelable subleases.

Notes to consolidated financial statements

During December of 2006, the Company signed a lease agreement for additional office space at its West End location. The lease agreement begins June 1, 2007 and ends on October 31, 2010. The additional cost of this agreement is approximately $223,000 per year and has been included in the table above.

(11)  MANUFACTURING AND SUPPLY AGREEMENTS

The Company utilizes one supplier to manufacture each of its products and product candidates. Although there are a limited number of manufacturers of pharmaceutical products, management believes that they could utilize other suppliers to manufacture their prescription products on comparable terms. A change in suppliers, any problems with such manufacturing operations or capacity, or contract disputes with the suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

The Company’s manufacturing and supply agreements with the manufacturers of its products contain minimum purchase obligations. For 2007, these obligations require the Company to purchase approximately $2.1 million of product, $2.4 million during 2008, $2.7 million during 2009, $3.0 million during 2010, and $800,000 during 2011. Beginning in April 2011 and continuing through the life of the agreement, one of the manufacturing and supply agreements requires minimum purchases of not less than 65% of the average purchases in each of the three immediately preceding annual periods.

(12)  CONTINGENCIES

The Company is currently party to one legal proceeding brought about by an employee of a third-party contract sales organization that does business with the Company. The lawsuit asserts a multitude of claims arising out of the contract sales organization’s decision to separate employment after the employee claimed to have suffered a workers’ compensation injury. The Company filed a Motion to Dismiss all of the claims against the Company and its representatives. The oral arguments were heard on the motion in November 2006. In December 2006, the Magistrate Judge recommended the Company’s Motion to Dismiss be granted on all claims.

(13)  EMPLOYMENT AGREEMENTS

Effective January 1, 2006, the Company entered into employment agreements with its full-time and part-time employees. Each employment agreement provides for a salary basis for services performed, a potential annual bonus, and, if applicable, a grant of incentive options to purchase the Company’s common shares pursuant to an option agreement. Two of the employment agreements address expense reimbursements for relevant and applicable licenses and continuing education. Employment agreements are amended each successive one-year period, unless terminated.

(14)  MARKET CONCENTRATIONS

The Company currently focuses on acquiring, developing, and commercializing branded prescription products for the acute care and gastroenterology markets. The Company’s principal financial instruments subject to potential concentration of credit risk are accounts receivable, which are unsecured, and cash equivalents. The Company’s cash equivalents consist primarily of money market funds. Certain bank deposits may at times be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits.

Notes to consolidated financial statements

The Company’s primary customers are wholesale pharmaceutical distributors in the U.S. Total revenues from customers representing 10% or more of total revenues for the respective years are summarized as follows:

	2004	2005	2006

Customer 1	34%	34%	22%
Customer 2	13	33	20
Customer 3	27	13	25

Additionally, 92% and 67% of the Company’s accounts receivable balances were due from these three customers at December 31, 2005 and 2006, respectively.

(15)  EMPLOYEE BENEFIT PLAN

The Company sponsors an employee benefit plan that was established January 1, 2006, the Cumberland Pharmaceuticals 401(k) Plan (the Plan) under section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of all employees over the age of 21, having been employed by the Company for at least six months. The Plan provides that participants may contribute up to the maximum amount of their compensation as set forth by the Internal Revenue Service each year. Employee contributions are invested in various investment funds based upon elections made by the employee. There were no contributions made by the Company to the Plan in 2006.

(16)  SUBSEQUENT EVENTS

Beginning January 1, 2007, the Company’s newly formed subsidiary, Cumberland Pharma Sales Corp., began full operations for the purpose of employing the newly acquired hospital sales force, which promotes the Company’s products, Acetadote® and Kristalose® in the acute care market. Previously, this sales force was contracted through a third-party contract sales organization. In October 2006, the Company notified the contract sales organization that it was exercising its right to convert the sales force to the Company’s employees and would, therefore, not renew the contract sales agreement which expired on December 31, 2006.

In January 2007, the Company’s board of directors approved the Long-Term Incentive Compensation Plan, which was subsequently approved by the shareholders in April 2007. The purposes of the Long-Term Incentive Compensation Plan are to encourage the Company’s employees and consultants to acquire stock and other equity-based interests and is intended to replace the Cumberland Pharmaceuticals Inc. 1999 Stock Option Plan without impairing the vesting or exercise of any option granted thereunder.

Cumberland Pharmaceuticals Inc. and Subsidiaries

Schedule II—valuation and qualifying accounts

	Column B	Column C				Column E
	Balance at	Charged to		Charged to	Column D	Balance
Column A	beginning	costs and		other accounts	Deductions —	at end
Description	of period	expenses		describe	describe(1)	of period

Allowance for uncollectible amounts, cash discounts, chargebacks, and credits issued for damaged products:
For the period ended:
December 31, 2004	$—	$1,134,053		$—	$(944,094)	$189,959
December 31, 2005	189,959	553,460		—	(559,085)	184,334
December 31, 2006	184,334	1,152,927		—	(1,038,348)	298,913
Valuation allowance for deferred tax assets:
For the period ended:
December 31, 2004	$5,316,163	$(490,198)		$—	$—	$4,825,965
December 31, 2005	4,825,965	(1,476,179	)(2)	—	—	3,349,786
December 31, 2006	3,349,786	(3,310,174	)(3)	—	—	39,612

(1)	Write-off of uncollectible accounts, net of recoveries, discounts, chargebacks, and credits taken by customers.

(2)	Includes a $1,184,000 reduction in the valuation allowance reflecting the Company’s belief that the future recognition of this amount of deferred tax assets is more likely than not. Remaining decrease is due to the utilization of deferred tax assets.

(3)	Includes a $2,833,303 reduction in the valuation allowance reflecting the Company’s belief that the future recognition of this amount of deferred tax assets is more likely than not. Remaining decrease is due to the utilization of deferred tax assets.

Cumberland Pharmaceuticals Inc. and Subsidiaries

Condensed consolidated balance sheets
(Unaudited)

	As of
	December 31,	March 31,
	2006	2007

ASSETS
Current assets:
Cash and cash equivalents	$6,255,398	8,999,464
Accounts receivable, net of allowance	5,120,462	2,142,489
Inventories	671,098	988,066
Prepaid assets	142,569	256,575
Deferred tax assets	405,443	352,380
Other current assets	48,352	75,155

Total current assets	12,643,322	12,814,129
Property and equipment, net	365,774	379,051
Intangible assets, net	9,834,270	9,664,530
Deferred tax assets	3,611,861	3,220,490
Other assets	25,897	775,719

Total assets	$26,481,124	26,853,919

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$1,833,332	1,833,332
Current portion of other long-term obligations	2,052,501	1,865,804
Accounts payable	3,372,936	3,198,504
Accrued interest	101,913	90,601
Other accrued liabilities	1,337,472	1,394,903

Total current liabilities	8,698,154	8,383,144
Long-term debt, excluding current portion	3,575,951	3,117,617
Other long-term obligations, excluding current portion	3,081,359	3,129,950

Total liabilities	15,355,464	14,630,711
Shareholders’ equity:
Preferred stock-no par value; 3,000,000 shares authorized; 855,495 shares issued and outstanding	2,742,994	2,742,994
Common stock—no par value; 10,000,000 shares authorized; 4,922,075 and 4,938,845 shares issued and outstanding as of December 31, 2006 and March 31, 2007, respectively	15,742,590	16,101,034
Accumulated deficit	(7,359,924)	(6,620,820)

Total shareholders’ equity	11,125,660	12,223,208

Total liabilities and shareholders’ equity	$26,481,124	26,853,919

See accompanying notes to condensed consolidated financial statements.

Cumberland Pharmaceuticals Inc. and Subsidiaries

Condensed consolidated statement of operations
(Unaudited)

	Three Months Ended March 31,
	2006	2007

Net revenues	$1,387,754	5,906,785
Costs and expenses:
Cost of products sold	27,163	571,092
Selling and marketing	1,325,976	2,417,053
Research and development	588,949	452,199
General and administrative	619,918	1,019,129
Amortization of product license rights	—	171,727
Other	28,736	24,978

Total costs and expenses	2,590,742	4,656,178
Operating (loss) income	(1,202,988)	1,250,607
Interest income	54,849	90,157
Interest expense	(68,554)	(192,071)

Net (loss) income before income taxes	(1,216,693)	1,148,693
Income tax expense	—	(409,589)

Net (loss) income	$(1,216,693)	739,104

Net (loss) income per share—basic	$(0.25)	0.15
Net (loss) income per share—diluted	(0.25)	0.09
Weighted average shares outstanding—basic	4,894,891	4,934,657
Weighted average shares outstanding—diluted	8,225,300	8,310,404

See accompanying notes to condensed consolidated financial statements.

Cumberland Pharmaceuticals Inc. and Subsidiaries

Condensed consolidated statements of cash flows
(Unaudited)

	Three Months Ended
	March 31,
	2006	2007

Cash flows from operating activities:
Net (loss) income	$(1,216,693)	739,104
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	19,621	188,231
Deferred tax benefit	—	444,434
Non-employee stock grant expense	114,075	200,596
Non-employee stock option grant expense	37,750	68,231
Stock-based compensation—employee stock options	—	89,630
Non-cash interest expense	—	81,740
Net changes in assets and liabilities affecting operating activities:
Accounts receivable	1,592,184	2,977,973
Inventory	9,704	(316,968)
Prepaid and other current assets	(148,136)	(140,809)
Accounts payable, accrued interest, and other accrued liabilities	76,411	(807,029)
Other long-term obligations	(298,594)	(210,624)

Net cash provided by operating activities	186,322	3,314,509

Cash flows from investing activities:
Additions to property and equipment	(42,217)	(28,611)
Additions to patents	(967)	(3,157)

Net cash used in investing activities	(43,184)	(31,768)

Cash flows from financing activities:
Costs of potential initial public offering	—	(80,328)
Principal payments on notes payable	—	(458,347)
Net borrowings on line of credit	50,385	—
Proceeds from exercise of stock options	9,000	—

Net cash provided (used in) by financing activities	59,385	(538,675)

Net increase in cash and cash equivalents	202,523	2,744,066
Cash and cash equivalents at beginning of period	5,535,985	6,255,398

Cash and cash equivalents at end of period	$5,738,508	8,999,464

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$46,080	121,616
Income taxes	50,793	4,325
Non-cash investing and financing activities:
Deferred financing costs	—	9,222
Exercise of options paid with stock	—	22,031

See accompanying notes to condensed consolidated financial statements.

CUMBERLAND PHARMACEUTICALS INC. AND SUBSIDIARIES

Notes to condensed consolidated financial statements
(Unaudited)

(1)	BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited condensed consolidated financial statements (“condensed consolidated financial statements”) of Cumberland Pharmaceuticals Inc. and its subsidiaries (collectively, “CPI” or “Company”) have been prepared on a consistent basis with the December 31, 2006 audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary to fairly present the information set forth therein. The condensed consolidated financial statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”), and, therefore, omit certain information and footnote disclosure necessary to present the statements in accordance with U.S. generally accepted accounting principles. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006. The results of operations for the first three months of 2007 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

Total comprehensive income (loss) was comprised solely of net income (loss) for the three-month periods ended March 31, 2006 and 2007.

Accounting Policies:

In preparing the condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles, management must make decisions that impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgments based on its understanding and analysis of the relevant circumstances, historical experience, and other available information. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared. Note 2 to the consolidated financial statements in CPI’s 2006 consolidated financial statements provides a summary of significant accounting policies followed in the preparation of the condensed consolidated financial statements. Other footnotes in CPI’s 2006 consolidated financial statements describe various elements of the condensed consolidated financial statements and the assumptions made in determining specific amounts.

Initial public offering costs are included in non-current assets and will be accounted for as a reduction of equity or expensed based on the outcome of the initial public offering.

The condensed consolidated financial statements include the accounts of CPI and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(2)	RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted on January 1, 2007. The implementation of FIN 48 did not impact our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value

Notes to condensed consolidated financial statements

measurements. More specifically, this statement clarifies the definition of fair value, establishes a fair valuation hierarchy based upon observable (e.g. quoted prices, interest rates, yield curves) and unobservable market inputs, and expands disclosure requirements to include the inputs used to develop estimates of fair value and the effects of the estimates on income for the period. This statement does not require any new fair value measurements. This pronouncement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are in the process of evaluating the impact, if any, the adoption of SFAS 157 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to measure many financial instruments and certain other items at fair value. The objective of the statement is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without applying complex hedge accounting provisions. The fair value option provided by this statement may be applied on an instrument by instrument basis, is irrevocable and may be applied only to entire instruments and not portions of instruments. This statement is effective for us beginning in 2008.

In June 2007, the FASB issued EITF 06-11, Tax Benefits from Dividends on Nonvested Stock and Option Awards, which applies to share-based payment arrangements in which the employee received dividends on the award during the vesting period. If ratified, this statement will be effective for fiscal years beginning after December 15, 2007. We are in the process of evaluating the impact, if any, the adoption of EITF 07-1 will have on our results of operations and financial position.

In June 2007, the FASB issued EITF 07-1, Collaborative Arrangements, which defines collaborative arrangements and the specific accounting method to be used for these arrangements. EITF 07-1 also provides guidance on appropriate financial statement disclosures. If ratified, this statement will be effective for fiscal years beginning after December 15, 2007. We are in the process of evaluating the impact, if any, the adoption of EITF 07-1 will have on our results of operations and financial position.

(3)	COMMITMENTS

The Company’s manufacturing and supply agreements with the manufacturer of its products contain minimum purchase obligations. For 2007, these obligations require the Company to purchase approximately $2.1 million of product, $2.4 million during 2008, $2.7 million during 2009, $3.0 million during 2010 and $800,000 during 2011. Beginning in April 2011 and continuing through the life of the agreement, one of the manufacturing and supply agreements requires minimum purchases of not less than 65% of the average purchases in each of the three immediately preceding annual periods.

Through March 31, 2007 the Company had purchased approximately $1.1 million related to these fiscal 2007 obligations.

The Company outsources its field sales force activities through an agreement with a third party. Under the terms of the agreement, the Company is required to make monthly payments to the third party of approximately $258,000 for these activities. The original two-year agreement expires in August 2008 and has a one year renewal option. Should the Company not continue to receive these services from this third party, we would have to consider an alternative source such as another service organization or hiring an internal sales force.

Notes to condensed consolidated financial statements

(4)	INTANGIBLE ASSETS

The Company’s intangible assets consist of costs incurred related to licenses, trademarks, and patents.

	December 31,	March 31,
	2006	2007

Trademarks	46,986	$46,986
Less accumulated amortization	(31,000)	(32,169)

Total trademarks	15,986	14,817
License	10,303,595	10,303,595
Less accumulated amortization	(515,181)	(686,908)

Total license	9,788,414	9,616,687
Patents	29,870	33,026

	9,834,270	$9,664,530

In April 2006, the Company completed a transaction to acquire exclusive U.S. commercial rights (product licenses) for Kristalose® for fair value of approximately $10.3 million. This amount includes cash paid on the effective date of the agreement of $6.5 million, installment payments discounted using an interest rate of 7.33% of approximately $1.4 million and $2.4 million due April 7, 2007 and April 7, 2009, respectively, and acquisition costs of approximately $14,000, and is net of the fair value of services received by the Company in 2006 of approximately $34,000 under a transition agreement. The fair value of these services was expensed over the transition period in 2006 and was included in selling and marketing expenses.

(5)	STOCK OPTIONS

The Company has adopted the Cumberland Pharmaceuticals Inc. 1999 Stock Option Plan (the Plan) that includes both incentive stock options and nonqualified stock options to be granted to employees, officers, consultants, directors, and affiliates of the Company. The Company has reserved 4,050,000 shares of no par value common stock for issuance under this plan.

The Company’s board of directors approved the Long-Term Incentive Compensation Plan, which was subsequently approved by the shareholders in April 2007. The Long-Term Incentive Compensation Plan will become effective upon after the Company’s initial public offering. The purposes of the Long-Term Incentive Compensation Plan are to encourage the Company’s employees and consultants to acquire stock and other equity-based interests and to replace the 1999 Plan. The terms of the awards granted under the 1999 Plan were not impacted by the implementation of the new plan.

Incentive stock options must be granted at an exercise price not less than the fair market value of the common stock on the grant date. The options granted to shareholders owning more than 10% of the common stock on the grant date must be granted at an exercise price not less than 110% of fair market value of the common stock on the grant date.

The options are exercisable on the date(s) established by each grant; however, options granted to officers or directors are not exercisable until at least six months after grant date. The maximum exercise life of an option is ten years from grant date and is five years for stock options issued to 10% shareholders. Vesting is determined on a grant-by-grant basis in accordance with the terms of the Plan and the related grant agreements.

Notes to condensed consolidated financial statements

Stock option activity for the three-year period ended March 31, 2007, was as follows:

		Weighted
		Average
		Exercise
	Number of	Price
	Shares	per Share

Options outstanding, December 31, 2005	4,154,403	$2.68
Options granted	47,975	18.38
Options exercised	(19,484)	1.93
Options expired	(4,500)	18.00
Options forfeited	(173,416)	5.26

Options outstanding, December 31, 2006	4,004,978	2.74
Options granted	45,460	22.00
Options exercised	(6,154)	3.58
Options expired	—	0.00
Options forfeited	(10,633)	17.02

Options outstanding, March 31, 2007	4,033,651	$2.92

The exercise price of the options exercised during the period ended March 31, 2007, was satisfied with the exchange of 1,002 mature shares of the Company’s stock.

Of the options outstanding in the three months ended March 31, 2007, 2,385,710 were options issued to a key executive.

The following table summarizes information concerning currently outstanding and exercisable options:

		Number		Weighted
		Outstanding	Remaining	Average
	Range of	and Expected	Contractual	Exercise	Options
Year	Exercise Prices	to Vest	Life	Price	Exercisable

1999	$0.20-0.22	422,840	1.81 years	$0.21	422,840
1999	1.00-1.10	2,355,379	2.46 years	1.09	2,355,379
2000	1.85	94,200	3.30 years	1.85	94,200
2001	3.25	401,078	3.98 years	3.25	401,078
2002	3.25	155,954	4.78 years	3.25	155,954
2002	6.25	6,775	5.24 years	6.25	6,775
2003	6.25-12.00	227,923	6.08 years	8.21	227,923
2004	12.00-13.20	160,625	7.11 years	12.01	160,625
2005	12.00-18.00	129,075	6.89 years	12.98	56,110
2006	18.00-19.80	34,725	7.83 years	18.52	6,800
2007	22.00	45,077	9.83 years	22.00	6,900

		4,033,651			3,894,584

Notes to condensed consolidated financial statements

The fair value of employee options granted during the three months ended March 31, 2006 and 2007 were estimated using the Black-Scholes option pricing model and the following assumptions:

Three Months Ended March 31,
	2006	2007

Dividend yield	—%	—%
Expected term (years)	—	5.5-6.4
Expected volatility (range)	—%	58%-64%
Risk-free interest rate (range)	—%	4.62%-4.82%

The fair value of non-employee options granted during the three months ended March 31, 2006 and 2007 were estimated using the Black-Scholes option pricing model and the following assumptions.

	Three Months Ended March 31,
	2006	2007

Dividend yield	—%	—%
Expected term (years)	2.10	10.00
Expected volatility	60%	74%
Risk-free interest rate	4.46%	4.83%

The weighted average grant date fair value of share options granted during the three months ended March 31, 2006 and 2007 was approximately $8.36 and $14.41, respectively, and equal to or less than the exercise price. The Company received cash from the exercise of stock options of $9,000 and $0 for the three months ended March 31, 2006 and 2007, respectively. During the three months ended March 31, 2006 and 2007, the aggregate intrinsic value of options exercised under the Plan was $0, and $113,357, respectively, determined as of the date of option exercise.

During the three months ended March 31, 2006 and 2007, the Company recognized $37,750 and $157,861 in stock option expense, respectively. For 2006, this amount was all related to non-employees. For 2007, this amount consists of non-employee stock option expense of $68,231 and employee stock option expense of $89,630. Such expense is presented as a component of general and administrative expenses. At March 31, 2007, there was approximately $765,629 of unrecognized compensation cost related to share-based payments granted in 2007 and 2006, which is expected to be recognized over a period of four years. This amount consists of non-employee unrecognized compensation cost of $77,114 and employee unrecognized compensation cost of $688,515.

For the three months ended March 31, 2006 and 2007 respectively, the Company issued a total of 7,000 and 7,000 stock options to non-employees for services rendered by these individuals as compensation for assisting the Company’s management and supporting operations. The amount of compensation expense recorded for non-employee services was $37,750 and $68,231 for the three months ended March 31, 2006 and 2007, respectively. Such expense is presented as a component of general and administrative expenses.

(6)	INCOME TAXES

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainties in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarified the accounting and disclosure for uncertainty in income tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the

Notes to condensed consolidated financial statements

recognition and measurement related to accounting for income taxes. The Company adopted the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in the these jurisdictions.

The Company believes that its income tax filing positions and deductions will be sustained on audit and has concluded that there will not be any adjustments that will result in a material change to its financial position. The Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

The Company’s accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of the provision for income taxes. There were no interest or penalty amounts accrued as of January 1, 2007.

Income tax expense for the first quarter of 2007 has been provided for based on an estimated effective tax rate of approximately 36% expected to be applicable for the 2007 fiscal year.

(7)	NET (LOSS) INCOME PER SHARE

The following table reconciles the numerator and the denominator used to calculate diluted net (loss)/income per share:

	Three Months Ended March 31,
	2006	2007

Numerator:
Net (loss) income	(1,216,693)	$739,104

Denominator:
Weighted average shares outstanding—basic	4,894,891	4,934,657
Preferred stock shares	855,495	855,495
Dilutive effect of stock options and warrants	2,474,914	2,520,252

Weighted average shares outstanding—diluted	8,225,300	8,310,404

The number of outstanding stock options that are excluded from the above calculation, as their impact would be anti-dilutive, was 2,758 and 27,855 for the three months ended March 31, 2006 and 2007, respectively.

(8)	MARKET CONCENTRATIONS

The Company currently focuses on acquiring, developing, and commercializing branded prescription products for the acute care and gastroenterology markets. The Company’s principal financial instruments subject to potential concentration of credit risk are accounts receivable, which are unsecured, and cash equivalents. The Company’s cash equivalents consist primarily of money market funds. Certain bank deposits may at times be in excess of the FDIC insurance limits.

Notes to condensed consolidated financial statements

The Company’s primary customers are wholesale pharmaceutical distributors in the U.S. Total revenues from customers representing 10% or more of total product revenues for the respective years are summarized as follows:

	For the Three Months Ended
	March 31,
	2006	2007

Customer 1	2%*	34%
Customer 2	78%	33%
Customer 3	17%	28%

*	NOTE: During the fourth quarter of 2005, this customer purchased additional product prior to a scheduled price increase with the Company’s consent. This resulted in lower sales in the first quarter of 2006.

Additionally, approximately 46% and 89% of the Company’s accounts receivable balances were due from these three customers at March 31, 2006 and 2007, respectively.

(9)	SEGMENT REPORTING

We operate in one segment, specialty pharmaceutical products. Management has chosen to determine segments based on the type of product sold. All of the Company’s assets are located in the United States. Total revenues are primarily attributable to U.S. customers. Revenues to non-U.S. customers were $0 during the three month periods ended March 31, 2006 and 2007.

The Company’s net revenues were as follows:

	Three Months Ended March 31,
	2006		2007

Acetadote	$865,403		$3,863,280
Kristalose	271,439	(2)	1,982,054
Other(1)	250,912		61,451

Total	$1,387,754		$5,906,785

(1)	Includes co-promotion revenues, revenues from products that the Company no longer has the exclusive licensing rights and grant revenue.

(2)	Represents co-promotion revenues.

(10)	CONTINGENCIES

During 2006, the Company contracted with a third party to perform certain toxicology testing services to support the development efforts related to a specific pharmaceutical drug. The Company was billed, and the Company paid $215,000 during 2006. The agreement also calls for a contingent payment of $215,000. This contingent payment will become due and payable upon FDA approval of the pharmaceutical drug. Since this payment is contingent on a specific event which may or may not occur in the future, and which has not occurred or is deemed probable of occurring as of March 31, 2007, the contingent liability for this amount has not been recorded.

During the second quarter of 2006, our Chief Executive, a Vice President of ours, and we were named as co-defendants in Parniani v. Cardinal Health, Inc. et al., Case No. 0:06-cv-02514-PJS-JJG in the U.S. District Court in the District of Minnesota for unspecified damages based on workers’ compensation

Notes to condensed consolidated financial statements

and related claims. A former employee of a third-party service provider to us filed the complaint. The service provider, which is also named as a co-defendant, has agreed to assume control of our defense at its cost pursuant to a contract between it and us. The service provider is seeking dismissal of the lawsuit against us, our Chief Executive, and our Vice President, among other co-defendants. Based upon the information available to us to date, we believe that all asserted claims against us and the individual defendants are without merit. However, if any of the claims are deemed meritorious by judicial determination, we expect to be indemnified by the service provider so that resolution of this matter is not expected to have a material adverse effect on our future financial results or financial condition.

Part II

Information not required in prospectus

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses relating to the registration of the shares of common stock being offered hereby, other than underwriting discounts and commissions, will be borne by us. Such expenses are estimated to be as follows:

Item	Amount

SEC registration fee	$
NASD filing fee	$
NASDAQ listing fee	$
Printing expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer agent and registrar expenses	$
Total	$

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our charter and bylaws provide for indemnification of our directors to the fullest extent permitted by the Tennessee Business Corporation Act, as amended from time to time. Our directors shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. The Tennessee Business Corporation Act provides that a Tennessee corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any proceeding, whether criminal or civil, administrative or investigative if, in connection with the matter in issue, the individual’s conduct was in good faith, and the individual reasonably believed: in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interest; and in all other cases, that the individual’s behavior was at least not opposed to its best interest; and in the case of a criminal proceeding, the individual had no reason to believe the individual’s conduct was unlawful. In addition, we have entered into indemnification agreements with our directors. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of our shareholders to collect monetary damages from directors. We believe that these contractual agreements and the provisions in our charter and bylaws are necessary to attract and retain qualified persons as directors.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

In September 2003, we borrowed $500,000 from nine existing and accredited shareholders pursuant to uncollateralized secured notes payable with original maturity dates of 130 days. These notes bore interest at 12% for the first 30 days and 15% thereafter. The holders of the notes had, at their option, until the maturity date of the notes payable, the right to convert all or a portion of the unpaid principal and interest into shares of our common stock at a rate of $12.00 per share. We also issued to these lenders options to purchase shares of our common stock, at an exercise price of $12.00 per share, and at the rate of 1,540 shares of common stock per $50,000 face value of the notes. If we had not prepaid all amounts due and owing under the notes, we agreed to grant additional options at the rate of 770 shares of common stock per $50,000 face value on each of (i) the 30th day after the date of the notes and (ii) on a continuing basis, each successive 30-day period thereafter, or portion thereof, as the notes remained outstanding. At December 31, 2003, the notes payable had not been prepaid, so we granted options to acquire an additional 30,800 shares. We amended the notes agreements in January 2004 to extend the maturity date 130 days. The amendments granted an additional option to

Part II

purchase 1,540 shares per $50,000 face value upon extension of the notes and contained similar provisions for granting options in the event of nonpayment on the agreed-upon due dates. Based on the extension of the maturity date, rights to purchase a total of 61,600 shares were earned by the holders of the notes in 2004. We repaid these notes or settled these notes in shares in May 2004. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

In September 2003, we borrowed $1,000,000 from S.C.O.U.T. Healthcare Fund, L.P., or S.C.O.U.T., in the form of a convertible promissory note with a maturity date of September 2004. The President and majority shareholder of the general partner of S.C.O.U.T., Dr. Lawrence W. Greer, serves on our board of directors. Pursuant to the terms of the note, on its maturity date, S.C.O.U.T. converted the principal value of the note plus all interest accrued at a fixed rate of ten percent per annum into 91,667 shares of our common stock at a price of $12.00 per share.

On April 15, 2004, we issued 43,000 common shares at $12.00 per share, for an aggregate consideration of $516,000 and a five-year warrant to purchase 20,000 common shares at $12.00 per share to S.C.O.U.T., which represented to us that it was an accredited investor. This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

By an offering memorandum dated April 1, 2005, we offered 100,000 shares of our common stock at a purchase price of $18.00 per share. Thirty investors subscribed for 100,000 shares in the aggregate, for an aggregate consideration of $1,800,000. This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

By an offering memorandum dated May 5, 2005, we received approximately $2,000,000 from approximately 41 investors in exchange for uncollateralized convertible promissory notes with a maturity date six months from the date of issuance. Upon maturity, the principal and accrued interest payable on the notes converted into 112,916 shares of common stock at a rate of $18.00 per share. This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

In April 2006, we issued a ten-year warrant to purchase 1,979 common shares at $18.00 per share to Bank of America. The issuance of this security was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

Since January 1, 2004, we have granted options to purchase 287,610 shares of our common stock under the 1999 Option Plan to our employees, directors and consultants at exercise prices ranging from $12.00 to $22.00 per share. Of these, an aggregate of 775 shares of our common stock were issued upon the exercise of stock options.

Since January 1, 2004, we also issued an aggregate of 75,645 shares of common stock as compensation for services pursuant to contracts. Restricted-stock legends were affixed to the securities issued in these transactions. Our board of directors determined that the fair value of the services received equaled the value of the stock granted with values ranging from $12.00 to $22.00 per share. The issuances of common stock in connection with awards of restricted stock were exempt either pursuant to Rule 701 or pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

The issuances of securities described in the first six paragraphs of Item 15 were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, and/or Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and they were acquiring the securities for investment only and not with a view

Part II

toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the registrant or had adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant. The sale of these securities was made without general solicitation or advertising.

The issuances of securities described in the seventh and eighth paragraphs of Item 15 were exempt from registration under the Securities Act of 1933, as amended, in reliance on either (1) Rule 701 of the Securities Act of 1933, as amended, as offers and sales of securities pursuant to compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)

No.	Description

1.1*	Form of Underwriting Agreement.
3.1**	Second Amended and Restated Charter of Cumberland Pharmaceuticals Inc.
3.2**	Amended and Restated Bylaws of Cumberland Pharmaceuticals Inc.
4.1*	Specimen Common Stock Certificate of Cumberland Pharmaceuticals Inc.
4.2**	Warrant to Purchase Common Stock of Cumberland Pharmaceuticals Inc., issued to Bank of America, N.A. on October 21, 2003.
4.3**	Stock Purchase Warrant, issued to S.C.O.U.T. Healthcare Fund L.P. on April 15, 2004.
4.4**	Warrant to Purchase Common Stock of Cumberland Pharmaceuticals Inc., issued to Bank of America, N.A. on April 6, 2006.
4.5#**	Form of Option Agreement under 1999 Stock Option Plan of Cumberland Pharmaceuticals Inc.
4.6#*	Form of Option Agreement under 2007 Long-Term Incentive Compensation Plan of Cumberland Pharmaceuticals Inc.
4.7#*	Form of Agreement under 2007 Directors’ Compensation Plan of Cumberland Pharmaceuticals Inc.
5.1*	Opinion of Adams and Reese LLP.
10.1†**	Manufacturing and Supply Agreement for N-Acetylcysteine, dated January 15, 2002, by and between Bioniche Life Sciences, Inc. and Cumberland Pharmaceuticals Inc.
10.2**	Novation Agreement, dated January 27, 2006, by and among Bioniche Life Sciences, Inc., Bioniche Pharma Group Ltd., and Cumberland Pharmaceuticals Inc.
10.3†**	First Amendment to Manufacturing and Supply Agreement for N-Acetylcysteine, dated November 16, 2006, by and between Bioniche Teoranta and Cumberland Pharmaceuticals Inc.

Part II

No.	Description

10.4†**	Cardinal Health Contract Sales and Services for Cumberland Pharmaceuticals Inc. Dedicated Sales Force Agreement, dated May 16, 2006, by and between Cardinal Health PTS, LLC and Cumberland Pharmaceuticals Inc.
10.5†**	First Amendment to Contract Sales and Service Agreement, dated July 19, 2006, by and between Cardinal Health PTS, LLC and Cumberland Pharmaceuticals Inc.
10.6*	Second Amendment to Contract Sales and Service Agreement, dated , 2007, by and between Cumberland Pharmaceuticals Inc. and Inventiv Commercial Services, LLC, as successor in interest to Cardinal Health PTS, LLC.
10.7†**	Distribution Services Agreement, dated August 3, 2000, by and between CORD Logistics, Inc. and Cumberland Pharmaceuticals Inc.
10.8†**	Strategic Alliance Agreement, dated July 21, 2000, by and between F.H. Faulding & Co. Limited and Cumberland Pharmaceuticals Inc.
10.9†**	Kristalose Agreement, dated April 7, 2006, by and among Inalco Biochemicals, Inc., Inalco S.p.A., and Cumberland Pharmaceuticals Inc.
10.10†**	License Agreement, dated May 28, 1999, by and between Vanderbilt University and Cumberland Pharmaceuticals Inc.
10.11#**	Employment Agreement effective as of January 1, 2007 by and between A.J. Kazimi and Cumberland Pharmaceuticals Inc.
10.12#**	Employment Agreement effective as of January 1, 2007 by and between Jean W. Marstiller and Cumberland Pharmaceuticals Inc.
10.13#**	Employment Agreement effective as of January 1, 2007 by and between Leo Pavliv and Cumberland Pharmaceuticals Inc.
10.14#**	Employment Agreement effective as of January 1, 2007 by and between J. William Hix and Cumberland Pharmaceuticals Inc.
10.15#**	Employment Agreement effective as of January 1, 2007 by and between David L. Lowrance and Cumberland Pharmaceuticals Inc.
10.16†*	Second Amended and Restated Loan Agreement by and between Cumberland Pharmaceuticals Inc. and Bank of America, N.A., dated April 6, 2006.
10.17#**	1999 Stock Option Plan of Cumberland Pharmaceuticals Inc.
10.18#**	2007 Long-Term Incentive Compensation Plan of Cumberland Pharmaceuticals Inc.
10.19#**	2007 Directors’ Compensation Plan of Cumberland Pharmaceuticals Inc.
10.20**	Form of Indemnification Agreement between Cumberland Pharmaceuticals Inc. and all members of its Board of Directors.
10.21†**	Lease Agreement, dated September 10, 2005, by and between Nashville Hines Development, LLC and Cumberland Pharmaceuticals Inc.
10.22†*	Sublease Agreement, dated December 14, 2006, by and between Robert W. Baird & Co. Incorporated and Cumberland Pharmaceuticals Inc.
10.23†**	Amended and Restated Lease Agreement, dated November 11, 2004, by and between The Gateway to Nashville LLC and Cumberland Emerging Technologies, Inc.
10.24**	First Amendment to Amended and Restated Lease Agreement, dated August 23, 2005, by and between The Gateway to Nashville LLC and Cumberland Emerging Technologies, Inc.
21**	Subsidiaries of Cumberland Pharmaceuticals Inc.

Part II

No.	Description

23.1	Consent of KPMG LLP.
23.2*	Consent of Adams and Reese, LLP (contained in Exhibit 5).
23.3	Consent of Morgan Joseph & Co. Inc.
24**	Powers of Attorney (contained on the signature page of Registration Statement on Form S-1 filed on May 1, 2007).

*	To be filed by amendment.

**	Previously filed.

#	Indicates a management contract or compensatory plan.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b)	See Schedule II—Valuation and qualifying accounts included in our audited financial statements included elsewhere in this registration statement.

All other schedules have been omitted because they are not applicable.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee, on the 6th day of July, 2007.

CUMBERLAND PHARMACEUTICALS INC.

By:	/s/ a.j. kazimi
A.J. Kazimi
Chairman and CEO
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ a.j. kazimi A.J. Kazimi		Chairman and CEO (Principal Executive Officer)	July 6, 2007
/s/ david l. lowrance David L. Lowrance		Vice President and CFO (Principal Financial and Accounting Officer)	July 6, 2007
* Robert G. Edwards		Director	July 6, 2007
* Thomas R. Lawrence		Director	July 6, 2007
* Lawrence W. Greer		Director	July 6, 2007
* Martin E. Cearnal		Director	July 6, 2007
*By:	/s/ a.j. kazimi A.J. Kazimi Attorney-in-Fact

S-1

Exhibit Index

No.	Description

1.1*	Form of Underwriting Agreement.
3.1**	Second Amended and Restated Charter of Cumberland Pharmaceuticals Inc.
3.2**	Amended and Restated Bylaws of Cumberland Pharmaceuticals Inc.
4.1*	Specimen Common Stock Certificate of Cumberland Pharmaceuticals Inc.
4.2**	Warrant to Purchase Common Stock of Cumberland Pharmaceuticals Inc., issued to Bank of America, N.A. on October 21, 2003.
4.3**	Stock Purchase Warrant, issued to S.C.O.U.T. Healthcare Fund L.P. on April 15, 2004.
4.4**	Warrant to Purchase Common Stock of Cumberland Pharmaceuticals Inc., issued to Bank of America, N.A. on April 6, 2006.
4.5#**	Form of Option Agreement under 1999 Stock Option Plan of Cumberland Pharmaceuticals Inc.
4.6#*	Form of Option Agreement under 2007 Long-Term Incentive Compensation Plan of Cumberland Pharmaceuticals Inc.
4.7#*	Form of Agreement under 2007 Directors’ Compensation Plan of Cumberland Pharmaceuticals Inc.
5.1*	Opinion of Adams and Reese LLP.
10.1†**	Manufacturing and Supply Agreement for N-Acetylcysteine, dated January 15, 2002, by and between Bioniche Life Sciences, Inc. and Cumberland Pharmaceuticals Inc.
10.2**	Novation Agreement, dated January 27, 2006, by and among Bioniche Life Sciences, Inc., Bioniche Pharma Group Ltd., and Cumberland Pharmaceuticals Inc.
10.3†**	First Amendment to Manufacturing and Supply Agreement for N-Acetylcysteine, dated November 16, 2006, by and between Bioniche Teoranta and Cumberland Pharmaceuticals Inc.
10.4†**	Cardinal Health Contract Sales and Services for Cumberland Pharmaceuticals Inc. Dedicated Sales Force Agreement, dated May 16, 2006, by and between Cardinal Health PTS, LLC and Cumberland Pharmaceuticals Inc.
10.5†**	First Amendment to Contract Sales and Service Agreement, dated July 19, 2006, by and between Cardinal Health PTS, LLC and Cumberland Pharmaceuticals Inc.
10.6*	Second Amendment to Contract Sales and Service Agreement, dated , 2007, by and between Cumberland Pharmaceuticals Inc. and Inventiv Commercial Services, LLC, as successor in interest to Cardinal Health PTS, LLC.
10.7†**	Distribution Services Agreement, dated August 3, 2000, by and between CORD Logistics, Inc. and Cumberland Pharmaceuticals Inc.
10.8†**	Strategic Alliance Agreement, dated July 21, 2000, by and between F.H. Faulding & Co. Limited and Cumberland Pharmaceuticals Inc.
10.9†**	Kristalose Agreement, dated April 7, 2006, by and among Inalco Biochemicals, Inc., Inalco S.p.A., and Cumberland Pharmaceuticals Inc.
10.10†**	License Agreement, dated May 28, 1999, by and between Vanderbilt University and Cumberland Pharmaceuticals Inc.
10.11#**	Employment Agreement effective as of January 1, 2007 by and between A.J. Kazimi and Cumberland Pharmaceuticals Inc.
10.12#**	Employment Agreement effective as of January 1, 2007 by and between Jean W. Marstiller and Cumberland Pharmaceuticals Inc.

No.	Description

10.13#**	Employment Agreement effective as of January 1, 2007 by and between Leo Pavliv and Cumberland Pharmaceuticals Inc.
10.14#**	Employment Agreement effective as of January 1, 2007 by and between J. William Hix and Cumberland Pharmaceuticals Inc.
10.15#**	Employment Agreement effective as of January 1, 2007 by and between David L. Lowrance and Cumberland Pharmaceuticals Inc.
10.16†*	Second Amended and Restated Loan Agreement by and between Cumberland Pharmaceuticals Inc. and Bank of America, N.A., dated April 6, 2006.
10.17#**	1999 Stock Option Plan of Cumberland Pharmaceuticals Inc.
10.18#**	2007 Long-Term Incentive Compensation Plan of Cumberland Pharmaceuticals Inc.
10.19#**	2007 Directors’ Compensation Plan of Cumberland Pharmaceuticals Inc.
10.20**	Form of Indemnification Agreement between Cumberland Pharmaceuticals Inc. and all members of its Board of Directors.
10.21†**	Lease Agreement, dated September 10, 2005, by and between Nashville Hines Development, LLC and Cumberland Pharmaceuticals Inc.
10.22†*	Sublease Agreement, dated December 14, 2006, by and between Robert W. Baird & Co. Incorporated and Cumberland Pharmaceuticals Inc.
10.23†**	Amended and Restated Lease Agreement, dated November 11, 2004, by and between The Gateway to Nashville LLC and Cumberland Emerging Technologies, Inc.
10.24**	First Amendment to Amended and Restated Lease Agreement, dated August 23, 2005, by and between The Gateway to Nashville LLC and Cumberland Emerging Technologies, Inc.
21**	Subsidiaries of Cumberland Pharmaceuticals Inc.
23.1	Consent of KPMG LLP.
23.2*	Consent of Adams and Reese, LLP (contained in Exhibit 5).
23.3	Consent of Morgan Joseph & Co. Inc.
24**	Powers of Attorney (contained on the signature page of the Registration Statement on Form S-1 filed on May 1, 2007).

*	To be filed by amendment.

** Previously filed.

#	Indicates a management contract or compensatory plan.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.